As filed with the Securities and Exchange Commission on December 16, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SUSQUEHANNA BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	6022	23-2201716
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

26 North Cedar Street

Lititz, Pennsylvania 17543

(717) 626-4721

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

William J. Reuter

Chairman, Chief Executive Officer and President

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, Pennsylvania 17543

(717) 626-4721

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Joanne R. Soslow Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103 (215) 963-5000	Lisa M. Cavage Senior Vice President, Secretary and Counsel Susquehanna Bancshares, Inc. 26 North Cedar Street Lititz, Pennsylvania 17543 (717) 626-4721	Kevin M. Houlihan Elias, Matz, Tiernan & Herrick L.L.P. 734 Fifteenth Street, N.W. 12th Floor Washington, DC 20005 (202) 347-0300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common Stock, $2.00 par value per share	5,000,000	Not applicable	$32,489,355	$3,476.36

(1)	Represents the maximum number of shares of Susquehanna Bancshares, Inc. common stock, par value $2.00 per share, issuable in the Susquehanna Bancshares, Inc., Susquehanna Patriot Bank and Minotola National Bank merger pursuant to the Agreement and Plan of Merger among Susquehanna Bancshares, Inc., Susquehanna Patriot Bank and Minotola National Bank, dated as of November 14, 2005. The actual number of shares issued in the merger will be based upon the application of pro rata allocation procedures for distribution of stock or cash consideration to Minotola National Bank shareholders under the terms of the merger agreement.
(2)	Calculated in accordance with Rule 457(f) under the Securities Act of 1933, the proposed maximum offering price is computed by taking (A) the product of (i) the book value of 1,603.11 for one share of Minotola common stock as of November 30, 2005 and (ii) 51,150 (the maximum number of shares of Minotola National Bank common stock expected to be exchanged for the common stock being registered) and (B) subtracting from it the $49,509,722 in cash to be paid by the registrant in connection with the exchange.
(3)	Calculated in accordance with Rule 457(f) and Section 6(b) under the Securities Act of 1933.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or the sale is not permitted.

Subject to completion, dated December 16, 2005

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

The board of directors of Minotola National Bank has approved a merger agreement under which Minotola will be merged into Susquehanna Patriot Bank. We believe that this transaction will create significant opportunities and value for our shareholders, customers, employees and community.

Under the terms of the merger agreement, Minotola shareholders will have the opportunity to elect to receive either $3,226.44 in cash or 134 shares of Susquehanna common stock for each share of Minotola common stock that they own. Minotola shareholders may elect to receive all cash, all Susquehanna common stock or a combination of cash and Susquehanna common stock for their shares of Minotola common stock, subject to the limitations described in this document.

We have scheduled a special meeting of our shareholders to vote on a proposal to approve and adopt the merger agreement. Based on our reasons for the merger described in the accompanying document, our board of directors believes that the merger agreement is advisable and in the best interest of Minotola.

Your vote is very important. Whether or not you plan to attend the shareholders’ meeting, please take the time to vote by completing and mailing the enclosed proxy card in accordance with the instructions on the proxy card. We cannot complete the merger unless Minotola shareholders approve and adopt the merger agreement.

The date, time and place of the meeting is as follows:

, 2006 at                     , local time at

1748 South Lincoln Avenue, Vineland, New Jersey 18361

This document provides you with detailed information about the meeting and the proposed merger. We encourage you to read carefully and thoughtfully the financial statements and this entire document, including all its annexes, and we especially encourage you to read the section entitled “Risk Factors” beginning on page 13.

I strongly support this combination of Minotola with Susquehanna Patriot Bank and join with the other members of its board of directors in enthusiastically recommending that you vote in favor of the merger.

/s/

Dennis W. DiLazzero

President and Chief Executive Officer

Minotola National Bank

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this document or these securities or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The securities of Susquehanna being offered through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

This proxy statement/prospectus is dated                     , 2006 and we will first mail it on or about                     , 2006.

This document incorporates important business and financial information about Susquehanna that is not included in or delivered with this document. This information is available without charge to shareholders of Minotola upon written or oral request at Susquehanna’s address and telephone number listed on page 70. Minotola has historically provided its shareholders with annual reports. Minotola shareholders may receive a copy of Minotola’s most recent annual report free of charge by writing to John Hawkins, Vice President, Minotola National Bank, 1748 South Lincoln Avenue, Vineland, NJ 08361 or by calling (856) 794-7947. To obtain timely delivery, Minotola’s shareholders must request the information from Susquehanna or Minotola, as the case may be, no later than             , 2006.

MINOTOLA NATIONAL BANK

1748 South Lincoln Avenue

Vineland, New Jersey 18361

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD                     , 2006

A special meeting of shareholders of Minotola National Bank will be held at                     , local time, on             ,                     , 2006 at 1748 South Lincoln Avenue, Vineland, New Jersey 18361 for the following purposes:

(1)	To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger among Minotola, Susquehanna Bancshares, Inc. and Susquehanna Patriot Bank, dated as of November 14, 2005; and

(2)	To consider such other business as may properly come before the special meeting, or any adjournments or postponements of the special meeting.

The board of directors of Minotola has carefully considered the terms of the merger agreement and believes that the merger is in the best interests of Minotola. The board of directors of Minotola has unanimously approved the merger agreement and unanimously recommends that shareholders vote “for” approval and adoption of the merger agreement.

The board of directors of Minotola has fixed the close of business on                     , 2006 as the record date for the determination of shareholders entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting. Only shareholders of record at the close of business on the record date are entitled to notice of and to vote at the special meeting.

By Order of the Board of Directors,

/S/
Edith M. Taylor, Secretary

                    , 2006

Your vote is important. Please complete, sign, date and return the enclosed proxy card immediately.

You are cordially invited to attend the special meeting in person. Even if you plan to be present, you are urged to mark, date, sign and return the enclosed proxy card at your earliest convenience in the envelope provided, which requires no postage if mailed in the United States. If you attend the special meeting, you may vote either in person or by your proxy. You may revoke your proxy at any time before the vote is taken by delivering to the Secretary a written revocation or a proxy card with a later date or by voting your shares in person at the special meeting.

Please do not send any Minotola stock certificates at this time.

(continued)

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What will I be voting on at the shareholders’ meeting?

A:	Shareholders of Minotola will be voting upon a proposal to approve and adopt the merger agreement executed by Minotola on November 14, 2005.

Q:	What will happen in the merger?

A:	In the merger, Minotola will merge with Susquehanna Patriot Bank and Susquehanna Patriot Bank, sometimes referred to in this document as SPB, will be the resulting bank.

Q:	When and where will the shareholders’ meeting be held?

A:	The Minotola special shareholders’ meeting is scheduled to take place at , local time, on , 2006, at 1748 South Lincoln Avenue, Vineland, New Jersey 18361.

Q:	What form of consideration will Minotola shareholders receive as a result of the merger?

A:	As described in the following “Summary” and elsewhere in this document, if you are a Minotola shareholder, you will be entitled to elect to receive in exchange for your shares of Minotola common stock the following: $3,226.44 in cash for each share of Minotola common stock, or 134 shares of Susquehanna common stock for each share of Minotola common stock, or a combination of cash and Susquehanna common stock. As described in the following questions, and elsewhere in this document, all Minotola shareholders whether or not they elect to receive a particular form of merger consideration in exchange for their shares by the applicable election deadline, will be subject to an allocation process administered by the exchange agent so that Susquehanna will pay a fixed amount of cash consideration in the merger and the remaining consideration will be issued in the form of shares of Susquehanna common stock.

Q:	Will Minotola shareholders always receive the form of merger consideration they elect to receive?

A:	No. The merger agreement provides that the aggregate amount of cash consideration to be paid by Susquehanna to Minotola shareholders will equal the product of $3,226.44 multiplied by 30% of the outstanding shares of Minotola common stock as of the third trading day prior to the effective date of the merger (on a fully diluted basis, as defined in the merger agreement and described elsewhere in this document), reduced by the total cash amount that Susquehanna will pay to Minotola shareholders exercising dissenters’ rights under the National Bank Act and further reduced by the total cash amount that Susquehanna will pay to Minotola shareholders in lieu of fractional shares of Susquehanna common stock. As of December 15, 2005, the total cash amount to be paid by Susquehanna to Minotola shareholders was $49,509,722. Therefore, there is no assurance that Minotola shareholders will receive the form of consideration that they elect with respect to any or all shares of Minotola common stock they own. As a result, the actual form of merger consideration that a Minotola shareholder receives will depend on his or her own election and, in some circumstances, on the elections made by other Minotola shareholders. Since the aggregate amount of cash consideration to be paid to Minotola shareholders is fixed, to the extent that Minotola shareholders either oversubscribe or undersubscribe for the available pool of cash consideration, the exchange agent will allocate among such oversubscribing or undersubscribing Minotola shareholders based upon the allocation procedures set forth in the merger agreement and described on page 34 of this document.

Q:	Is the value of the merger consideration that Minotola shareholders receive expected to be substantially equivalent regardless of which form of merger consideration Minotola shareholders elect?

A:	Not necessarily. The amount of shares of Susquehanna common stock to be exchanged for each share of Minotola common stock is fixed at 134 shares of Susquehanna common stock. The closing price of

Susquehanna common stock on December 15, 2005 as reported on The NASDAQ National Market was $24.58. Therefore, as of that date, 134 shares of Susquehanna common stock had a value of $3,293.72. However, when you vote on the merger, you will not know with certainty what the closing price of Susquehanna common stock will be as of the date of exchange of the merger consideration. As a result, there can be no assurance that the value of Susquehanna common stock that Minotola shareholders receive in the merger will be substantially equivalent to the $3,226.44 per share cash consideration in the merger. The table set forth on page 6 of the following “Summary” is designed to show possible variations in valuation of Susquehanna common stock to be received by Minotola shareholders based on a range of fluctuating market prices of Susquehanna common stock.

Q:	When should Minotola shareholders send in their stock certificates? How do Minotola shareholders elect the form of consideration they prefer to receive?

A:	Minotola shareholders are instructed NOT to send in their stock certificates with their proxy card. Approximately one month prior to the anticipated time of completion of the merger or, as permitted by the merger agreement, at another date mutually agreed to by Susquehanna and Minotola, Minotola shareholders will receive a form of election and other transmittal materials with instructions for making their election as to the form of consideration they prefer to receive in the merger. Minotola shareholders should follow the instructions in the letter of transmittal and form of election regarding how and when to surrender their stock certificates. The available elections, election procedures and deadline for making elections are described beginning on page 32 of this document. To make an election, Minotola shareholders will need to deliver to the exchange agent before the election deadline the form of election, any other transmittal materials and their stock certificates according to the instructions set forth in the form of election.

Q:	What do I need to do now?

A:	After you have carefully read and considered the information contained in this document, just indicate how you want to vote with respect to the proposal to approve and adopt the merger agreement. Complete, sign, date and mail the proxy card in the enclosed postage-paid return envelope as soon as possible so that your shares may be represented at the special meeting of Minotola shareholders. The board of directors of Minotola recommends that shareholders vote in favor of approval and adoption of the merger agreement.

Q:	Can I change my vote after I have mailed my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting of shareholders. You can do this in one of the following three ways:

1)	send a written notice to the Secretary of Minotola stating that you would like to revoke your proxy;

2)	complete and submit to the Secretary of Minotola a new proxy with a later date; or

3)	attend the special meeting of shareholders and vote in person. Simply attending the meeting, however, will not cause your vote to be changed unless you vote at the meeting.

If you choose option 1) or 2), you must submit the notice of revocation or the new proxy to Minotola at its address on page 3. If you have instructed a broker to vote your shares, you must follow the directions received from your broker to change your vote.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	You should contact your broker. Your broker will vote your shares on the proposal to approve and adopt the merger agreement only if you provide instructions on how to vote. You should follow the directions provided by your broker to vote your shares.

Q:	When do you expect the merger to be completed?

A:	We expect to complete the merger as quickly as possible once all of the conditions to the merger are fulfilled, including obtaining the approvals of Minotola’s shareholders and applicable regulatory agencies. We currently expect to complete the merger before April 30, 2006.

Q:	Who can help answer my questions?

A:	If you are a Minotola shareholder and have any questions about the merger, or if you need additional copies of this document or the enclosed proxy card, you should contact:

Minotola National Bank

1748 South Lincoln Avenue

Vineland, New Jersey 18361

Attn.: Dennis W. DiLazzero

Telephone: (856) 794-7947

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers you in order to understand fully the merger and the proposal to approve and adopt the merger agreement being submitted to shareholders. See “Where You Can Find More Information” on page 70. Each item in this summary refers to the page or pages where that subject is discussed more fully.

The Companies (See page 67 for Minotola and pages 68 and 69 for Susquehanna)

Minotola National Bank

1748 South Lincoln Avenue

Vineland, New Jersey 18361

Telephone: (856) 794-7947

Minotola, headquartered in Vineland, New Jersey, is a federally-chartered, FDIC-insured national bank operating in southern New Jersey with assets of $623 million as of September 30, 2005. Minotola provides a full line of commercial banking services, including lending, leasing, cash management and credit card payment processing services at 14 locations throughout Atlantic, Cumberland and Gloucester counties in New Jersey.

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, Pennsylvania 17543

Telephone: (717) 626-4721

Susquehanna, headquartered in Lititz, Pennsylvania, is a financial holding company operating in multiple states with assets of $7.5 billion as of September 30, 2005. It provides a wide range of retail and commercial banking and financial services through its subsidiaries at over 150 locations in the mid-Atlantic region. In addition to its current three commercial banks, Susquehanna operates a trust and investment company, an asset management company, a property and casualty insurance brokerage company, a commercial leasing company and a vehicle leasing company.

Susquehanna’s common stock is quoted on The NASDAQ National Market under the symbol “SUSQ.”

The Shareholders’ Meeting (See pages 22 and 23)

The Minotola special meeting of shareholders will be held at             , local time, on                     , 2006 at 1748 South Lincoln Avenue, Vineland, New Jersey 18361. At the Minotola special meeting, Minotola shareholders will be asked to vote in favor of and adopt the merger agreement.

Record Date; Vote Required (See page 22)

Minotola shareholders can vote at the Minotola special meeting if they owned Minotola common stock at the close of business on                     , 2006. On that date, there were 51,150 shares of Minotola common stock outstanding and entitled to vote. Minotola shareholders can cast one vote for each share of Minotola common stock owned on that date. Approval and adoption of the merger agreement requires the affirmative vote, either in person or by proxy, of the holders of 66 2/3% of the outstanding shares of Minotola common stock at a special meeting of shareholders.

Certain Minotola shareholders have entered into shareholder agreements with Susquehanna. Under the terms of the shareholder agreements, these shareholders have agreed to vote, in the aggregate, 30,774 shares of Minotola common stock (representing approximately 60.16% of Minotola’s outstanding common stock) in favor of the merger. See “The Merger—Shareholder Agreements” beginning on page 52 of this document.

The Merger (See pages 24 through 54)

A complete copy of the merger agreement is attached as Annex A to this document. Please carefully read the merger agreement. The merger agreement is the legal document that governs the merger.

What Minotola Shareholders will Receive in the Merger (See page 31)

Minotola shareholders will receive for their shares of Minotola common stock:

•	$3,226.44 in cash for each share of Minotola common stock; or

•	134 shares of Susquehanna common stock for each share of Minotola common stock; or

•	a combination of such cash and shares of Susquehanna common stock.

The aggregate amount of cash consideration to be paid to Minotola shareholders in the merger will be calculated as follows:

•	the aggregate amount of cash consideration available for Minotola shareholders will equal the product of $3,226.44 multiplied by 30% of the outstanding shares of Minotola common stock on the third trading day prior to the effective date of the merger (on a fully diluted basis, as defined in the merger agreement and described elsewhere in this document); and

•	this amount then will be reduced by the total cash amount paid by Susquehanna to Minotola shareholders exercising dissenters’ rights under the National Bank Act and will be further reduced by the total cash amount paid by Susquehanna to Minotola shareholders in lieu of fractional shares of Susquehanna common stock.

As of December 15, 2005, the aggregate cash amount to be paid by Susquehanna to Minotola shareholders was estimated to be approximately $49.5 million. Depending on the elections made by all Minotola shareholders, certain Minotola shareholders who elect to receive cash consideration for all or a portion of their shares may receive shares of Susquehanna common stock, and certain Minotola shareholders who elect to receive shares of Susquehanna common stock for all of their shares may receive cash. Accordingly, there is no assurance that Minotola shareholders will receive the form of consideration that they elect with respect to any or all shares of Minotola common stock they own. Since the aggregate amount of cash consideration to be paid to Minotola shareholders is fixed, to the extent that Minotola shareholders either oversubscribe or undersubscribe for the available pool of cash consideration, the exchange agent will allocate among such oversubscribing or undersubscribing Minotola shareholders based upon the allocation procedures set forth in the merger agreement. See “The Merger—Allocation” beginning on page 34 of this document.

In deciding how to vote, you should be aware that:

•	Minotola shareholders will not know at the time they vote the total amount of per share cash consideration or stock consideration they will receive, regardless of the form of merger consideration they elect prior to the merger;

•	the value of shares of Susquehanna common stock to be received in exchange for each share of Minotola common stock may be more or less than $3,226.44 at the time of the merger; and

•	some Minotola shareholders may receive merger consideration with a total value higher than others depending on what election the shareholder chooses, what form of merger consideration the shareholder receives pursuant to the allocation procedures set forth in the merger agreement, and the value of the shares of Susquehanna common stock as of the time of the merger.

The elections of Minotola shareholders regarding the merger consideration may be adjusted to ensure that the cash consideration to be paid to Minotola shareholders is fixed in the manner described above, and that the remaining merger consideration will be issued in the form of shares of Susquehanna common stock. Susquehanna will not issue any fractional shares to Minotola shareholders. Instead, such shareholders will receive cash in lieu of a fractional share of Susquehanna common stock.

The exchange ratio for stock consideration in the merger is fixed at 134 shares of Susquehanna common stock per share of Minotola common stock. If the market price of Susquehanna common stock immediately prior to the merger is above or below $24.08, Minotola shareholders who receive shares of Susquehanna common stock in exchange for their shares of Minotola common stock may receive consideration having a value above or below $3,226.44.

On December 15, 2005, the closing price of Susquehanna common stock as reported on The NASDAQ National Market was $24.58. As a result, the value of Susquehanna common stock received by Minotola shareholders in exchange per share of Minotola common stock on December 15, 2005 would be $3,293.72.

The following table illustrates possible variations in the value of shares of Susquehanna common stock to be received by Minotola shareholders in exchange for each share of Minotola common stock, based on a range of market prices of Susquehanna common stock.

Market Value Per Share of Susquehanna Common Stock(1)	Approximate Value of 134 Shares of Susquehanna Common Stock Received in Exchange Per Share of Minotola Common Stock
$35.00	$4,690.00
$34.00	$4,556.00
$33.00	$4,422.00
$32.00	$4,288.00
$31.00	$4,154.00
$30.00	$4,020.00
$29.00	$3,886.00
$28.00	$3,752.00
$27.00	$3,618.00
$26.00	$3,484.00
$25.00	$3,350.00
$24.08	$3,226.44
$24.00	$3,216.00
$23.00	$3,082.00
$22.00	$2,948.00
$21.00	$2,814.00
$20.00 (2)	$2,680.00
$19.00	$2,546.00
$18.00	$2,412.00
$17.00	$2,278.00
$16.00	$2,144.00
$15.00	$2,010.00

(1)	Based on assumed closing price of Susquehanna common stock as reported on The NASDAQ National Market as of the date of exchange of merger consideration.
(2)	Minotola may terminate the merger agreement, without the consent of Susquehanna, if the trailing 20-day average closing stock price of Susquehanna prior to the merger is less than $19.20 and certain other conditions are met. See “The Merger—Termination of the Merger Agreement.”

Ownership of Susquehanna After the Merger

Based on the respective numbers of outstanding shares of Susquehanna and Minotola as of December 15, 2005, upon completion of the merger, the previous Susquehanna shareholders will own approximately 90.7% of the combined company and the current Minotola shareholders will own approximately 9.3% of the combined company.

Election of Cash and/or Stock Consideration (See pages 31 through 34)

Minotola shareholders may elect to receive cash, shares of Susquehanna common stock or a combination of cash and Susquehanna common stock in exchange for their shares of Minotola common stock. As described above and elsewhere in this document, however, Minotola shareholders cannot be certain of receiving the form of consideration that they elect with respect to all of their shares of Minotola common stock.

Approximately one month prior to the anticipated time of completion of the merger or, as permitted by the merger agreement, at such other time as may be mutually agreed to by Susquehanna and Minotola, Minotola shareholders will receive a form of election and other transmittal materials with instructions for making their election as to the form of consideration they prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading “The Merger—Election Procedure” beginning on page 32 of this document. If Minotola shareholders do not make an election by the election deadline, they will be deemed to have made an election to receive Susquehanna common stock to the extent there is an oversubscription of the available pool of cash consideration, and be deemed to have made an election to receive cash to the extent there is an oversubscription of the available pool of stock consideration, each subject to the allocation procedures described in this document. See “The Merger—Allocation” beginning on page 34 of this document.

Minotola Stock Bonus Plan (See page 39)

All restricted shares of common stock under Minotola’s stock bonus plan will vest and become unrestricted immediately upon the merger.

Board Recommendation to Minotola Shareholders Regarding the Merger (See page 27)

The board of directors of Minotola believes that the merger is fair to, and in the best interests of, Minotola and unanimously recommends that Minotola shareholders vote “FOR” the approval and adoption of the merger agreement.

Opinions of Minotola’s Financial Advisors (See pages 27 through 31)

In deciding to approve the merger agreement, the board of directors of Minotola considered the opinions of Milestone Advisors, LLC, sometimes referred to as Milestone, and FinPro, Inc., sometimes referred to as FinPro, regarding the fairness, from a financial point of view, of the consideration to be received by the shareholders of Minotola under the merger agreement. Each of Milestone and FinPro has confirmed its oral opinion in writing. The opinions contain important qualifications and descriptions of assumptions made, matters considered, areas of reliance on others and limitations on the reviews undertaken by Milestone and FinPro. We have attached these opinions, each dated November 14, 2005, as Annexes B and C to this document. The opinions of Milestone and FinPro are not a recommendation to any Minotola shareholder as to how to vote on the proposed merger agreement. Minotola shareholders should read the Milestone and FinPro opinions carefully to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken.

Conditions to Completion of the Merger (See page 43)

Completion of the merger is subject to a number of conditions, including:

•	the approval of the merger agreement by Minotola shareholders;

•	the exercise of dissenters’ rights under the National Bank Act by the holders of fewer than 10% of Minotola’s outstanding common stock;

•	the receipt of regulatory consents and approvals that are necessary to permit completion of the merger; and

•	receipt by Minotola and Susquehanna of tax opinions from their respective counsel that the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Certain conditions to the merger may be waived by Susquehanna or Minotola, as applicable.

We May Not Complete the Merger Without All Required Regulatory Approvals (See pages 48 and 49).

The merger requires the consent of the Board of Governors of the Federal Reserve System and the Commissioner of Banking and Insurance of New Jersey. We will make filings and notifications for these purposes with these regulatory agencies. We expect to obtain all necessary regulatory approvals, although we cannot be certain if or when we will obtain them.

Termination of the Merger Agreement (See pages 49 through 51)

The merger agreement contains customary termination provisions for a transaction of this type that may apply even if Minotola’s shareholders approve the merger. In addition, either Susquehanna or Minotola can decide, without the consent of the other, to terminate the merger agreement if the merger is not completed by September 30, 2006.

Among other reasons, which are more fully described in this document, Minotola may terminate the merger agreement, without the consent of Susquehanna, if the (i) trailing 20-day average closing stock price of Susquehanna prior to the merger is less than $19.20 and (ii) Susquehanna’s stock price has underperformed The NASDAQ Bank Index by 20% or more since November 11, 2005. This is subject to Susquehanna’s right to increase the merger consideration to the extent necessary to cause either of these two conditions to be deemed not to exist. See “The Merger—Termination of the Merger Agreement.”

Among other reasons, which are more fully described in this document, Susquehanna may terminate the merger agreement, without the consent of Minotola, if the Minotola board of directors withdraws or modifies in a manner adverse to Susquehanna its recommendation to its shareholders in order to accept a proposal or offer for a competing business combination between Minotola and a third party that is financially superior to the merger with Susquehanna.

Termination Fee (See page 51)

Minotola must pay Susquehanna a $7 million termination fee if the merger agreement terminates as a result of any of the events described in detail on pages 49 through 51 of this document, and generally relating to the following:

•	Minotola’s (i) initiation, facilitation, approval or recommendation of an acquisition proposal from a third party, (ii) execution of a letter of intent or similar agreement relating to an acquisition proposal, or (iii) failure to recommend to its shareholders approval of the merger with Susquehanna; or

•	Minotola receives an acquisition proposal from a third party prior to termination of the merger agreement for failure to consummate the merger by September 30, 2006, and any of the following events occurs within twelve months following such termination:

•	Minotola merges with a third party;

•	a third party directly or indirectly acquires more than 50% of the total assets or outstanding common stock of Minotola; or

•	Minotola institutes a plan of liquidation, recapitalization or share repurchase relating to more than 50% of its outstanding common stock or pays an extraordinary dividend relating to more than 50% of its outstanding common stock.

Material Federal Income Tax Consequences (See pages 35 through 38)

In general, for United States federal income tax purposes, if Minotola shareholders exchange their shares of Minotola common stock solely for cash in the merger, they will recognize gain or loss in an amount equal to the difference between the cash received and their adjusted tax basis in their Minotola common stock. If Minotola shareholders receive solely Susquehanna common stock in exchange for their shares of Minotola common stock, they generally will not recognize any gain or loss for United States federal income tax purposes. However, Minotola shareholders will have to recognize gain in connection with cash received in lieu of fractional shares of Susquehanna common stock. If Minotola shareholders receive a combination of cash and Susquehanna common stock in the merger, they generally will not recognize loss but will recognize gain, if any, on the shares exchanged to the extent of any cash received. This tax treatment may not apply to all Minotola shareholders. Minotola shareholders should consult their own tax advisor for a full understanding of the tax consequences to them of the merger.

Each of Susquehanna’s and Minotola’s obligations to complete the merger is conditioned on the receipt of a legal opinion about the federal income tax treatment of the merger. This opinion will not bind the Internal Revenue Service, which could take a different view. To review the tax consequences to Minotola shareholders in greater detail, see pages 35 through 38.

Accounting Treatment of the Merger (See page 54)

The merger will be accounted for under the purchase method of accounting, as such term is defined under the accounting principles generally accepted in the United States of America.

Interests of Certain Persons in the Merger (See pages 39 through 42)

In addition to their interests as Minotola shareholders, the directors and executive officers of Minotola may have interests in the merger that are different from or in addition to interests of other Minotola shareholders. These interests relate to or arise from, among other things:

•	the continued indemnification of current directors and officers of Minotola and its subsidiaries pursuant to the terms of the merger agreement and providing these individuals with director’s and officer’s liability insurance;

•	the election of certain directors of Minotola as directors of Susquehanna and SPB, and the receipt by such directors of compensation for their service as directors;

•	the acceleration of vesting of Minotola stock held by certain directors and officers pursuant to the Minotola stock bonus plan; and

•	the execution by SPB of new employment agreements with Dennis W. DiLazzero, Minotola’s current President and Chief Executive Officer, and William R. Plick, Minotola’s current Executive Vice President and Senior Loan Officer, each effective upon the merger.

Minotola’s board of directors was aware of these interests and took them into account in its decision to approve the merger agreement. For information concerning the dollar amounts associated with these interests, please see the discussion on pages 39 through 42 under the caption “The Merger—Interests of Certain Persons in the Merger.” Certain officers of Minotola are expected to be appointed as officers of SPB upon completion of the merger and receipt of all required approvals. As employees of SPB, they will be eligible for certain employee benefits as discussed on pages 38 and 39 under the caption “The Merger—Employee Benefit Plans.”

As of the record date, the directors and executive officers of Minotola and their affiliates owned and were entitled to vote              shares of Minotola common stock, which represents approximately     % of the outstanding shares of Minotola common stock. Each of the directors and executive officers of Minotola and their known affiliates has indicated to Susquehanna that they intend to vote “FOR” approval of the merger agreement. As of the record date, neither Susquehanna nor any of its directors or executive officers held any shares of Minotola common stock, and neither Minotola nor any of its directors or executive officers held any shares of Susquehanna common stock.

Certain Minotola Shareholders Have Agreed to Vote FOR of the Merger (See pages 52 and 53).

As an inducement to and condition of Susquehanna’s willingness to enter into the merger agreement, the beneficial owners of an aggregate of approximately 60.16% of Minotola’s outstanding common stock entered into shareholder agreements, pursuant to which, among other things, those owners agreed not to exercise dissenters’ rights and agreed to vote all of their shares of Minotola common stock in favor of the merger, the approval and adoption of the merger agreement and other matters required to be approved or adopted to effect the merger and the other transactions contemplated by the merger agreement.

Dissenters’ Rights (See pages 53 and 54)

Minotola shareholders may elect to dissent from the merger by following the procedures set forth in Section 214a of the National Bank Act and receive the fair value of their shares of Minotola common stock in cash. More information regarding the right to dissent from the merger can be found on pages 53 and 54 under the caption “The Merger—Dissenters’ Rights.” A copy of the relevant provisions of Section 214a of the National Bank Act is attached as Annex E to this proxy statement-prospectus.

Effect of the Merger on Rights of Minotola Shareholders (See pages 62 through 66).

The rights of Minotola shareholders are governed by the National Bank Act, as well as Minotola’s articles of association and bylaws. After completion of the merger, the rights of the former Minotola shareholders who receive Susquehanna common stock in the merger will be governed by Pennsylvania law, as well as Susquehanna’s articles of incorporation and bylaws. Although Susquehanna’s articles of incorporation and bylaws are similar in many ways to Minotola’s articles of association and bylaws, there are some substantive and procedural differences that will affect the rights of Minotola shareholders. A description of some of these important differences is discussed on pages 57 through 61 under the caption “Selected Provisions of the Articles of Incorporation of Susquehanna,” and pages 62 through 66 under the caption “Comparison of Shareholders’ Rights.”

Where You Can Find More Information (See pages 70 and 71)

If you would like more information about Susquehanna, you should refer to documents filed by Susquehanna with the Securities and Exchange Commission (SEC). We have identified these documents and instructions on how you can obtain copies of these documents on pages 70 and 71. If you would like more information about Minotola, you should make a request to Minotola in accordance with the instructions on page 3.

HISTORICAL FINANCIAL DATA

Selected Historical Consolidated Financial and Operating Data

of Susquehanna Bancshares, Inc.

The following selected financial information for the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000 is derived from audited consolidated financial statements of Susquehanna Bancshares, Inc. The financial information as of and for the nine months ended September 30, 2005 and 2004 is derived from unaudited consolidated financial statements. The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results of operations for the full year or any other interim period. Susquehanna’s management prepared the unaudited information on the same basis as it prepared Susquehanna’s audited consolidated financial statements. In the opinion of Susquehanna’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those periods. You should read this information in conjunction with Susquehanna’s consolidated financial statements and related notes included in Susquehanna’s Annual Report on Form 10-K for the year ended December 31, 2004, and Susquehanna’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, which are incorporated by reference herein and from which this information is derived. Please see “Where You Can Find More Information” on page 70.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2005	2004(1)	2004(1)	2003	2002	2001	2000
	(dollars in thousands except per share data)
Balance Sheet Data:
Assets	$7,539,967	$7,449,856	$7,475,073	$5,953,107	$5,544,647	$5,088,954	$4,792,856
Loans and leases, net of unearned income	5,334,008	5,166,137	5,253,008	4,263,272	3,830,953	3,519,498	3,433,610
Investment securities	1,168,043	1,293,824	1,245,414	988,222	1,126,407	1,021,091	898,604
Deposits	5,298,388	5,085,570	5,130,682	4,134,467	3,831,315	3,484,331	3,249,013
Borrowings	1,265,285	1,434,266	1,395,365	1,099,403	1,021,194	1,016,845	1,030,812
Shareholders’ equity	767,643	746,413	751,694	547,382	533,855	493,536	453,437

Income Statement Data:
Net interest income	180,020	154,448	214,018	187,006	187,240	172,244	164,952
Provision for loan and lease losses	8,445	6,590	10,020	10,222	10,664	7,310	3,726
Noninterest income	85,370	84,550	114,590	101,750	94,150	84,166	74,010
Noninterest expense	180,665	160,167	219,042	189,430	181,663	167,763	155,581
Income before taxes	76,280	72,241	99,546	89,104	89,063	81,337	79,655
Net income	51,870	50,931	70,180	62,373	61,721	55,716	54,962
Diluted earnings per share	1.11	1.19	1.60	1.56	1.55	1.41	1.40

Earnings Performance Ratios(2):
Return on average total assets	0.94%	1.04%	1.04%	1.09%	1.17%	1.14%	1.15%
Return on average shareholders’ equity	9.22	10.91	10.73	11.58	12.02	11.78	13.01
Net interest margin	3.75	3.58	3.60	3.65	3.96	3.91	3.83

Asset Quality Ratios(2):
Net loans and leases charged off to average loans and leases	0.24%	0.17%	0.16%	0.18%	0.23%	0.21%	0.23%
Non-performing assets to period-end loans and leases and other real estate owned	0.42	0.38	0.41	0.65	0.56	0.55	0.60
Allowance for loan and lease losses to non-performing loans and leases	280	288	265	172	218	243	225
Allowance for loan and lease losses to total loans and leases	1.00	1.02	1.03	1.00	1.04	1.07	1.08

Capital Ratios:
Average shareholders’ equity to average assets	10.15%	9.52%	9.65%	9.41%	9.73%	8.85%	8.85%
Leverage ratio	7.61	7.24	7.30	8.34	8.60	8.68	8.82
Tier 1 risk-based capital ratio	8.28	8.08	8.13	9.55	10.29	10.81	11.18
Total risk-based capital ratio	11.36	11.25	11.30	12.06	13.13	12.53	13.28

(1)	On June 10, 2004, Susquehanna completed its acquisition of Patriot Bank Corp. The acquisition was accounted for under the purchase method, and all transactions since that date are included in our consolidated financial statements.
(2)	Returns, net interest margin and charge-off data for the nine-month periods ended September 30, 2005 and 2004 are annualized.

Selected Historical Consolidated Financial and Operating Data

of Minotola National Bank

The following selected financial information for the fiscal years ended December 31, 2004, 2003 and 2002 is derived from audited consolidated financial statements of Minotola National Bank. The financial information as of and for the nine months ended September 30, 2005 and 2004 is derived from unaudited consolidated financial statements. The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results of operations for the full year or any other interim period. Minotola’s management prepared the unaudited information on the same basis as it prepared Minotola’s audited consolidated financial statements. In the opinion of Minotola’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2005	2004	2004	2003	2002
	(dollars in thousands except per share data)
Balance Sheet Data:
Assets	$623,434	$590,387	$590,183	$576,858	$554,289
Loans, net	496,025	460,350	474,661	421,166	407,825
Investment securities	84,378	91,319	78,576	118,891	112,725
Deposits	539,210	505,909	502,330	497,563	480,152
Borrowings	48	2,323	6,349	75	89
Shareholders’ equity	80,738	79,451	78,563	75,321	70,499

Income Statement Data:
Net interest income	20,477	19,839	26,683	25,183	25,239
Provision for loan losses	50	271	288	412	284
Noninterest income	5,136	5,079	6,400	6,657	6,312
Noninterest expense	17,581	16,170	22,017	20,918	19,064
Income before taxes	7,982	8,477	10,778	10,510	12,203
Net income	4,964	5,631	7,184	7,002	8,044
Earnings per share	97.20	110.52	140.94	137.65	158.45

Earnings Performance Ratios(1):
Return on average total assets	1.09%	1.28%	1.22%	1.23%	1.50%
Return on average shareholders’ equity	8.33	9.73	9.26	9.55	11.99
Net interest margin	4.93	4.84	4.90	4.75	5.00

Asset Quality Ratios(1):
Net loans and leases charged off to average loans and leases	0.02%	0.02%	0.02%	0.01%	0.01%
Non-performing assets to period-end loans and leases and other real estate owned	0.17	0.22	0.21	1.54	0.52
Allowance for loan and lease losses to non-performing loans and leases	673	553	557	76	223
Allowance for loan and lease losses to total loans and leases	1.03	1.11	1.08	1.16	1.11

Capital Ratios:
Average shareholders’ equity to average assets	13.12%	13.23%	13.28%	12.97%	12.36%
Leverage ratio	12.92	13.21	13.10	12.64	12.23
Tier 1 risk-based capital ratio	14.90	15.37	14.87	15.05	14.76
Total risk-based capital ratio	15.94	16.45	15.94	16.14	15.88

(1)	Returns, net interest margin and charge-off data for the nine-month periods ended September 30, 2005 and 2004 are annualized.

RISK FACTORS

In considering whether to vote in favor of the proposal to approve the merger agreement, you should consider all of the information included in this document and its annexes and all of the information included in the documents Susquehanna has incorporated by reference. In particular, readers should consider the following risk factors.

Risks Relating to Minotola Shareholders in connection with the Merger

Some Minotola shareholders may not receive the form of merger consideration that they elect.

The aggregate amount of cash consideration to be paid in the merger will equal the product of $3,226.44 multiplied by 30% of the outstanding shares of Minotola common stock on the third trading day prior to the merger (on a fully diluted basis, as defined in the merger agreement and described elsewhere in this document), reduced by the total cash amount that Susquehanna will pay to Minotola shareholders exercising dissenters’ rights under the National Bank Act and further reduced by the total cash amount that Susquehanna will pay to Minotola shareholders in lieu of fractional shares of Susquehanna common stock. See “The Merger—Merger Consideration”. As of December 15, 2005, the aggregate cash amount to be paid by Susquehanna was estimated to be approximately $49.5 million. The remaining merger consideration available for Minotola shareholders will be issued as shares of Susquehanna common stock. Depending on the elections made by all Minotola shareholders, certain Minotola shareholders who elect to receive shares of Susquehanna common stock may receive cash consideration for all or a portion of their shares of Minotola common stock. Alternatively, certain Minotola shareholders who elect to receive cash consideration may receive shares of Susquehanna common stock for all or a portion of their shares of Minotola common stock.

In the event that Minotola shareholders oversubscribe for the available pool of cash or shares of Susquehanna common stock, either those Minotola shareholders electing to receive cash or those electing to receive Susquehanna common stock will have the consideration of the type they selected reduced on a pro rata basis and will receive all or a portion of their consideration in the form that they did not elect to receive. The pro rata allocation process will be administered by the exchange agent in a manner mutually agreed upon by Minotola and Susquehanna. Accordingly, at the time Minotola shareholders vote on the proposal to approve the merger agreement, they will not know the form of merger consideration that they will receive, regardless of their election prior to the merger. In addition, to the extent that Minotola shareholders receive all or a portion of the merger consideration in a form that they did not elect, they also will not know the tax consequences that will result upon the exchange of their shares of Minotola common stock. See “The Merger—Material Federal Income Tax Consequences.”

Because the market price of Susquehanna common stock may fluctuate, Minotola shareholders cannot be sure of the market value of the Susquehanna common stock that they will receive in the merger.

Under the terms of the merger agreement, and subject to certain exceptions as described elsewhere in this document, the exchange ratio for the stock consideration to be issued in connection with the merger is fixed at 134 shares of Susquehanna common stock for each share of Minotola common stock. The closing price of Susquehanna common stock as reported on The NASDAQ National Market was $24.30 on November 11, 2005, the trading date immediately preceding the day on which the merger was publicly announced. As of December 15, 2005, the closing price of Susquehanna common stock as reported on The NASDAQ National Market was $24.58. The market price of Susquehanna common stock may vary from these prices, and may also vary from the price on the date that this document is mailed to Minotola shareholders or on the date of the special meeting of shareholders of Minotola. The market price of Susquehanna common stock may change as a result of a variety of factors, including general market and economic conditions, changes in its business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Susquehanna. As a result of the fixed 134 share exchange ratio, the market value of shares of Susquehanna common stock that a Minotola shareholder receives in the merger will decline correspondingly with any declines in the market price of Susquehanna common stock prior to and as of the date merger consideration is exchanged.

There can be no assurance that the value of the Susquehanna common stock that Minotola shareholders receive in the merger will be substantially equivalent to the cash merger consideration of $3,226.44 per share, or that it will be substantially equivalent to the market price of Susquehanna common stock at the time Minotola shareholders vote to approve the merger agreement.

The market price of Susquehanna common stock may be affected by factors different from those affecting Minotola common stock.

Based on the number of outstanding shares of Susquehanna as of December 15, 2005, the former Minotola shareholders will own approximately 9.3% of the combined company upon completion of the merger. Some of Susquehanna’s current businesses and markets differ from those of Minotola and, accordingly, the results of operations of Susquehanna after the merger may be affected by factors different from those currently affecting the results of operations of Minotola.

Some of the conditions to closing of the merger may result in delay or prevent completion of the merger, which, among other things, may adversely affect the value of Susquehanna’s securities.

Completion of the merger is conditioned upon the receipt of certain governmental consents and approvals, including consents and approvals required by the Board of Governors of the Federal Reserve System and the Commissioner of Banking and Insurance of New Jersey. Failure to obtain these consents would prevent consummation of the merger. Even if the approvals are obtained, the effort involved may delay consummation of the merger. Governmental authorities may also impose conditions in connection with the merger that may adversely affect the combined company’s operations after the merger. Any of these events could, among other things, have a negative impact on the value of Susquehanna’s securities.

Upon completion of the merger, Minotola shareholders will become shareholders of a combined company that is controlled principally by current Susquehanna management and members of the Susquehanna board of directors.

Senior management of Susquehanna will dominate the management team of the combined company. The chairman, president and chief executive officer; the executive vice president and chief operating officer; and the executive vice president and chief financial officer of the combined company will be the current senior management of Susquehanna in those positions. The initial board of directors of the combined company will include 17 members, 16 of which are current members of the Susquehanna board of directors.

If Susquehanna is unable to obtain financing in order to pay the cash portion of the merger consideration, it would cause a substantial reduction in Susquehanna’s cash flows and may put Susquehanna at a competitive disadvantage.

Susquehanna intends to effect a securities offering in order to finance the cash portion of the merger consideration to be paid to Minotola shareholders in connection with the merger. As of December 16, 2005, Susquehanna’s available cash was approximately $56.6 million. Susquehanna’s proposed offering will be subject to market and other customary conditions, including, but not limited to, general global and U.S. economic conditions, the market for the offered securities, and delivery of customary documents, officer certifications and representations prior to, or at the time of, the closing of the offering. There can be no assurance that Susquehanna will be able to complete an offering on commercially reasonable terms or at all. While the completion of such an offering is not a condition to completion of the merger, if Susquehanna were unable to effect the offering or to obtain financing from other sources, it would be required to use a substantial portion of its cash flow from operations to pay the cash portion of the merger consideration, which would significantly reduce Susquehanna’s available cash for operation or payment of dividends to its shareholders. A significant reduction in Susquehanna’s available cash for operation also may:

•	place Susquehanna at a competitive disadvantage compared to its competitors that have greater available cash flows from operations;

•	make Susquehanna more vulnerable to economic and industry downturns and reduce its flexibility in responding to changing business and economic conditions;

•	limit Susquehanna’s ability to borrow funds for operations or to finance acquisitions in the future; and

•	limit Susquehanna’s ability to obtain letters of credit as credit enhancements for off-balance-sheet transactions.

Risks Relating to Combined Operations following the Merger

Susquehanna may fail to realize the cost savings it estimates for the merger.

The success of the merger will depend, in part, on our ability to realize the estimated cost savings from combining the businesses of SPB and Minotola. Susquehanna’s management estimated at the time the proposed merger was announced that it expects to achieve total cost savings of approximately 30% of Minotola’s estimated 2005 non-interest expense, or approximately $7.2 million, through the reduction of administrative and operational redundancies. While Susquehanna and Minotola continue to believe these cost savings estimates are achievable as of the date of this document, it is possible that the potential cost savings could turn out to be more difficult to achieve than originally anticipated. The cost savings estimates also depend on the ability to combine the businesses of SPB and Minotola in a manner that permits those cost savings to be realized. If the estimates of Susquehanna and Minotola turn out to be incorrect or Susquehanna and Minotola are not able to combine successfully their two companies, the anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

Combining SPB and Minotola may be more difficult, costly or time-consuming than Susquehanna expects, or could result in the loss of customers.

SPB and Minotola have operated, and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect their ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause SPB or Minotola to lose customers or cause customers to take their deposits out of those banks. Although Susquehanna expects that a majority of the customers of Minotola will continue to have their accounts with SPB following the merger, to the extent that Susquehanna consolidates any of its branches in the future, some customers’ accounts may be transferred, in accordance with applicable notice and consent requirements, to a Susquehanna affiliate bank serving the market area where the customer is located. There can be no assurance that customers will readily accept changes to their banking arrangements after the merger.

Geographic concentration in one market may unfavorably impact our combined operations.

The operations of Minotola are concentrated in New Jersey and the operations of Susquehanna and SPB are heavily concentrated in the mid-Atlantic region, including New Jersey. As a result of this geographic concentration, Minotola’s and SPB’s results, as a combined operating company, depend largely on economic conditions in these and surrounding areas. Deterioration in economic conditions in this market could:

•	increase loan delinquencies;

•	increase problem assets and foreclosures;

•	increase claims and lawsuits;

•	decrease the demand for our products and services; and

•	decrease the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with nonperforming loans and collateral coverage.

Risks Relating to Susquehanna’s Business

Susquehanna may not be able to continue to grow its business, which may adversely impact its results of operations.

Susquehanna’s total assets have grown from approximately $3.5 billion at December 31, 1997, prior to restatements for pooling of interests, to approximately $7.5 billion at September 30, 2005. Susquehanna’s business strategy calls for continued expansion. The ability of Susquehanna to continue to grow depends, in part, upon its ability to open new branch locations, successfully attract deposits, identify favorable loan and investment opportunities and acquire other bank and non-bank entities. In the event that Susquehanna does not continue to grow, its results of operations could be adversely impacted.

The ability of Susquehanna to grow successfully will depend on whether it can continue to fund this growth while maintaining cost controls and asset quality, as well as on factors beyond Susquehanna’s control, such as national and regional economic conditions and interest rate trends. If Susquehanna is unable to control costs and maintain asset quality, such growth could adversely impact its earnings and financial condition.

Loss of certain of Susquehanna’s key officers would adversely affect its business.

Susquehanna’s future operating results are substantially dependent on the continued service of William J. Reuter, its Chairman, President and Chief Executive Officer, Gregory A. Duncan, its Executive Vice President and Chief Operating Officer and Drew K. Hostetter, its Executive Vice President and Chief Financial Officer. The loss of the services of Mr. Reuter, Mr. Duncan or Mr. Hostetter would have a negative impact on Susquehanna’s business because of their expertise and years of industry experience. In addition, the loss of the services of Mr. Reuter would have a negative impact on Susquehanna’s business because of his business development skills and community involvement. Susquehanna does not maintain key man life insurance on Mr. Reuter, Mr. Duncan or Mr. Hostetter.

Susquehanna’s exposure to credit risk, because it focuses on commercial lending, could adversely affect its earnings and financial condition.

There are certain risks inherent in making loans. These risks include interest rate changes over the time period in which loans may be repaid, risks resulting from changes in the economy, risks inherent in dealing with borrowers and, in the case of a loan backed by collateral, risks resulting from uncertainties about the future value of the collateral.

Commercial loans, including commercial real estate loans, are generally viewed as having a higher credit risk than residential real estate or consumer loans because they usually involve larger loan balances to a single borrower and are more susceptible to a risk of default during an economic downturn. Susquehanna’s consolidated commercial lending operations include commercial, financial and agricultural lending, real estate construction lending and commercial mortgage lending, which comprised 15.2%, 16.8% and 23.3% of its total loan portfolio, respectively, as of September 30, 2005. Construction financing typically involves a higher degree of credit risk than commercial mortgage lending. Risk of loss on a construction loan depends largely on the accuracy of the initial estimate of the property’s value at completion of construction compared to the estimated cost (including interest) of construction. If the estimated property value proves to be inaccurate, the loan may be inadequately collateralized.

Susquehanna’s loan portfolio contains a significant number of commercial real estate, commercial and construction loans, and the deterioration of these loans may cause a significant increase in nonperforming loans.

An increase in nonperforming loans could cause an increase in loan charge-offs and a corresponding increase in the provision for loan losses, which could adversely impact Susquehanna’s financial condition and results of operations.

If Susquehanna’s allowance for loan and lease losses is not sufficient to cover actual loan and lease losses, its earnings would decrease.

In an attempt to mitigate any loan and lease losses that Susquehanna may incur, it maintains an allowance for loan and lease losses based on, among other things, national and regional economic conditions, historical loss experience and delinquency trends. However, Susquehanna cannot predict loan and lease losses with certainty and cannot be sure that charge-offs in future periods will not exceed the allowance for loan and lease losses. If charge-offs exceed Susquehanna’s allowance, its earnings would decrease. In addition, regulatory agencies, as an integral part of their examination process, review Susquehanna’s allowance for loan and lease losses and may require additions to the allowance based on their judgment about information available to them at the time of their examination. Factors that require an increase in Susquehanna’s allowance for loan and lease losses could reduce its earnings.

Changes in interest rates may adversely affect Susquehanna’s earnings and financial condition.

Susquehanna’s net income depends primarily upon its net interest income. Net interest income is income that remains after deducting, from total income generated by earning assets, the interest expense attributable to the acquisition of the funds required to support earning assets. Income from earning assets includes income from loans, investment securities and short-term investments. The amount of interest income is dependent on many factors including the volume of earning assets, the general level of interest rates, the dynamics of the change in interest rates and the levels of nonperforming loans. The cost of funds varies with the amount of funds necessary to support earning assets, the rates paid to attract and hold deposits, rates paid on borrowed funds and the levels of non-interest-bearing demand deposits and equity capital.

Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. Susquehanna expects that it will periodically experience “gaps” in the interest rate sensitivities of its assets and liabilities. That means either Susquehanna’s interest-bearing liabilities will be more sensitive to changes in market interest rates than its interest earning assets, or vice versa. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets, an increase in market rates of interest could reduce Susquehanna’s net interest income. Likewise, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce Susquehanna’s net interest income. Susquehanna is unable to predict changes in market interest rates, which are affected by many factors beyond its control, including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets.

Susquehanna attempts to manage risk from changes in market interest rates, in part, by controlling the mix of interest rate sensitive assets and interest rate sensitive liabilities. However, interest rate risk management techniques are not exact. A rapid increase or decrease in interest rates could adversely affect Susquehanna’s results of operations and financial performance.

Adverse economic and business conditions in Susquehanna’s market area may have an adverse effect on its earnings.

Substantially all of Susquehanna’s business is with customers located within Pennsylvania, Maryland and New Jersey. Generally, Susquehanna makes loans to small to mid-sized businesses whose success depends on the regional economy. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. Adverse economic and business conditions in Susquehanna’s market area could reduce its growth rate, affect its borrowers’ ability to repay their loans and, consequently, adversely affect its financial condition and performance. For example, a loss of market confidence in vehicle leasing paper and related residual values could have a negative effect on Susquehanna’s vehicle leasing subsidiary’s ability to fund future vehicle lease originations. If this should occur, Susquehanna’s vehicle leasing subsidiary’s revenues and earnings would be adversely affected. Further, Susquehanna places substantial reliance on real estate as collateral for its loan portfolio. A sharp downturn in real estate values in Susquehanna’s market area could leave many of its loans inadequately collateralized. If Susquehanna is required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, its earnings could be adversely affected.

Adverse business conditions in Susquehanna’s vehicle leasing subsidiary could adversely affect Susquehanna’s financial performance.

Through its subsidiary, Boston Service Company, Inc. (t/a Hann Financial Service Corp.), Susquehanna is involved in the vehicle leasing business. In 2005, Hann suffered a decrease in its vehicle origination, servicing, and securitization fees, due to a combination of decreased lease origination volumes and decreased fees from securitization transactions due to the current interest rate environment. Susquehanna believes this reduction in volume principally resulted from special financing offers provided by the major car manufacturers with whom Hann competes. If these special financing offers continue, Susquehanna’s financial performance could be negatively impacted. Additionally, in 2005, vehicle residual value expense at Hann increased significantly based upon service agreements with Auto Lenders Liquidation Center, a third party residual value guarantor. Under the terms of these servicing agreements, vehicle residual value expense will decline in 2006 and 2007. Beyond 2007, vehicle residual value expense could once again increase depending upon the used vehicle market conditions. If this were to happen, it could have a negative impact on Susquehanna’s financial performance after 2007.

Competition from other financial institutions in originating loans, attracting deposits and providing various financial services may adversely affect Susquehanna’s profitability.

Susquehanna’s banking subsidiaries face substantial competition in originating both commercial and consumer loans. This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of Susquehanna’s competitors enjoy advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce Susquehanna’s net income by decreasing the number and size of loans that its banking subsidiaries originate and the interest rates they may charge on these loans.

In attracting business and consumer deposits, Susquehanna’s banking subsidiaries face substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of Susquehanna’s competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns and better brand recognition and more branch locations. These competitors may offer higher interest rates than Susquehanna does, which could decrease the deposits that Susquehanna attracts or require Susquehanna to increase its rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect Susquehanna’s ability to generate the funds necessary for lending operations. As a result, Susquehanna may need to seek other sources of funds that may be more expensive to obtain and could increase Susquehanna’s cost of funds.

Susquehanna’s banking and non-banking subsidiaries also compete with non-bank providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance companies and governmental organizations which may offer more favorable terms. Some of Susquehanna’s non-bank competitors are not subject to the same taxes or extensive regulations that affect Susquehanna’s banking operations. As a result, such non-bank competitors may have advantages over Susquehanna’s banking and non-banking subsidiaries in providing certain products and services. This competition may reduce or limit Susquehanna’s margins on banking and non-banking services, reduce its market share and adversely affect its earnings and financial condition.

Susquehanna continually encounters technological change, and may have fewer resources than many of its competitors to continue to invest in technological improvements, which could reduce its ability to compete effectively.

The financial services industry is undergoing rapid technological changes with frequent introduction of new technology-driven products and services. In addition to providing better service to customers, the effective use of technology increases efficiency and enables financial service institutions to reduce costs. Susquehanna’s future success will depend, in part, upon its ability to address the needs of its customers by using technology to provide products and services to enhance customer convenience, as well as to create additional efficiencies in its operations. Some of Susquehanna’s competitors have substantially greater resources to invest in technological improvements. There can be no assurance that Susquehanna will be able to effectively implement new technology-driven products and services, which could reduce Susquehanna’s ability to compete effectively.

Government regulation significantly affects Susquehanna’s business.

The banking industry is heavily regulated, and such regulations are intended primarily for the protection of depositors and the federal deposit insurance funds, not shareholders. As a financial holding company, Susquehanna is subject to regulation by the Board of Governors of the Federal Reserve System (Federal Reserve Board). Susquehanna’s three bank subsidiaries, as of November 30, 2005, are also regulated by the Federal Reserve Board and are subject to regulation by the state banking departments of the states in which they are chartered. These regulations affect lending practices, capital structure, investment practices, dividend policy and growth. In addition, Susquehanna has non-bank operating subsidiaries from which it derives income. Several of these non-bank subsidiaries engage in providing investment management and insurance brokerage services, which industries are also heavily regulated on both a state and federal level. In addition, changes in laws, regulations and regulatory practices affecting the financial services industry may limit the manner in which Susquehanna may conduct its business. Such changes may adversely affect Susquehanna, including its ability to offer new products and services, obtain financing, attract deposits, make loans and leases and achieve satisfactory spreads, and may also result in the imposition of additional costs on its business. As a public company, Susquehanna is also subject to the corporate governance standards set forth in the Sarbanes-Oxley Act of 2002, as well as any applicable rules or regulations promulgated by the SEC or The NASDAQ Stock Market, Inc. Complying with these standards, rules and regulations may impose administrative costs and burdens on Susquehanna.

The Pennsylvania business corporation law and various anti-takeover provisions under Susquehanna’s articles of incorporation could impede the takeover of the company.

Various Pennsylvania laws affecting business corporations may have the effect of discouraging offers to acquire Susquehanna, even if the acquisition would be advantageous to shareholders. In addition, Susquehanna has various anti-takeover measures in place under its articles of incorporation, some of which are listed below under “Selected Provisions of the Articles of Incorporation of Susquehanna” and “Comparison of Shareholders’ Rights – Anti-Takeover Provisions.” Any one or more of these measures may impede the takeover of Susquehanna without the approval of its board of directors and may prevent its shareholders from taking part in a transaction in which they could realize a premium over the current market price of Susquehanna common stock.

FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference contain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, with respect to the merger and the financial condition, results of operations, future performance and business of Susquehanna, Minotola and the combined company after completion of the merger. These forward-looking statements are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that are not historical facts. Readers should understand that various factors, in addition to those discussed elsewhere in this document and in the documents referred to or incorporated by reference in this document, could affect the future results of the combined company following the merger and could cause results to differ materially from those expressed in these forward-looking statements, including:

•	whether the transactions contemplated by the merger agreement will be approved by shareholders of Minotola and applicable federal, state and local regulatory authorities;

•	the ability to complete the merger within the anticipated time-frame, or at all;

•	Susquehanna and SPB’s ability to integrate successfully any assets, liabilities, customers, systems, employees and management personnel acquired into their operations in connection with the merger, and their ability to realize related revenue synergies and cost savings within the expected time frame, or at all;

•	adverse changes in the combined company’s loan and lease portfolios and the resulting credit risk-related losses and expenses;

•	interest rate fluctuations which could increase Susquehanna’s cost of funds or decrease our yield on earning assets and therefore reduce our net interest income;

•	continued levels of loan quality and origination volume;

•	the adequacy of loss reserves;

•	the loss of certain key officers, including the loss of officers of Minotola after the merger, which could adversely impact Susquehanna’s business and the combined company;

•	continued relationships with major customers;

•	Susquehanna’s inability to continue to grow its business, and the combined company’s business, internally and through acquisition and successful integration of bank and non-bank entities while controlling costs;

•	adverse national and regional economic and business conditions;

•	compliance with laws and regulatory requirements of federal and state agencies;

•	competition from other financial institutions in originating loans, attracting deposits, and providing various financial services that may affect Susquehanna’s profitability;

•	the inability to hedge certain risks economically;

•	Susquehanna’s ability to implement effectively technology-driven products and services;

•	changes in consumer confidence, spending, and savings habits relative to the bank and non-bank financial services provided by the combined company;

•	Susquehanna’s ability to obtain financing in connection with funding the cash portion of the merger consideration; and

•	Susquehanna’s success in managing the risks involved in the foregoing.

Minotola shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document or, in the case of documents incorporated by reference, the dates of those documents.

All subsequent written and oral forward-looking statements attributable to Susquehanna or Minotola or any person acting on their behalf in connection with the solicitation of proxies or otherwise in connection with the proposed merger are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Susquehanna nor Minotola undertakes any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Susquehanna urges readers to review carefully and consider the various disclosures in Susquehanna’s SEC filings, including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

THE SPECIAL SHAREHOLDERS’ MEETING

Minotola will hold a special meeting of its shareholders. Minotola’s board of directors is providing you with this proxy statement in order to solicit your proxy for use at the shareholders’ meeting. We mailed this document and accompanying form of proxy to you on or about             , 2006.

Times, Dates and Places

Minotola will hold its special meeting of shareholders at             , local time, on             , 2006, at 1748 South Lincoln Avenue, Vineland, New Jersey 18361. Minotola may adjourn or postpone the special meeting to another date and/or place for proper purposes.

Purpose of the Shareholders’ Meeting

At the special meeting of Minotola shareholders (and any adjournment or postponement thereof), Minotola shareholders will:

•	consider and vote upon a proposal to approve and adopt the merger agreement; and

•	transact any other matters that may properly come before the special meeting.

Minotola might also ask its shareholders to vote upon a proposal to adjourn or postpone the special meeting for the purpose of, among others, allowing additional time for the solicitation of additional votes to approve the merger.

Record Date; Voting Rights; Votes Required for Approval

Record Date. Minotola’s board of directors has fixed the close of business on                 , 2006, as the record date for the determination of the Minotola shareholders entitled to receive notice of and to vote at the special meeting.

Voting Rights. Only holders of record of shares of Minotola common stock on the Minotola record date are entitled to notice of and to vote at the Minotola special meeting. Each holder of record of Minotola common stock as of the Minotola record date is entitled to cast one vote for each share of Minotola common stock held on the Minotola record date with regard to the approval and adoption of the merger agreement and each other matter that may properly come before the Minotola special meeting.

Votes Required for Approval. Approval and adoption of the merger agreement requires the affirmative vote, either in person or by proxy, of the holders of 66 2/3% of the outstanding shares of Minotola common stock at a special meeting of shareholders. Certain Minotola shareholders have entered into shareholder agreements with Susquehanna. Under the terms of the shareholder agreements, these shareholders have agreed to vote, in the aggregate, 30,774 shares of Minotola common stock (representing approximately 60.16% of Minotola’s outstanding common stock) in favor of the merger. See “The Merger—Shareholder Agreements” beginning on page 52 of this document.

Shares Beneficially Owned by Directors and Executive Officers

Minotola. As of the record date for the special meeting, directors and executive officers of Minotola beneficially owned and were entitled to vote              shares of Minotola common stock, or approximately         % of the Minotola common stock outstanding as of such date. As of the record date, neither Susquehanna nor any of its directors or executive officers or their affiliates held any shares of Minotola common stock, and neither Minotola nor any of its directors or executive officers or their affiliates held any shares of Susquehanna common stock.

Proxies

Completed Proxies. All shares of Minotola common stock represented by properly executed proxies received before or at the special meeting of Minotola shareholders and not revoked will be voted in accordance with the instructions indicated in those proxies.

Proxies with No Instructions. If no instructions are indicated on a properly executed and returned proxy, Minotola will vote such proxy “FOR” the approval and adoption of the merger agreement.

Abstentions. Abstentions may be specified for the proposal to approve the merger agreement. A properly executed proxy marked “ABSTAIN” will be counted as present for purposes of determining if there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the meeting. Because applicable law requires the affirmative vote, either in person or by proxy, of the holders of 66 2/3% of the outstanding shares of Minotola common stock, abstentions will have the same effect as a vote “AGAINST” the approval and adoption of the merger agreement.

Broker Voting. Brokers who hold shares in “street name” for customers may not exercise their voting discretion with respect to proposals for non-routine matters such as the merger proposal. If beneficial owners of Minotola shares do not give brokers specific instructions as to how to vote their shares, brokers cannot vote such shares with respect to the approval and adoption of the merger agreement. This is referred to as a “broker non-vote.” Shares represented by broker non-votes will be counted as present for purposes of determining if there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the meeting. Because applicable law requires the affirmative vote, either in person or by proxy, of the holders of 66 2/3% of the outstanding shares of Minotola common stock, broker non-votes will have the same effect as a vote “AGAINST” the approval and adoption of the merger agreement.

Revocation of Proxies

You may revoke your proxy at any time before its use by:

•	delivering to the Secretary of Minotola a signed notice of revocation or a later-dated, signed proxy; or

•	by attending the special meeting of Minotola shareholders and voting in person.

Merely attending such meeting does not mean that you have revoked your proxy.

Solicitation of Proxies

The board of directors of Minotola is soliciting the proxies of Minotola shareholders. In addition to solicitation by mail, the board will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners. Minotola will, upon request, reimburse such brokerage houses and custodians for their reasonable expenses in assisting with the solicitation of proxies. Minotola does not plan to engage a third-party to help solicit proxies. If necessary, Minotola may request the return of proxy cards by personal interview, mail, telephone, facsimile or other means of electronic transmission. The extent to which this will be necessary depends entirely upon how quickly proxy cards are returned. Please cast your vote by proxy immediately by mail.

Minotola shareholders should not send in any stock certificates with their proxy cards. Stock certificates should be mailed in accordance with the instructions printed on the election form/letter of transmittal that will be sent to each Minotola shareholder at a later date.

As of the date of this proxy statement/prospectus, the Minotola board of directors does not know of any business to be presented at the special meeting other than the proposals described above. If any other matters should properly come before either meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting such proxies. Minotola might also ask its shareholders to vote upon a proposal to adjourn or postpone the shareholder meeting for the purpose of, among others, allowing additional time for the solicitation of additional votes to approve the merger proposal. Proxies voted “AGAINST” the merger proposal will not be used to vote for any adjournment under this authority.

THE MERGER

Background and Negotiation of the Merger

In 2002, Susquehanna implemented a long-term strategic plan to create shareholder value. Under the plan, Susquehanna’s primary strategies are internal growth through expansion of its customer base in existing markets and external growth through acquisitions in selected markets. The four major growth corridors that Susquehanna has focused on are as follows:

•	the Lancaster/York/Baltimore corridor, comprised of Lancaster and York counties in Pennsylvania, the City of Baltimore, and Baltimore, Carroll, Harford, Howard and Anne Arundel counties in Maryland;

•	the Greater Delaware Valley corridor, comprised of Chester, Montgomery, Delaware, Philadelphia and Bucks counties in Pennsylvania, and Gloucester, Camden, Burlington and Mercer counties in New Jersey;

•	the Interstate 81 corridor, comprised of Franklin, Cumberland and Adams counties in Pennsylvania, Washington and Frederick counties in Maryland, and Berkeley and Jefferson counties in West Virginia; and

•	the contiguous market area in between Susquehanna’s current bank subsidiaries.

Susquehanna routinely evaluates possible acquisitions of banks and businesses closely related to banking in these market areas. Because Minotola’s primary market area is directly adjacent to the Greater Delaware Valley corridor served by SPB, it was an attractive merger candidate for Susquehanna.

In March 2005, the Minotola Board of Directors authorized Dennis DiLazzero, President and Chief Executive Officer, to engage Milestone and FinPro to perform a strategic valuation for Minotola. On May 18, 2005, Milestone and FinPro presented information to Minotola’s Board of Directors on various strategic alternatives. The information included a financial and market overview of Minotola as well as various comparisons and analyses to help determine the most viable option for maximizing shareholder value. Upon review and discussion of this information, Minotola’s Board engaged Milestone and FinPro and authorized them to proceed to identify potential acquirers.

Milestone and FinPro subsequently contacted 13 financial institutions, one of which was Susquehanna. Of the 13 financial institutions which were contacted, six financial institutions, including Susquehanna, executed confidentiality agreements with Milestone and FinPro. Susquehanna executed its confidentiality agreement on July 26, 2005. Information regarding Minotola was provided to Susquehanna and each of the other five financial institutions that executed the confidentiality agreement.

In August, 2005, Susquehanna retained Keefe, Bruyette & Woods, Inc., referred to as KBW, as its financial advisor for the transaction. During the following several weeks, Susquehanna and KBW reviewed the information received on Minotola by Milestone and FinPro, and performed various pricing analyses.

In evaluating the proposed business combination, Susquehanna’s management considered, among other things, Minotola’s geographic market area, product lines, its management team and style of management, and the probable structure of the proposed combination and potential efficiencies of a combined company.

On August 22, 2005, William J. Reuter, Chairman, President and Chief Executive Officer of Susquehanna, sent a non-binding indication of interest letter to Milestone, reflecting a price of $160,000,000 or $3,128.67 per share of Minotola stock in a 70% stock and 30% cash transaction in which Minotola would be merged with and into SPB. One other financial institution that had executed a confidentiality agreement also submitted a written indication of interest through FinPro.

At Minotola’s August 24, 2005, Board of Directors meeting, representatives of Milestone and FinPro presented to the Board the confidential non-binding indications of interest including the one received from

Susquehanna, dated August 22, 2005. Terms of the indications of interest were discussed, including financial terms. Information regarding each of the companies submitting an indication of interest was presented to and discussed by Minotola’s Board of Directors. At this meeting, Minotola’s Board authorized continued discussions with Susquehanna and the other company and the commencement of due diligence on Minotola by Susquehanna and the other company. Due diligence on Minotola was conducted between September 21-27, 2005 by both companies. Thereafter, the other company that had performed due diligence indicated that it was not going to continue its discussions with Minotola.

Management of Susquehanna and Minotola continued discussions into October, 2005, and on October 7, 2005, Susquehanna delivered a revised non-binding written indication of interest to Minotola reflecting a price of $165,000,000 or $3,226.44 per share of Minotola stock in a 70% stock and 30% cash transaction. At the October 12, 2005 Minotola Board of Directors special meeting, which was attended by representatives of Milestone, FinPro and Elias, Matz, Tiernan & Herrick L.L.P., Susquehanna’s October 7, 2005 indication of interest was reviewed and discussed. Transaction terms were discussed with and by Minotola’s Board of Directors, including proposed financial terms. Information regarding the proposed transaction and Susquehanna were reviewed and discussed by Minotola’s Board, which then authorized Milestone and FinPro to continue negotiations with Susquehanna and to conduct due diligence regarding Susquehanna for further consideration and action by the Board of Directors. On October 27, 2005, representatives of Minotola, Milestone, FinPro and Elias, Matz, Tiernan & Herrick L.L.P. performed due diligence on Susquehanna.

On October 19, 2005, the Susquehanna board of directors held a meeting to consider the proposed transaction with Minotola. At the meeting, Mr. Reuter and Drew K. Hostetter, Executive Vice President, Treasurer and Chief Financial Officer of Susquehanna, reviewed with the board a financial analysis prepared by KBW of the proposed transaction with Minotola. After lengthy discussion, Susquehanna’s board of directors unanimously voted to authorize the merger subject to receipt of a written opinion from KBW as to the fairness of the merger from a financial point of view to Susquehanna.

On October 24, 2005, Morgan, Lewis & Bockius LLP, outside counsel to Susquehanna for this transaction, provided an initial draft of the proposed merger agreement to Minotola and its counsel, Elias, Matz, Tiernan & Herrick L.L.P. From October 24, 2005 to November 14, 2005, legal counsel for both Susquehanna and Minotola, together with the parties and their representatives, negotiated the terms of the definitive merger agreement and related documents.

At 8:00 a.m. on November 14, 2005, the board of directors of SPB held a meeting to consider the proposed merger. Also attending the meeting were Mr. Reuter and Mr. Hostetter, who reviewed the KBW financial analysis of the proposed transaction with the SPB board. After lengthy discussion, the board of directors of SPB unanimously voted to approve the merger agreement.

On November 14, 2005, Minotola’s Board of Directors held a special meeting at which representatives of Milestone, FinPro and Elias, Matz, Tiernan & Herrick L.L.P. were present. The results of Minotola’s due diligence on Susquehana were discussed by Minotola’s Board of Directors with its advisors. Milestone and FinPro and special counsel briefed the Board on final negotiations concerning the merger agreement and related matters. During this meeting, Milestone and FinPro made a detailed presentation to the Board, including a financial analysis of the proposed merger. In addition, Milestone and FinPro delivered its opinion to the Minotola Board of Directors that, as of such date, the proposed consideration to be received by Minotola’s shareholders as set forth in the merger agreement was fair to the holders of Minotola common stock from a financial point of view. Elias, Matz, Tiernan & Herrick L.L.P. reviewed in detail with the Board the terms of the merger agreement and related documents and matters. Following review by the Minotola Board of Directors of the foregoing matters, the Minotola Board unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The Board of Directors of Minotola believes that the transaction and its terms are in the best interests of the Minotola shareholders.

The parties executed the merger agreement and related documents on November 14, 2005 and publicly announced the merger that afternoon.

Minotola’s Reasons for the Merger

At its meeting on November 14, 2005, Minotola’s board of directors determined that the terms of the merger agreement and the merger are fair and in the best interests of Minotola. In the course of reaching its decision to approve the merger agreement, Minotola’s board of directors consulted with its financial advisors, its legal counsel and its independent certified public accountants. The board considered, among other things, the factors described above and the following:

•	the board’s familiarity with and review of Minotola’s business, operations, financial condition and earnings on a historical and a prospective basis, including, without limitation, its potential growth and profitability.

•	the current and prospective economic and competitive environment facing Minotola and the financial services industry generally.

•	the process conducted by Minotola with the assistance of Milestone and FinPro.

•	the results of the due diligence performed by Minotola, its financial advisors, its independent certified public accountants, and its legal counsel.

•	the contiguous market areas of Minotola and Susquehanna and the lack of branch overlap therefore reducing the potential for employee attrition.

•	the complementary asset management businesses of Susquehanna and Minotola that will create greater scale on a combined basis.

•	the opinions of Milestone and FinPro that the financial consideration to be received in the merger was fair to Minotola’s shareholders from a financial point of view.

•	the fact that the merger will be a tax-free exchange to Minotola’s shareholders for federal income tax purposes to the extent they receive Susquehanna common stock as consideration in exchange for their shares of Minotola common stock.

The foregoing discussion of the information and factors considered by Minotola’s board of directors is not intended to be exhaustive, but is believed to include all material facts considered by the board. In reaching its determination to approve and recommend the merger agreement, Minotola’s board of directors did not assign any relative or specific weights to the foregoing factors and individual directors may have given different weights to different factors.

Susquehanna’s Reasons for the Merger

At its meeting on October 19, 2005, Susquehanna’s board of directors determined that the terms of the merger agreement and the merger are in the best interests of Susquehanna. In making this determination, Susquehanna’s board of directors concluded, among other things, that the transaction with Minotola provides a unique strategic fit that will continue Susquehanna’s expansion into southern New Jersey.

In the course of reaching its decision to approve the merger agreement, Susquehanna’s board of directors reviewed presentations prepared by its financial advisor and its legal counsel. The board considered, among other things, the factors described above and the following:

•	the board’s familiarity with and review of Susquehanna’s business, operations, financial condition and earnings on a historical and a prospective basis, including, without limitation, its potential growth and profitability.

•	the current and prospective economic and competitive environment facing the financial services industry generally.

•	the fact that the transaction will extend Susquehanna’s presence in the markets of Atlantic, Cumberland and Gloucester counties in New Jersey.

•	the fact that Minotola’s operating philosophy and business lines (small to mid-sized business lending and commercial leasing), complement Susquehanna’s operating philosophy and business lines.

•	the belief that the cultural philosophy of Minotola’s management team fits well with Susquehanna’s strategic initiatives.

•	the opinion of KBW that the financial consideration to be paid in the merger is fair to Susquehanna from a financial point of view.

•	the belief that the transaction should be accretive to earnings per share after completion of the merger.

The foregoing discussion of the information and factors considered by Susquehanna’s board of directors is not intended to be exhaustive, but is believed to include the material facts considered by the board. In reaching its determination to approve and recommend the merger agreement, Susquehanna’s board of directors did not assign any relative or specific weights to the foregoing factors and individual directors may have given different weights to different factors.

Recommendation of Minotola’s Board of Directors

Minotola’s board of directors believes that the terms of the transaction are in the best interests of Minotola and has approved the merger agreement. Accordingly, Minotola’s board of directors unanimously recommends that you vote “FOR” approval and adoption of the merger agreement.

Opinions of Minotola’s Financial Advisors

Milestone and FinPro were retained by Minotola to act as its financial advisors in connection with a possible business combination with certain other institutions. Minotola selected Milestone and FinPro because of their knowledge of, experience with, and reputation in the financial services industry. Milestone and FinPro agreed to assist Minotola in analyzing, structuring, negotiating and effecting a possible merger. Milestone and FinPro are engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Minotola’s board of directors considered and approved the merger agreement at a board meeting held on November 14, 2005. Milestone and FinPro delivered to the board their oral and written opinions that, as of November 14, 2005, the merger consideration was fair to Minotola’s shareholders from a financial point of view.

The text of Milestone’s written opinion is attached as Annex B to this document and is incorporated herein by reference. The text of FinPro’s written opinion is attached as Annex C to this document and is incorporated herein by reference. Minotola shareholders are urged to read the opinions in their entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by both Milestone and FinPro.

Milestone’s and FinPro’s opinions speak only as of the date of such opinions. Milestone’s and FinPro’s opinions are directed to the Minotola board of directors and address only the fairness, from a financial point of view, of the consideration offered in the merger. They do not address the underlying business decision to proceed with the merger and do not constitute a recommendation to any Minotola shareholder as to how the shareholder should vote at the Minotola special meeting on the merger or any related matter.

In rendering their opinions, both Milestone and FinPro have, among other things:

•	reviewed the historical financial performances, current financial positions and general prospects of Minotola and Susquehanna;

•	considered the proposed financial terms of the merger and have examined the projected consequences of the merger with respect to, among other things, market value, earnings and tangible book value per share of Susquehanna common stock;

•	to the extent deemed relevant, analyzed selected public information of certain other banks and bank holding companies and compared Minotola and Susquehanna from a financial point of view to those other banks and bank holding companies;

•	reviewed the historical market price ranges and trading activity performance of common stock of Susquehanna;

•	reviewed publicly available information such as annual reports, SEC filings and research reports;

•	compared the terms of the merger with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available;

•	discussed with certain members of senior management of Minotola and Susquehanna the strategic aspects of the merger, including estimated cost savings from the merger and other matters relevant to the future performance of the combined entity;

•	reviewed the merger agreement; and

•	performed such other analyses and examinations as deemed necessary.

In performing their review and in rendering their opinions, Milestone and FinPro have each relied upon the accuracy and completeness of all of the financial and other information that was available to them from public sources, that was provided to them by Minotola or Susquehanna or their respective representatives or that was otherwise reviewed by Milestone or FinPro, as the case may be, and have assumed such accuracy and completeness for purposes of rendering their opinions. Milestone and FinPro have further relied on the assurances of management of Minotola and Susquehanna that they are not aware of any facts or circumstances not within the actual knowledge of Milestone or FinPro, as the case may be, that would make any of such information inaccurate or misleading. Neither Milestone nor FinPro has been asked to undertake, and neither of them has undertaken any independent verification of any of such information and neither Milestone nor FinPro assume any responsibility or liability for the accuracy or completeness thereof. Neither Milestone nor FinPro made an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Minotola or Susquehanna or any of their subsidiaries, or the collectibility of any such assets, nor has Milestone or FinPro been furnished with any such evaluations or appraisals. Neither Milestone nor FinPro made any independent evaluation of the adequacy of the allowance for loan and lease losses of Minotola or Susquehanna or any of their respective subsidiaries nor has either of them reviewed any individual credit files, but rather Milestone and FinPro have assumed that their respective allowances for loan and lease losses are adequate to cover such losses and will be adequate on a pro forma basis.

The following is a summary of the material analyses performed by Milestone and FinPro and presented to the Minotola board on November 14, 2005. The summary is not a complete description of all the analyses underlying Milestone and FinPro’s opinions. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Milestone and FinPro believe that their analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying their respective opinions. The financial analyses summarized below include information presented in a tabular format. In order to understand fully the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses.

Susquehanna’s Comparable Trading Multiple Comparison. Milestone and FinPro analyzed Susquehanna’s trading multiples relative to the trading multiples of other selected Mid Atlantic banks.

As of Closing on 11/10/05	Price to Last Twelve Months’ Earnings per Share	Price to 2005 Estimated Earnings per Share	Price to 2006 Estimated Earnings per Share	Price to Book Value Per Share	Price to Tangible Book Value Per Share
Susquehanna’s Trading Multiples	16.0x	15.7x	14.0x	148.2%	221.9%

Comparable Trading Group Average	15.7x	15.8x	15.1x	211.2%	316.4%

Comparable Trading Group Median	16.1x	15.7x	14.8x	212.4%	327.7%

Source: SNL Securities market data

The selected Comparable Trading Group was composed of: Provident Bankshares Corporation; First Commonwealth Financial Corporation; FNB Corporation; National Penn Bancshares, Inc.; NBT Bancorp, Inc.; Community Bank System, Inc.; Fulton Financial Corporation; S&T Bancorp, Inc. and Harleysville National Corporation.

Valuation. Milestone and FinPro analyzed the consideration using standard evaluation techniques (as discussed below) including, but not limited to: comparable trading multiples, comparable acquisition multiples, the net present value of cash dividends and terminal value and the potential pro forma financial impact of the merger on Minotola’s financials based on certain assumptions.

Market Value. Market value is generally defined as the price, established on an “arms-length” basis, at which knowledgeable, unrelated buyers and sellers would agree to transfer shares. The market value is frequently used to determine the price of a minority block of stock when both the quantity and the quality of the “comparable” data are deemed sufficient. The market value for a bank can be determined by comparison to the median price to earnings and price to tangible book value of local or regional publicly-traded banks, adjusting for significant differences in financial performance criteria. The market value in connection with the evaluation of control of a bank is determined by the previous sales of banks.

Market Value Trading. Milestone and FinPro selected a Comparable Trading Group which was comprised of liquidly-traded Mid Atlantic banks with assets between $500 million and $1.0 billion and a return on average equity greater than 6% for the trailing twelve months. Additionally, internet based banks and any bank known to be a merger target were eliminated from the Comparable Trading Group.

As of Closing on 11/10/05	Price to Last Twelve Months’ Earnings per Share	Price to Last Twelve Months’ Core Earnings per Share *	Price to Book Value Per Share	Price to Tangible Book Value Per Share
Minotola Acquisition Multiples	25.5x	25.3x	205.8%**	206.5%**

Comparable Trading Group Median	15.2x	15.1x	187.6%	212.2%

New Jersey Bank Trading Median	18.2x	18.9x	181.2%	225.6%

National Bank Trading Median	16.9x	17.0x	197.6%	238.2%

Sources: SNL Securities market data and Milestone and FinPro calculations.

*	Note: Core earnings were defined as: Net income before extraordinary items less the after-tax portion of investment securities and nonrecurring items and other gains on sale. The assumed tax rate is 35%.
**

Note: Milestone and FinPro felt that Minotola’s price to book and price to tangible book multiples were skewed downward due to Minotola’s high tangible equity to tangible assets (12.91%) ratio relative to the Comparable Trading Group’s median tangible equity to tangible assets (8.18%) ratio. If Minotola had a tangible equity to tangible assets ratio equal to Comparable Trading Group median, the price to book would be 267.5% and the price to tangible book would be 268.1%. In calculating these adjusted ratios, the amount of excess capital was subtracted from both the numerator and the denominator of the calculation.

The selected Comparable Trading Group was composed of: Alliance Financial Corporation; American Bank Incorporated; Bryn Mawr Bank Corporation; CNB Financial Corporation; Comm Bancorp, Incorporated; Eagle Bancorp, Inc.; Greater Community Bancorp; IBT Bancorp, Inc.; Leesport Financial Corp.; Penns Woods Bancorp, Inc.; Republic First Bancorp, Inc.; Shore Bancshares, Inc.; Smithtown Bancorp, Inc.; Unity Bancorp, Inc.; and Wilber Corporation.

Market Value Acquisition. In analyzing the consideration value to be paid for Minotola, Milestone and FinPro considered the market approach and evaluated price to earnings, price to core earnings, price to book value, price to tangible book value and franchise premium to core deposits multiples for recently announced bank mergers, the banks that were acquired in which being referred to as the Comparable Acquisition Group. The Comparable Acquisition Group was composed of Mid Atlantic banks that announced sales after January 1, 2004 where the target company had a return on average assets greater than 6% for the most recent period. The following table illustrates the average and median pricing multiples of the Comparable Acquisition Group and 2005 year-to-date national and Mid Atlantic bank acquisition statistics.

	Price to Last Twelve Months’ Earnings per Share	Price to Book Value Per Share	Price to Tangible Book Value Per Share	Franchise Premium to Core Deposits
Minotola Acquisition Multiples	25.5x	205.8%*	206.5%*	17.3%

Comparable Acquisition Average	25.7x	273.9%	293.7%	21.7%

Comparable Acquisition Median	24.3x	302.3%	316.2%	22.9%

2005 YTD Bank Statistics:

Acquisitions—Nationwide	25.7x	232.9%	241.0%	17.7%

Acquisitions—Mid Atlantic Region	23.4x	250.8%	264.6%	18.0%

Sources: SNL Securities data and Milestone and FinPro calculations.

*	Note: Milestone and FinPro felt that Minotola’s price to book value and price to tangible book value multiples were skewed downward due to Minotola’s high tangible equity to tangible assets (12.91%) ratio relative to the Comparable Acquisition Group’s median tangible equity to tangible assets (7.54%) ratio. If Minotola had a tangible equity to tangible assets ratio equal to Comparable Acquisition Group median, the price to book value would be 281.8% and the price to tangible book value would be 282.3%. In calculating these adjusted ratios, the amount of excess capital was subtracted from both the numerator and the denominator of the calculation.

Investment Value. The investment value of any banking institution’s stock is an estimate of present value of the future benefits, usually earnings, cash flow or dividends, which will accrue to the holders of the stock. Milestone and FinPro calculated a net present value of dividends and terminal value through 2010. Earnings projections were based upon discussions with management, and the long-term earnings growth rate for years 2007 through 2010 was assumed to be 8%, and the dividend payout ratio was assumed to be 50%. The terminal value was calculated using the projected 2010 earnings and tangible book value per share and applying average long-term bank trading and acquisition multiples. The price to earnings multiples ranged between 11x to 25x and price to tangible book value multiples ranged between 160% and 240%. Milestone and FinPro utilized discount rates between 8% and 14%.

Based on these assumptions, Milestone and FinPro calculated the present value of dividends and terminal value to be between $1,473.61 per share and $3,849.82 per share on an earnings basis and between $1,974.17 and

$3,643.79 on a tangible book basis. These computations were based on an analysis of the bank industry, the economic and competitive situations currently existing in Minotola’s market area and its current financial condition.

Pro Forma Financial Impact Analysis. Milestone and FinPro analyzed the merger in terms of its effect on Minotola’s stand-alone projected fiscal years 2006 and 2007 earnings per share. The projected 2006 earnings per share for Susquehanna was based upon the average First Call Analyst estimate of $1.75 and was assumed to grow 8% for 2007. Minotola’s projected 2006 earnings per share was assumed to be $151.22 per share based upon discussions with management and was assumed to grow 8% for 2007. Based upon certain assumptions, including those with respect to cost savings and other synergies from the merger and the stand-alone earnings projections provided by Minotola and Susquehanna, the analysis indicated that the merger is projected to be accretive to Susquehanna’s earnings per share and Minotola’s equivalent earnings per share.

These forward looking projections may be affected by many factors beyond the control of Minotola and/or Susquehanna, including the future direction of interest rates, economic conditions in the companies’ market place, the actual amount and timing of cost savings achieved through the merger, the actual level of revenue enhancements brought about through the merger, future regulatory changes and various other factors. The actual results achieved may vary from the projected results and the variations may be material.

Milestone and FinPro acted as financial advisors to Minotola in connection with the merger and will receive fees for their services, the majority of which is contingent upon the consummation of the merger.

The following includes a summary of the material provisions of, and transactions contemplated by, the merger agreement, a copy of which is attached as Annex A to this document, and is incorporated in this document by reference. This summary is qualified in its entirety by reference to the merger agreement. You are urged to read the entire merger agreement carefully because it, and not this document, is the legal document that governs the merger.

Merger Consideration

The merger agreement provides that at the effective time of the merger each share of Minotola common stock issued and outstanding immediately prior to the effective time will be converted into either $3,226.44 in cash or 134 shares of Susquehanna common stock. Minotola shareholders will have the right to elect to convert their Minotola common stock into cash, Susquehanna common stock or a combination of cash and Susquehanna common stock. See “—Election Procedure.” In the discussions below, we may refer to the number of shares of Susquehanna common stock to be received for each share of Minotola common stock being converted into Susquehanna common stock as the “per share stock consideration,” and to the amount of cash to be received for each share of Minotola common stock being converted into cash as the “per share cash consideration.”

Under the terms of the merger agreement, Susquehanna will pay will pay a fixed amount of aggregate cash consideration to Minotola shareholders. The amount of cash consideration to be paid by Susquehanna will equal:

•	the product of $3,226.44 multiplied by 30% of the outstanding shares of Minotola common stock as of the third trading day prior to the effective date of the merger, calculated on a fully diluted basis, which is defined in the merger agreement to exclude shares of Minotola common stock held in treasury and include all outstanding shares of Minotola common stock issued pursuant to Minotola’s stock bonus plan, whether or not such shares are fully vested,

•	then reduced by the total cash amount that Susquehanna will pay to Minotola shareholders exercising dissenters’ rights under the National Bank Act and further reduced by the total cash amount that Susquehanna will pay to Minotola shareholders in lieu of fractional shares of Susquehanna common stock.

As of December 15, 2005, the aggregate cash amount to be paid by Susquehanna to Minotola shareholders was estimated to be approximately $49.5 million. The remaining merger consideration will be issued in the form of shares of Susquehanna common stock. As a result, the actual allocation of cash and shares of Susquehanna common stock that Minotola shareholders receive in the merger will depend on the elections of other Minotola shareholders and the number of outstanding Minotola nonqualified stock options as of the effective time of the merger, and may be different from what a Minotola shareholder actually elects. Since the aggregate amount of cash consideration to be paid to Minotola shareholders is fixed, to the extent that Minotola shareholders either oversubscribe or undersubscribe for the available pool of cash consideration, the exchange agent will allocate among such oversubscribing or undersubscribing Minotola shareholders based upon the allocation procedures set forth in the merger agreement and further described below.

Since the exchange ratio of 134 shares of Susquehanna common stock for each share of Minotola common stock is fixed, no assurance can be given that the value of the per share stock consideration that is received in the merger will be substantially equivalent to the $3,226.44 per share cash consideration. In addition, no assurance can be given that the value of the per share stock consideration that is received by a Minotola shareholder at the effective time of the merger will be substantially equivalent to the value of the per share stock consideration as it would be computed at the time of the vote to approve the merger or at the time Minotola shareholders elect the form of merger consideration to be received. As the market value of Susquehanna common stock fluctuates, based on numerous factors, the value of the shares of Susquehanna common stock that a Minotola shareholder will receive will correspondingly fluctuate, and may be greater or less than the $3,226.44 per share cash consideration.

The per share stock consideration and per share cash consideration is subject to adjustment by Susquehanna if Minotola elects to terminate the merger agreement based on the following conditions existing shortly before the effective date of the merger:

•	the trailing 20-day average closing stock price of Susquehanna is less than $19.20; and

•	Susquehanna’s stock price has underperformed The NASDAQ Bank Index by 20% or more since November 11, 2005.

In this event, Susquehanna has the right to increase the merger consideration to the extent necessary to cause either of these two conditions to be deemed not to exist. See “—Termination of the Merger Agreement.” If this does not occur, the fixed exchange ratio of 134 shares of Susquehanna common stock and $3,226.44 in cash for each share of Minotola common stock will not change regardless of changes in Susquehanna’s stock price.

If, between the date of the merger agreement and the effective time of the merger, the shares of Susquehanna common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the per share cash consideration and the per share stock consideration.

No fractional shares of Susquehanna common stock will be issued to any Minotola shareholders upon completion of the merger. For each fractional share that would otherwise be issued, Susquehanna will pay cash in an amount equal to the product of the number of fractional shares held by the Minotola shareholder multiplied by the average closing price of Susquehanna common stock for the five trading days preceding the merger date. No interest will be paid or accrued on cash payable in lieu of fractional shares of Susquehanna common stock.

The terms of the merger were determined by Minotola and Susquehanna on the basis of arm’s-length negotiations.

Election Procedure

Subject to the allocation process described in the next section, each Minotola shareholder may elect to receive with respect to his or her shares of Minotola common stock, all cash, all Susquehanna common stock or a combination of cash and Susquehanna common stock.

Cash Election Shares. Minotola shareholders who elect to receive cash for some or all of their shares will receive the per share cash consideration in respect of that portion of the shareholder’s shares of Minotola common stock equal to the shareholder’s cash election, subject to the allocation process described below. In our discussion below, we refer to the shares held by Minotola shareholders who have made cash elections as “cash election shares.”

Stock Election Shares. Minotola shareholders who elect to receive Susquehanna common stock for some or all of their shares will receive the per share stock consideration in respect of that portion of the shareholder’s shares of Minotola common stock equal to the shareholder’s stock election, subject to the allocation process described below. In our discussion, we refer to the shares held by shareholders who have made stock elections as “stock election shares.”

No-Election Shares. Minotola shareholders who indicate that they have no preference as to whether they receive cash or Susquehanna common stock, and shareholders who do not make a valid election, will be deemed to have made a “non-election.” Minotola shareholders who are deemed to have made a non-election will receive the per share stock consideration unless there is an oversubscription of the stock consideration, in which case they may receive the per share cash consideration for some or all their shares of Minotola common stock. In our discussion we refer to the shares held by Minotola shareholders who have made a non-election as “no election shares.” See “—Allocation” below.

For example, assuming a Minotola shareholder holds ten shares of Minotola common stock, if the shareholder makes:

•	An all stock election, and the election is accepted, he or she will receive 1,340 shares of Susquehanna common stock and no cash in lieu of fractional shares; or

•	An all cash election, and the election is accepted, he or she will receive $32,264.40 in cash.

The actual allocation of cash and stock will be subject in each case to the allocation procedures described under the heading “—Allocation” below.

A fixed amount of cash consideration will be paid to Minotola shareholders as described above, and the remaining merger consideration will be issued in the form of shares of Susquehanna common stock. Accordingly, there is no assurance that a Minotola shareholder will receive the form of consideration that the shareholder elects with respect to any or all of his or her shares of Minotola common stock. If the elections of Minotola shareholders result in an oversubscription for the available pool of per share stock consideration or the per share cash consideration, the procedures for allocating Susquehanna common stock and cash to be received by Minotola shareholders will be followed by the exchange agent. See the section entitled “—Allocation” below.

Election Form. The merger agreement provides that 35 days prior to the anticipated date of completion of the merger, or on such different date as Minotola and Susquehanna shall mutually agree, the companies will mail to Minotola shareholders a form of election and other appropriate and customary transmittal materials. Each election form will allow the holder to specify (1) the number of shares with respect to which the holder elects to receive the per share stock consideration, (2) the number of shares with respect to which the holder elects to receive the per share cash consideration or (3) that the holder makes no election. The companies will mail the form of election to each Minotola shareholder who is a holder of record as of the close of business on the fifth business day prior to the mailing date. Susquehanna will also make available forms of election to persons who become holders of Minotola common stock subsequent to the fifth business day prior to the mailing date up until the close of business on the business day prior to the election deadline.

Holders of Minotola common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the form of election. Shares of

Minotola common stock as to which the holder has not made a valid election prior to the election deadline, which is 5:00 p.m. on the 33rd day following the mailing date, will be deemed no election shares.

To make an election, a holder of Minotola common stock must submit a properly completed election form so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election form. An election form will be properly completed only if accompanied by certificates representing all shares of Minotola common stock covered by the election form (or appropriate evidence as to the loss, theft or destruction of such certificate, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification).

An election may be revoked or changed by the person submitting the election form prior to the election deadline. In the event of a revocation of an election, the exchange agent will, upon receiving a written request from the holder of Minotola common stock making a revocation, return the certificates of Minotola common stock submitted by that holder, and that holder will be deemed to have made a non-election. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent regarding these matters will be binding and conclusive. Neither Susquehanna nor the exchange agent will be under any obligation to notify any person of any defects in an election form.

Letter of Transmittal. Soon after the completion of the merger, the exchange agent will send a letter of transmittal to each person who was a Minotola shareholder at the effective time of the merger who has not previously and properly surrendered shares of Minotola common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of Minotola common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

Until a Minotola shareholder surrenders his or her Minotola stock certificates for exchange, such shareholder will accrue, but will not be paid, any dividends or other distributions declared after the effective time with respect to Susquehanna common stock into which any shares of Minotola common stock may have been converted. When a Minotola shareholder surrenders his or her certificates, Susquehanna will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of Minotola of any shares of Minotola common stock.

If certificates representing shares of Minotola common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Minotola common stock represented by that certificate will have been converted.

If a certificate for Minotola common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Allocation

A fixed amount of cash consideration will be paid to Minotola shareholders in the merger, so that Susquehanna will pay a cash amount equal to the product of 30% of the outstanding shares of Minotola common stock as of the third trading day prior to the effective time of the merger, reduced by the total cash amount that Susquehanna will pay to Minotola shareholders exercising dissenters’ rights under the National Bank Act and further reduced by the total cash amount that Susquehanna will pay to Minotola shareholders in lieu of fractional shares of Susquehanna common stock. As of December 15, 2005, the cash amount to be paid by Susquehanna to Minotola shareholders was estimated to be approximately $49.5 million. The remaining merger consideration will be issued in the form of shares of Susquehanna common stock. Accordingly, there is no assurance that Minotola shareholders will receive the form of merger consideration that they elect with respect to any or all shares of Minotola common stock they hold. If the elections of all of the Minotola shareholders result in an oversubscription of the available pool of cash or Susquehanna common stock, the exchange agent will allocate between the cash and shares of Susquehanna common stock to be received by Minotola shareholders in the manner described below. The aggregate amount of cash consideration available for Minotola shareholders in the merger is referred to below as the “total cash amount.”

Oversubscription of the Cash Consideration. If the aggregate cash amount that would be paid in the merger upon the conversion of the cash election shares is more than the total cash amount, then:

•	all stock election shares and no election shares will be converted into the per share stock consideration;

•	the exchange agent will then select from among the cash election shares, by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible the total cash amount;

•	all shares selected by the exchange agent through the pro rata selection process described in the point above will be converted into the per share stock consideration; and

•	the cash election shares that have not been selected by the exchange agent to be converted into the per share stock consideration will be converted into the per share cash consideration.

Oversubscription of the Stock Consideration. If the aggregate cash amount that would be paid in the merger upon the conversion of the cash election shares is less than the total cash amount, then:

•	all cash election shares will be converted into the per share cash consideration;

•	the exchange agent will then select from among the no election shares and then, if necessary, from among the stock election shares, by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible the total cash amount;

•	all shares selected by the exchange agent through the pro rata selection process described in the point above will be converted into the per share cash consideration; and

•	the stock election shares and no election shares that have not been selected by the exchange agent to be converted into the per share cash consideration will be converted into the per share stock consideration.

The allocation described above will be computed by the exchange agent within ten days after the election deadline, unless the merger has not been completed, in which case the allocation will be completed as soon as practicable after completion of the merger. The exchange agent will use an equitable pro rata allocation process to be mutually determined by Minotola and Susquehanna.

Because the United States federal income tax consequences of receiving cash, Susquehanna common stock, or both cash and Susquehanna common stock will differ, Minotola shareholders are urged to read carefully the information set forth under the caption “—Material Federal Income Tax Consequences” and to consult their tax advisors for a full understanding of the merger’s tax consequences to them. In addition, because the per share stock consideration can fluctuate in value during the election period, the economic value per share received by Minotola shareholders who receive the stock consideration may, as of the date of receipt by them, be more or less than the amount of cash consideration per share received by Minotola stockholders who receive cash consideration.

Material Federal Income Tax Consequences

The following discussion addresses the material United States federal income tax consequences of the merger to a Minotola shareholder who holds shares of Minotola common stock as a capital asset. This discussion is based upon the Internal Revenue Code of 1986, as amended, sometimes referred to as the Code, Treasury regulations promulgated under the Code, judicial authorities, published positions of the Internal Revenue Service, sometimes referred to as the IRS, and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion does not address all aspects of United States federal income taxation that may be relevant to Minotola shareholders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to Minotola shareholders subject to special treatment under the Code (including banks, tax-exempt organizations, insurance companies, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, investors in pass-through entities, Minotola shareholders who hold their shares of Minotola common stock as part of a hedge, straddle or conversion transaction, Minotola shareholders who acquired their shares of Minotola common stock as employee compensation, and holders who are not United States persons). In addition, the discussion does not address any aspect of state, local or foreign taxation. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

Minotola shareholders are urged to consult their tax advisors with respect to the particular United States federal, state, local and foreign tax consequences of the merger to them.

The closing of the merger is conditioned upon the receipt by Minotola of the opinion of Elias, Matz, Tiernan & Herrick L.L.P., counsel to Minotola, and the receipt by Susquehanna of the opinion of Morgan, Lewis & Bockius LLP, counsel to Susquehanna, each dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in those opinions (including factual representations contained in certificates of officers of Minotola and Susquehanna) which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the IRS or the courts, and neither Minotola nor Susquehanna intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.

Assuming that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, the discussion below sets forth the opinions of Morgan, Lewis & Bockius LLP and Elias, Matz, Tiernan & Herrick L.L.P. as to the material United States federal income tax consequences of the merger to Minotola shareholders. Such consequences generally will depend on whether Minotola shareholders exchange their Minotola common stock for cash, Susquehanna common stock or a combination of cash and Susquehanna common stock.

Exchange solely for cash. In general, if, pursuant to the merger, a Minotola shareholder exchanges all of his or her shares of Minotola common stock actually owned by him or her solely for cash, such holder will recognize gain or loss equal to the difference between the amount of cash received and his or her adjusted tax basis in the shares of Minotola common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the shareholder’s holding period with respect to the Minotola common stock surrendered is more than one year. If, however, a Minotola shareholder exchanges all of his or her shares of Minotola common stock actually owned by him or her solely for cash and also constructively owns shares of Minotola common stock that are exchanged for shares of Susquehanna common stock in the merger or owns shares of Susquehanna common stock actually or constructively after the merger, the cash received may be taxable to such shareholder as a dividend if the exchange is not “substantially disproportionate” with respect to such shareholder or if the exchange does not satisfy the “not essentially equivalent to a dividend” test described below, except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of such shareholder’s gain. Under current law, dividends paid to individual shareholders who are citizens or residents of the United States may qualify for a special 15-percent tax rate on “qualified dividend income” through December 31, 2008 (assuming certain holding period requirements are met). Long-term capital gains are also subject to U.S. federal income tax at a maximum rate of 15 percent. See “—Possible treatment of cash as a dividend” below.

Exchange for Susquehanna common stock. If, pursuant to the merger, a Minotola shareholder exchanges all of his or her shares of Minotola common stock actually owned by him or her solely for shares of Susquehanna common stock, such holder will not recognize any gain or loss. The aggregate adjusted tax basis of the shares of Susquehanna common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of Minotola common stock surrendered for the Susquehanna common stock, and the holding period of the Susquehanna common stock will include the period during which the shares of Minotola common stock were held by the Minotola shareholder. If a Minotola shareholder has differing bases or holding periods in respect of his or her shares of Minotola common stock, such shareholder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Susquehanna common stock received in the exchange.

Exchange for Susquehanna common stock and cash. If, pursuant to the merger, a Minotola shareholder exchanges all of his or her shares of Minotola common stock actually owned by him or her for a combination of Susquehanna common stock and cash, such shareholder generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Susquehanna common stock received pursuant to the merger over such shareholder’s adjusted tax basis in the shares of Minotola common stock surrendered) and (2) the amount of cash received pursuant to the merger. Any recognized gain generally will be long-term capital gain if the Minotola shareholder’s holding period with respect to the Minotola common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the Minotola shareholder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible treatment of cash as a dividend” below.

The aggregate tax basis of Susquehanna common stock received by a Minotola shareholder that exchanges his or her shares of Minotola common stock for a combination of Susquehanna common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Minotola common stock surrendered for Susquehanna common stock and cash, reduced by the amount of cash received by the Minotola shareholder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the Minotola shareholder on the exchange. The holding period of the Susquehanna common stock will include the holding period of the shares of Minotola common stock surrendered. If a Minotola shareholder has differing bases or holding periods in respect of his or her shares of Minotola common stock, such shareholder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Susquehanna common stock received in the exchange.

Possible treatment of cash as a dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the Minotola shareholder’s deemed percentage stock ownership of Susquehanna. For purposes of this determination, Minotola shareholders will be treated as if they first exchanged all of their shares of Minotola common stock solely for Susquehanna common stock and then Susquehanna immediately redeemed (the “deemed redemption”) a portion of such Susquehanna common stock in exchange for the cash actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if (1) the deemed redemption is “substantially disproportionate” with respect to the Minotola shareholder (and the shareholder actually or constructively owns after the deemed redemption less than 50% of voting power of the outstanding Susquehanna common stock) or (2) the deemed redemption is “not essentially equivalent to a dividend.”

The deemed redemption generally will be “substantially disproportionate” with respect to a Minotola shareholder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a Minotola shareholder will depend upon the shareholder’s particular circumstances. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must generally result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of Susquehanna. In general, such determination requires a comparison of (1) the percentage of the outstanding stock of Susquehanna that the shareholder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Susquehanna that is actually and constructively owned by the shareholder immediately after the deemed redemption. In applying the above tests, a Minotola shareholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock actually owned by the shareholder. As these rules are complex and dependent upon a Minotola shareholder’s specific circumstances, each shareholder that may be subject to these rules should consult his or her tax advisor. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if such shareholder has a relatively minor reduction in such shareholder’s percentage stock ownership under the above analysis.

Backup Withholding. If a Minotola shareholder receives cash in exchange for surrendering shares of Minotola common stock, the shareholder may be subject to backup withholding at a rate of 28% if the shareholder is a non-corporate United States person and (i) fails to provide an accurate taxpayer identification number; (ii) is notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax returns or (iii) in certain circumstances, fails to comply with applicable certification requirements. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s United States federal income tax liability provided that the shareholder furnishes the required information to the IRS.

The foregoing discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger. In addition, the discussion does not address tax consequences that may vary with, or are contingent on, a Minotola shareholder’s individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, Minotola shareholders are strongly urged to consult with their tax advisors to determine the particular United States federal, state, local and foreign income and other tax consequences to them of the merger.

Employee Benefit Plans

Employee Benefit Plans. Following the effective time of the merger, employees of Minotola and its subsidiaries will be eligible to participate in those benefit plans of Susquehanna or its subsidiaries in which similarly situated employees of Susquehanna or its subsidiaries participate, to the same extent that similarly situated employees of Susquehanna or its subsidiaries participate; provided, however, that until the first anniversary after the effective date of the merger, Susquehanna may instead arrange for employees of Minotola and its subsidiaries to continue to participate in the employee benefit plans of Minotola and its subsidiaries on a basis that is no less favorable to such employees of Minotola and its subsidiaries than those plans under which they participated immediately prior to the effective time of the merger. After the effective time of the merger, Susquehanna may elect not to provide to employees of Minotola and its subsidiaries any benefits which are not then provided by Susquehanna or its subsidiaries to its own employees immediately prior to the effective time of the merger. In the case of benefits that are provided to employees of Susquehanna and its subsidiaries as of the effective time of the merger but are not provided by Minotola or its subsidiaries to its employees prior to the effective time of the merger, then Susquehanna will, as soon as possible, and in no event later than one year after the effective time of the merger, include the employees of Minotola and its subsidiaries in the plans of Susquehanna under which such additional benefits are available.

With respect to each employee benefit plan of Susquehanna and its subsidiaries for which length of service is taken into account for any purpose, service with Minotola or any of its subsidiaries will be treated as service with Susquehanna for purposes of determining eligibility to participate, vesting and entitlement to benefits, including severance benefits and vacation entitlements (but not for accrual of defined benefit pension benefits). Such length of service will also be taken into account for purposes of satisfying waiting periods, evidence of insurability requirements or the application of any pre-existing condition limitations. In addition, each plan of Susquehanna and its subsidiaries will waive pre-existing condition limitations to the same extent waived under the applicable Minotola plan. Such employees will also be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the relevant plan of Susquehanna and its subsidiaries.

Severance Payments; Change of Control Retention Plan. Under the terms of the merger agreement, any person who was serving as an employee of Minotola as of November 14, 2005 whose employment is discontinued by Susquehanna or SPB within one year after the effectiveness of the merger (unless termination of such employment is for cause) shall be entitled to a severance payment from Susquehanna equal in amount to two weeks’ base pay for each full year such employee was employed by Minotola, subject to a minimum of four weeks’ severance and a maximum of 26 weeks’ severance. “Cause” means termination because of the employee’s personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties or willful violation of any law, rule, or regulation (other than traffic violations or similar offenses). The merger agreement also permits Minotola to pay cash retention bonuses up to an aggregate amount of $200,000 to employees of Minotola and its subsidiaries who are selected by the chief executive officer of Minotola with the prior approval of Susquehanna in order to help retain key employees through the effectiveness of the merger and for a specified period thereafter.

Treatment of Minotola Stock Bonus Plan Shares

Acceleration of Vesting of Stock Bonus Plan Shares. All restricted shares of Minotola common stock granted under Minotola’s stock bonus plan will vest and become unrestricted immediately upon the merger. As of December 15, 2005, there were 505 unvested shares of common stock outstanding under to the stock bonus plan that will be subject to accelerated vesting. Additionally, the merger agreement permits Minotola to issue up to ten additional shares pursuant to the plan prior to the effective time of the merger.

Interests of Certain Persons in the Merger

In considering the recommendation of the Minotola board of directors that Minotola shareholders vote in favor of approval of the merger agreement, Minotola shareholders should be aware that certain Minotola executive officers and directors have interests in the merger that may be different from, or in addition to, their interests as shareholders of Minotola. Minotola’s board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

Indemnification and insurance. Susquehanna and Minotola have agreed in the merger agreement that, from and after the effective time of the merger, Susquehanna will indemnify and hold harmless each present and former director and officer of Minotola or any of its subsidiaries against any losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, pertaining or relating to the merger agreement or such person’s position as a former director or officer of Minotola. Susquehanna has also agreed in the merger agreement that, for a period of three years after the effective time of the merger, it will cause the former directors and officers of Minotola to be covered by a directors’ and officers’ insurance policy maintained by Susquehanna, subject to certain deductibles and maximum cost limits.

Executive officers of surviving bank. Upon completion of the merger and receipt of all required approvals, Susquehanna intends to appoint Dennis W. DiLazzero, the current President and Chief Executive Officer of Minotola, to serve as chief operating officer of SPB. Susquehanna also intends to appoint William R. Plick, the current Executive Vice President and Senior Loan Officer of Minotola, to serve as Executive Vice President and Regional Lending Head, Minotola Region, of SPB.

Susquehanna board of directors. Susquehanna has agreed in the merger agreement that as of the effective time of the merger, it will increase the size of its board of directors by one member, and as of the effective time, Susquehanna will appoint Michael A. Morello to fill the resulting vacancy on Susquehanna’s board. In the event that Mr. Morello is unable to serve in such position, Susquehanna has agreed to consult with Michael D. Capizola and Dennis W. DiLazzero to designate a current member of the board of directors of Minotola to the Susquehanna board in his stead.

SPB board of directors. Susquehanna has agreed in the merger agreement that as of the effective time of the merger of Minotola with and into SPB, the board of directors of SPB will be expanded by two members, and as of the effective time, Susquehanna will designate Michael D. Capizola and Dennis W. DiLazzero to fill the resulting vacancies on SPB’s board. In the event that either of Messrs. Capizola or DiLazzero is unable to serve in such position, Susquehanna has agreed to consult with Messrs. Morello, Capizola and DiLazzero, as appropriate, to designate a current member of the board of directors of Minotola to the SPB board in his stead.

Treatment of unvested common stock under Minotola’s stock bonus plan. Under the terms of the merger agreement, all unvested Minotola restricted common stock awards outstanding under the Minotola stock bonus plan immediately prior to the effective time of the merger will become vested. As of December 15, 2005, Dennis DiLazzero and William Plick, who are directors and executive officers of Minotola, held 300 unvested shares of common stock pursuant to the stock bonus plan.

The following table sets forth for each of Messrs. DiLazzero and Plick information concerning the number of unvested shares of Minotola common stock that are subject to accelerated vesting as a result of the merger, and the date such awards would vest in the absence of a merger.

Name	Number of Shares Subject to Accelerated Vesting	Date Award Would Vest Absent Merger
Dennis W. DiLazzero	35	9/29/05
President and Chief Executive Officer	35	10/03/06
	35	10/03/07
	35	9/18/08
	35	9/02/09

William R. Plick	25	10/20/06
Executive Vice President and Senior Loan Officer	25	10/17/07
	25	11/13/08
	25	10/14/09
	25	9/29/10

Merger Completion Bonus; Execution of New Employment Agreements. In connection with the merger, SPB has entered into new employment agreements with Dennis W. DiLazzero and William R. Plick.

Dennis W. DiLazzero. Under the terms of the new employment agreement, Mr. DiLazzero will become the Chief Operating Officer of SPB, effective as of the effective time of the merger. The term of the agreement is three years. Under the agreement, upon consummation of the merger, Mr. DiLazzero will receive a one-time bonus of $322,000. It is also expected that under the new employment agreement, Mr. DiLazzero will receive an annual base salary of $250,000, which may be increased from time to time in SPB’s discretion, accompanied by a guaranteed bonus of $50,000 for 2006 and subsequent annual bonuses as determined in SPB’s discretion.

The employment agreement obligates SPB to provide employee benefits to Mr. DiLazzero, including paid vacation, automobile, group term life insurance, medical and health insurance for Mr. DiLazzero and his family, disability pay and eligibility to participate in all other pension and benefit plans available to employees of SPB generally.

Upon termination of Mr. DiLazzero’s employment without cause or if he voluntarily quits as a result of an adverse change in his circumstances, Mr. DiLazzero is entitled to (i) a lump sum payment equal to his then current monthly salary multiplied by the number of remaining months under the employment term (or, if greater, 12 months); (ii) any pension benefits that would have accrued through the remainder of the employment term; and (iii) all other employee benefits under the employment agreement had Mr. DiLazzero remained an employee for the remainder of the employment term.

Mr. DiLazzero’s employment agreement also includes a non-compete provision, which is applicable during the term of the agreement and following termination of the agreement by SPB for cause or by Mr. DiLazzero, but not after SPB gives notice of termination without cause. The non-compete will extend for the later of one year after termination of the agreement or the end of the period during which Mr. DiLazzero is receiving any compensation or benefits from SPB. The non-compete provision has a geographic limit of a 25 mile radius from any office or facility of Susquehanna or any of its affiliates and will extend to any business engaged in by Susquehanna or any of its affiliates. In addition, for a period of two years following termination of Mr. DiLazzero’s agreement for any reason, Mr. DiLazzero will be prohibited from soliciting Susquehanna employees and customers within 100 miles of any office or facility of Susquehanna or any of its affiliates for any reason.

If any payment under the employment agreement would be subject to excise tax under Section 4999 of the Code, then Mr. DiLazzero also will be entitled to receive gross-up payments equal to the amount necessary to place Mr. DiLazzero in the same after-tax position as if no excise taxes had been imposed.

William R. Plick. Under the terms of the new employment agreement, Mr. Plick will become the Executive Vice President and Regional Lending Head, Minotola Region, of SPB, effective as of the effective time of the merger. The term of the agreement is three years. Under the agreement, upon consummation of the merger, Mr. Plick will receive a one-time bonus of $50,000. It is also expected that under the new employment agreement, Mr. Plick will receive an annual base salary of $180,000, which may be increased from time to time in SPB’s discretion, and subsequent annual bonuses as determined in SPB’s discretion.

The employment agreement obligates SPB to provide employee benefits to Mr. Plick, including paid vacation, automobile, group term life insurance, medical and health insurance for Mr. Plick and his family, disability pay and eligibility to participate in all other pension and benefit plans available to employees of SPB generally.

Upon termination of Mr. Plick’s employment without cause or if he voluntarily quits as a result of an adverse change in his circumstances, Mr. Plick is entitled to (i) a lump sum payment equal to his then current monthly salary multiplied by the number of remaining months under the employment term (or, if greater, 12 months); (ii) any pension benefits that would have accrued through the remainder of the employment term; and (iii) all other employee benefits under the employment agreement had Mr. Plick remained an employee for the remainder of the employment term.

Mr. Plick’s employment agreement also includes a non-compete provision, which is applicable during the term of the agreement and following termination of the agreement by SPB for cause or by Mr. Plick, but not after SPB gives notice of termination without cause. The non-compete will extend for the later of one year after termination of the agreement or the end of the period during which Mr. Plick is receiving any compensation or benefits from SPB. The non-compete provision has a geographic limit of a 25 mile radius from any office or facility of Susquehanna or any of its affiliates and will extend to any business engaged in by Susquehanna or any of its affiliates. In addition, for a period of two years following termination of Mr. Plick’s agreement for any reason, Mr. Plick will be prohibited from soliciting Susquehanna employees and customers within 100 miles of any office or facility of Susquehanna or any of its affiliates for any reason.

If any payment under the employment agreement would be subject to excise tax under Section 4999 of the Code, then Mr. Plick also will be entitled to receive gross-up payments equal to the amount necessary to place Mr. Plick in the same after-tax position as if no excise taxes had been imposed.

Restrictions on Resales by Affiliates

Shares of Susquehanna common stock to be issued to Minotola shareholders in the merger have been registered under the Securities Act of 1933 and may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of Minotola. Any transfer of shares, however, by any person who is an affiliate of Minotola at the time the merger agreement is submitted for a vote by Minotola shareholders will, under existing law, require either:

•	the further registration under the Securities Act of the Susquehanna common stock to be transferred,

•	compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances, or

•	the availability of another exemption from registration.

An “affiliate” of Minotola is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Minotola. These restrictions generally are expected to apply to the directors and executive officers of Minotola and the holders of 10% or more of Minotola common stock. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Susquehanna will give stop transfer instructions to its transfer agent with respect to the shares of Susquehanna common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended. If any person who is an affiliate of Minotola becomes an affiliate of Susquehanna, such person may only transfer shares in a manner permitted by Rule 144 promulgated under the Securities Act.

Minotola has agreed in the merger agreement to use its reasonable efforts to cause each person who is an affiliate of Minotola for purposes of Rule 145 under the Securities Act to deliver to Susquehanna a written agreement intended to ensure compliance with the Securities Act.

Fractional Shares

Susquehanna will not issue fractional shares in the merger. Instead, a cash payment will be paid in an amount equal to the product of (i) the fractional part of a share of Susquehanna common stock multiplied by (ii) $24.00.

Effective Time

The merger will become effective at such time as the later of the following has occurred: (i) a short-form bank merger agreement between SPB and Minotola prepared in accordance with the New Jersey Banking Act of 1948, as amended, and an accompanying certification required by Section 137 of the New Jersey Banking Act are filed with the Department of Banking and Insurance of the State of New Jersey or (ii) at a later time as specified in that certified bank merger agreement.

We anticipate that the merger will be completed during the second quarter of 2006. However, completion of the merger could be delayed if there is a delay in satisfying any conditions to the merger. There can be no assurances as to whether, or when, Susquehanna, SPB and Minotola will complete the merger. If the merger is not completed on or before September 30, 2006, either Susquehanna or Minotola may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants in the merger agreement. See “—Conditions to the Completion of the Merger” and “—Regulatory Approvals Required for the Merger” below.

Conditions to the Completion of the Merger

Completion of the merger is subject to various conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

The respective obligations of Susquehanna and Minotola to complete the merger are subject to the following conditions:

•	approval of the merger agreement by Minotola shareholders;

•	receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

•	absence of any order, decree or injunction of a court or agency of competent jurisdiction which prohibits the completion of the merger;

•	absence of any statute, rule or regulation which prohibits, restricts or makes illegal completion of the merger;

•	effectiveness of the registration statement of which this proxy statement/prospectus is a part, and relating to the registration of the shares of Susquehanna common stock to be issued in the merger;

•	approval by The NASDAQ National Market of listing of the shares of Susquehanna common stock to be issued in the merger;

•	accuracy of the other party’s representations and warranties contained in the merger agreement as of the dates specified in that agreement, except, in the case of most of those representations and warranties, where the failure to be so accurate would not have a “material adverse effect” on the party making those representations and warranties (see “—Representations and Warranties” below), and the performance by the other party of its obligations contained in the merger agreement in all material respects;

•	the receipt by each party of an opinion of its counsel substantially to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;

•	the absence of any pending proceeding by any government entity seeking an injunction to prevent the merger; and

•	in the case of Susquehanna’s obligation to complete the merger, the exercise by fewer than 10% of the Minotola shareholders of their statutory dissenters’ rights under the National Bank Act.

Representations and Warranties

Each of Minotola and Susquehanna has made representations and warranties to the other in the merger agreement as to, among other things:

•	corporate existence, good standing and qualification to conduct business;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	capital structure;

•	governmental and third-party consents necessary to complete the merger;

•	absence of any violation of agreements or law or regulation as a result of the merger;

•	compliance with laws;

•	financial statements;

•	absence of material adverse changes;

•	agreements with regulatory agencies and regulatory approvals;

•	receipt of a fairness opinion from its financial advisor;

•	fees payable to financial advisors in connection with the merger; and

•	tax matters.

Susquehanna has also made representations and warranties to Minotola with respect to (i) the availability of sufficient cash and cash equivalents on hand to finance the merger, and (ii) the accuracy of its SEC filings.

Minotola has also made representations and warranties to Susquehanna with respect to:

•	bank regulatory filings;

•	environmental matters;

•	employee benefit matters;

•	loan portfolio status;

•	properties;

•	material contracts;

•	absence of legal proceedings and regulatory actions;

•	effectiveness of insurance policies; and

•	the inapplicability of state anti-takeover laws.

The term “material adverse effect” as used in the merger agreement, means, with respect to Susquehanna or Minotola, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its subsidiaries taken as a whole, or (ii) the ability of such party and its subsidiaries to effect the transactions contemplated under the merger agreement. In determining whether a material adverse effect has occurred or is likely, the parties will disregard any effects resulting from any of the following:

•	changes in banking or similar laws, rules or regulations or interpretations thereof by courts or governmental authorities;

•	changes in generally accepted accounting principles or regulatory accounting principles that apply to banks, thrifts or their holding companies generally;

•	changes attributable to or resulting from general economic conditions, including changes in the prevailing level of interest rates;

•	any action or omission of either party or their subsidiaries taken in accordance with the terms of the merger agreement or with the prior consent of the other party; or

•	any expenses incurred by a party in connection with the merger agreement and the transactions contemplated by the merger agreement.

Conduct of Business Pending the Merger

Minotola has agreed, during the period from the date of the merger agreement to the completion of the merger (except as expressly provided in the merger agreement and except as otherwise consented to by Susquehanna), to conduct its business in the ordinary course consistent with past practice.

In addition, each of the parties has agreed that it will not, and will not permit any of its subsidiaries to, without the prior consent of the other party:

•	take any action that is intended or may reasonably be expected to result in any of that party’s representations and warranties being or becoming untrue, or in any conditions to the merger not being satisfied;

•	take any action or enter into any agreement that would reasonably be expected to jeopardize or materially delay the receipt of any requisite regulatory approval;

•	declare or pay any dividends on, or make other distributions in respect of its capital stock, other than, in the case of Minotola, Minotola’s normal quarterly dividend not in excess of $16.00 per share, and, in the case of Susquehanna, other than its current quarterly dividend, the amount of which may be increased consistent with past practice; or

•	take or cause to be taken any action which would reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Minotola has agreed to additional covenants that place restrictions on the conduct of business of Minotola and its subsidiaries, including specific covenants providing that Minotola and its subsidiaries will not, without the prior consent of Susquehanna:

•	amend its articles of incorporation, bylaws or other similar governing documents;

•	repurchase, redeem or otherwise acquire any shares of capital stock of Minotola or any of its subsidiaries or securities convertible into such stock, except for the acquisition of certain shares held in trust accounts or for debts previously contracted;

•	except as required by generally accepted accounting principles or regulatory accounting principles, change its methods of accounting in effect as of December 31, 2004; or

•	split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, or in lieu of or in substitution for shares of its capital stock, or issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into, or any rights or options to acquire, any such shares, except for the issuance of up to ten shares of Minotola common stock pursuant to Minotola’s stock bonus plan;

•	enter into any new line of business;

•	other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, engage in any repurchase transactions, guarantee or otherwise become responsible for the obligations of any third party;

•	acquire or agree to acquire any business or any corporation, partnership or other business organization or division of any of those organizations, or acquire any equity interests or assets, other than in connection with foreclosures, settlements in lieu of foreclosures or troubled loan or debt restructurings in the ordinary course of business consistent with past practice;

•	make any capital expenditures, other than in the ordinary course of business or as necessary to maintain existing assets in good repair;

•	except as required by applicable law or as required to maintain qualification pursuant to the Code, adopt, amend or terminate any employee benefit plan or any agreement, arrangement, plan or policy between Minotola or any of its subsidiaries and any of its current or former directors, officers or employees (including, without limitation, any retention, stay bonus, severance or change of control agreement, arrangement, plan or policy) except for certain retention and ordinary course bonus payments described above (see “—Employee Benefit Plans-Severance Payments; Change of Control Retention Plan”);

•

except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement in effect as of the date of the merger agreement;

•	sell, purchase, enter into a lease, relocate, open or close any banking office or file any application pertaining to such action with any regulatory agency;

•	change its existing deposit policy, incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practice, or accept any brokered deposit having a maturity longer than 365 days;

•	change any of its commercial or consumer loan policies, including credit underwriting criteria, or make any material exceptions thereto;

•	purchase any mortgage loan servicing rights;

•	other than in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements; or

•	create, renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for property or services other than the renewal in the ordinary course of business of any lease term which expires before the completion of the merger.

Additional Agreements

Susquehanna and Minotola have agreed to the following additional agreements under the merger agreement:

•	to prepare and file promptly with the SEC this proxy statement/prospectus and the registration statement on Form S-4 of which this proxy statement/prospectus is a part;

•	to use their reasonable best efforts to have the registration statement on Form S-4 declared effective under the Securities Act as promptly as practicable after such filing;

•	to mail this proxy statement/prospectus to Minotola’s shareholders;

•	to furnish to each other upon request all information, including written communications received by Susquehanna or Minotola, concerning Susquehanna and Minotola, as applicable, and their respective subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this proxy statement/prospectus or any other document to be delivered in connection with the merger agreement;

•	to make available to Susquehanna or Minotola, as applicable, and to cause each of its respective subsidiaries to make available during normal business hours its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and any other information as such party may reasonably request;

•	in the case of Minotola, to take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders to be held as soon as is reasonably practicable after the date on which the registration statement of which this document is a part becomes effective for the purpose of voting upon the approval of the merger agreement and the consummation of the transactions contemplated by the merger agreement;

•	in the case of Minotola, to recommend to its shareholders approval of the merger agreement and the transactions contemplated by the merger agreement, subject to the fiduciary duties of the Minotola board of directors, and subject to the right of Minotola and its board of directors to take action permitted under the merger agreement with respect to a superior proposal;

•	to take all actions necessary to comply with all legal requirements under the merger agreement and the transactions contemplated by the merger agreement, including obtaining appropriate consents and other authorizations, and to cause each of its respective subsidiaries to do the same;

•	to have Susquehanna, or its successors and assigns, as applicable, indemnify Minotola, including its directors, officers, employees and subsidiaries, after the effective time of the merger with respect to actions against them for losses, claims, damages, liabilities, costs and expenses arising in whole or in part out of, or pertaining to, (i) the fact that such person was a director, officer or employee of Minotola or its subsidiaries or (ii) the merger agreement or any of the transactions contemplated by the merger agreement; except that Susquehanna will not be required to indemnify such parties if the loss, claim, damage, liability, cost or expense arose out of or resulted from the gross negligence, willful misconduct or criminal acts of such party;

•	to coordinate with the other party regarding the declaration of any dividends in respect of Susquehanna common stock or Minotola common stock and the record dates and payment dates relating to the same;

•	to execute a merger agreement and an accompanying certification conforming to the requirements of the New Jersey Banking Act for the purposes of filing with the New Jersey Department of Banking and Insurance in order to effect the merger;

•	to appoint Michael A. Morello (or another member of Minotola’s current board of directors) to the Susquehanna board of directors upon the effectiveness of the merger; and

•	to appoint Dennis W. DiLazzero and Michael D. Capizola (or other members of Minotola’s current board of directors) to the SPB board of directors upon the effectiveness of the merger.

No Solicitation by Minotola

Minotola has agreed that it will not, and it will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, affiliates or representatives to, directly or indirectly, except with respect to the transactions contemplated by the merger agreement:

•	initiate, solicit, encourage or facilitate any inquiries;

•	enter into or participate in any discussions or negotiations with, furnish information relating to Minotola or any of its subsidiaries or afford access to the business, properties, assets, books or records of Minotola or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by a third party;

•	approve, endorse or recommend; or

•	enter into a any letter of intent or similar document or any contract, agreement or commitment;

relating to the following:

•	a tender offer or exchange offer, or proposal for a merger, acquisition of all of the stock or assets of, or other business combination, involving Minotola or its subsidiaries; or

•	the acquisition of a substantial equity interest in, or substantial portion of the assets of, Minotola or any of its subsidiaries.

In this discussion, any offer or proposal of the type described in any of the above points is referred to as an “acquisition proposal.”

In addition, Minotola has agreed that it will not, and it will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, affiliates or representatives to, directly or indirectly:

•	fail to make, withdraw or modify in a manner adverse to Susquehanna, its recommendation to its shareholders to approve the merger agreement, except to the extent otherwise permitted and described below; or

•	grant any waiver or release under any standstill agreement with respect to any class of equity securities of Minotola.

The board of directors of Minotola may, however, provide confidential information to, or enter into discussion or negotiations with, a third party in connection with a superior proposal (as defined below).

The term “superior proposal,” as defined under the merger agreement, means any bona-fide, unsolicited written acquisition proposal made by a person other than Susquehanna, which the Minotola board of directors in good faith concludes, after consultation with its financial advisors and outside counsel, taking into account, among other things, all fees, expense reimbursement provisions, conditions and all legal, financial, regulatory and other aspects of the proposal and the person making the proposal:

•	is more favorable to shareholders (in their capacities as shareholders) than the transactions contemplated by the merger agreement with Susquehanna and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Minotola board; and

•	is reasonably capable of being completed.

However, prior to providing confidential information to, or entering into discussion or negotiations with, the other party in connection with a superior proposal, the Minotola board of directors must determine after consultation with counsel that failure to take such action would breach the directors’ duties under applicable law. In addition, Minotola must execute a confidentiality agreement with the other party, with terms no less favorable than those under Minotola’s confidentiality agreements with Susquehanna, and must advise Susquehanna of the requests for such information and the material terms and conditions relating to that other party’s superior proposal at least 72 hours prior to providing such information or engaging in discussions or negotiations with the third party.

Minotola also may, in order to accept a superior proposal, withdraw or modify in a manner adverse to Susquehanna its recommendation to its shareholders to approve the merger agreement.

Regulatory Approvals Required for the Merger

Completion of the merger is subject to the prior receipt of all consents or approvals of, or the provision of notices to federal and state authorities required to complete the merger of SPB and Minotola, except to the extent that a regulatory agency may waive any such requirement.

Susquehanna and Minotola have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the merger. These approvals include approval from the Board of Governors of the Federal Reserve System and the New Jersey Department of Banking and Insurance. The merger cannot proceed in the absence of these required regulatory approvals.

Susquehanna and Minotola are not aware of any material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described in this document and compliance with the applicable provisions of the Bank Merger Act, the National Bank Act and the New Jersey Banking Act. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions.

Federal Reserve Board. Under the merger agreement, Minotola will merge with and into SPB. The merger is subject to the prior approval of the Board of Governors of the Federal Reserve System, under the Bank Merger Act. The Federal Reserve Board may not approve the merger if:

•	it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•	the effect of the merger, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade, unless the Federal Reserve Board finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

In every case, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company or companies and the banks concerned and the convenience and needs of the communities to be served and the effectiveness of the merger parties in combating money laundering activities. Under the Community Reinvestment Act of 1977, the Federal Reserve Board also must take into account the record of performance of each applicant bank in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by such bank. Applicable regulations require publication of notice of an application for approval of the merger and an opportunity for the public to comment on the application in writing and to request a hearing. If approved by the Federal Reserve Board, the transaction generally may not be completed until the thirtieth day after the date of such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds. In the absence of adverse comment on the transaction on competitive grounds from the U.S. Department of Justice, the Federal Reserve Board may reduce the waiting period to 15 days.

State Approvals and Notices. The merger is subject to the prior approval of the New Jersey Department of Banking and Insurance under Section 136 of the New Jersey Banking Act. In determining whether to approve the merger, the Commissioner of the New Jersey Department of Banking and Insurance shall not withhold his approval unless he shall find that the merger agreement contains provisions which do not conform to the New Jersey Banking Act or that the merger will not be in the public interest.

Termination of the Merger Agreement

General. The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by the shareholders of Minotola in any of the following ways:

•	by mutual consent of Susquehanna and Minotola;

•	by either Susquehanna or Minotola, 30 days after the date on which any application for a required regulatory approval is denied or is withdrawn at the request of the governmental entity which must grant that approval, unless within the 30-day period following a denial or withdrawal a petition for rehearing or an amended application has been filed with that governmental entity; except that no party may so terminate the merger agreement if a denial or request for withdrawal is a result of the failure of that party to perform or observe its covenants contained in the merger agreement;

•	by either Susquehanna or Minotola, if any governmental entity has issued a final nonappealable order enjoining or otherwise prohibiting the merger;

•	by either Susquehanna or Minotola, if the merger is not completed on or before September 30, 2006, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements contained in the merger agreement;

•	by either Susquehanna or Minotola, if (i) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (ii) there has been a material breach of any of the representations or warranties of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to breaches of representations and warranties described above under “—Conditions to Completion of the Merger;”

•	by either Susquehanna or Minotola if (i) the terminating party is not then in material breach of any representation, warranty, covenant or agreement contained in the merger agreement, and (ii) there has been a material breach of any of the covenants or agreements of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger;

•	by either Susquehanna or Minotola, if (i) in the case of a termination by Minotola, Minotola is not then in material breach of its obligations under the merger agreement regarding shareholder approval, except as otherwise permitted with respect to a superior proposal and (ii) the approval of the shareholders of Minotola required for completion of the merger is not obtained, after all reasonable efforts, at the special meeting to be held by Minotola, or at any adjournment or postponement thereof;

•	by Susquehanna if (i) the Minotola board of directors, in order to accept a superior proposal, withdraws or modifies in a manner adverse to Susquehanna its recommendation to its shareholders to approve the merger agreement, or (ii) prior to acceptance for payment of Minotola common stock, any person or group becomes the beneficial owner of at least 20% of the outstanding Minotola common stock; or

•	by Minotola, if the price of Susquehanna common stock declines below certain levels established by formulas set forth in the merger agreement, and as described in the following paragraphs.

Price-based termination. According to the terms of the merger agreement, Minotola has the right to terminate the merger if both of the following conditions are satisfied:

(1)	the average closing price of Susquehanna common stock as reported on The NASDAQ National Market for the 20 consecutive trading days ending on the third calendar day immediately prior to the effective date of the merger is less than $19.20, and

(2)	the “Susquehanna Ratio” is less than the “Bank Index Ratio.”

•	“Susquehanna Ratio” is the amount obtained by dividing the average of the last reported sale prices per share of Susquehanna common stock as reported on The NASDAQ National Market during the 20-day valuation period by $24.00.

•	“Bank Index Ratio” is the amount obtained by dividing the closing price of The NASDAQ Bank Index on the third calendar day immediately prior to the effective date of the merger by $3,170.45 (which was the closing price of The NASDAQ Bank Index on November 11, 2005), and subtracting 0.20 from that quotient.

In order to exercise this termination right, Minotola would have to give prompt written notice to Susquehanna at any time during the two-day period ending on the day the merger would otherwise become effective. During the two-day period beginning with its receipt of Minotola’s notice, Susquehanna will have the option to avoid termination by electing to increase the total stock consideration and/or the total cash consideration in a manner such that the conditions in either clause (1) or (2) immediately above will be deemed not to exist.

•	The condition set forth in clause (1) above will be deemed not to exist if the stock consideration for each Minotola share and/or the cash consideration for each Minotola share is increased so that the per share consideration after the increase is not less than 86% of the per share consideration calculated by using $24.00 in lieu of the average closing price per share of Susquehanna common stock as referred to above; and

•	The condition set forth in clause (2) above will be deemed not to exist if the stock consideration for each Minotola share and/or the cash consideration for each Minotola share is increased so that the Adjusted Susquehanna Ratio is not less than the Bank Index Ratio. The term “Adjusted Susquehanna Ratio” means the number obtained by dividing (x) the sum of (i) the average closing price as referred to above, plus (ii) the quotient obtained by dividing the aggregate increase in transaction value resulting from an increase in the per share stock consideration and/or per share cash consideration by the product of (A) the total number of shares of Minotola common stock outstanding on the third calendar day immediately prior to the effective date, multiplied by (B) 134 (which is the initial exchange ratio) and by (C) 70% (which is the percentage of the merger consideration offered as stock of Susquehanna), by (y) $24.00.

The description in this section of Minotola’s right to terminate the merger agreement because of a decline of Susquehanna’s stock price is not complete and is qualified in its entirety by reference to the specific provisions of the merger agreement.

It is not possible to know whether the price-based termination right will be triggered until after the third calendar day immediately prior to the effective date of the merger. The Minotola board has made no decision as to whether it would exercise its right to terminate the merger agreement if the termination right were triggered. In considering whether to exercise its termination right, the Minotola board of directors would, consistent with its fiduciary duties, take into account all relevant facts and circumstances that exist at that time and would consult with its financial advisors and legal counsel. If Minotola’s shareholders approve the merger agreement at the special meeting and afterward the price-based termination right is triggered, the Minotola board of directors will have the authority, consistent with its fiduciary duties, to elect either to complete the merger, whether or not there is any increase in the total stock consideration and/or the total cash consideration and without any further action by or re-solicitation of the shareholders of Minotola, or to terminate the merger agreement.

Termination Fee. Minotola must pay Susquehanna a termination fee of $7 million if:

•	Susquehanna terminates the merger agreement because Minotola (i) breaches its covenants relating to non-solicitation as described above under “—No Solicitation by Minotola,” or (ii) fails to recommend the merger to its shareholders or withdraws or adversely modifies its recommendation of the merger (except to accept a superior proposal);

•	Susquehanna terminates the merger agreement because (i) Minotola’s board of directors, in order to accept a superior proposal, withdraws or adversely modifies its recommendation of the merger, or (ii) a third party becomes the beneficial owner of at least 20% of the outstanding Minotola common stock; or

•	Minotola receives a third party acquisition proposal prior to termination of the merger agreement, fails to consummate the merger by September 30, 2006, and any of the following events occurs within twelve months following such termination:

•	Minotola merges with a third party;

•	the third party directly or indirectly acquires more than 50% of the total assets or outstanding common stock of Minotola; or

•	Minotola institutes a plan of liquidation, recapitalization or share repurchase relating to more than 50% of its outstanding common stock or pays an extraordinary dividend relating to more than 50% of its outstanding common stock.

Minotola agreed to this termination fee arrangement in order to induce Susquehanna to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Minotola.

Effect of Termination. If the merger agreement is terminated, it will become void and there will be no liability on the part of Susquehanna or Minotola or their respective officers or directors, except that:

•	any termination will be without prejudice to the rights of any party arising out of the willful breach by the other party of any provision of the merger agreement;

•	certain provisions of the merger agreement relating to the payment of fees and expenses and the confidential treatment of information will survive the termination; and

•	except as otherwise provided by the merger agreement, Susquehanna and Minotola each will bear its own expenses in connection with the merger agreement and the transactions contemplated by the merger agreement.

Extension, Waiver and Amendment of the Merger Agreement

Extension and Waiver. At any time prior to the completion of the merger, each of Susquehanna and Minotola may, to the extent legally allowed:

•	extend the time for the performance of the obligations under the merger agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement; and

•	waive the other party’s compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.

Amendment. Subject to compliance with applicable law, Susquehanna and Minotola may amend the merger agreement at any time before or after approval of the merger agreement by Minotola shareholders. However, after approval of the merger agreement by Minotola shareholders, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the Minotola shareholders except as contemplated by the merger agreement.

NASDAQ Listing

Susquehanna common stock is listed on The NASDAQ National Market. Susquehanna has agreed to use its reasonable best efforts to cause the shares of Susquehanna common stock to be issued in the merger to be listed on The NASDAQ National Market. It is a condition of the merger that those shares be listed on The NASDAQ National Market.

Expenses

The merger agreement provides that each of Susquehanna and Minotola will pay its own expenses in connection with the transactions contemplated by the merger agreement.

Shareholder Agreements

The following discussion describes the material provisions of the shareholder agreements. We urge you to read the form of the shareholder agreement, which is attached as Annex D and incorporated by reference into this document, carefully and in its entirety.

In connection with the execution of the merger agreement, and as a condition to Susquehanna’s willingness to enter into the merger agreement, Minotola shareholders owning in the aggregate 30,774 shares of Minotola common stock (representing approximately 60.16% of Minotola’s outstanding common stock) have entered into shareholder agreements with Susquehanna.

Under the shareholder agreements, each such shareholder has agreed, with respect to the shares of Minotola common stock controlled by him or her, not to exercise his or her dissenters’ rights, and that at any meeting of the Minotola shareholders in relation to the merger agreement and transactions contemplated by the merger agreement and at the special shareholders’ meeting or any other meeting or action of Minotola shareholders called in relation to such matters, he or she shall vote or cause to be voted such shares as follows:

•	in favor of the merger, the execution and delivery by Minotola of the merger agreement and the adoption and approval of the merger agreement and the terms thereof, in favor of each of the other actions contemplated by the merger agreement and in favor of any action in furtherance of any of the foregoing;

•	against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Minotola in the merger agreement; and

•	against the following actions (other than the merger and the transactions contemplated by the merger agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Minotola or any subsidiary of Minotola; (B) any sale, lease or transfer of a material portion of the rights or other assets of Minotola or any subsidiary of Minotola; (C) any reorganization, recapitalization, dissolution or liquidation of Minotola or any subsidiary of Minotola; (D) any change in the individuals who serve as members of the board of directors of Minotola; (E) any amendment to Minotola’s articles of association or bylaws; (F) any material change in the capitalization of Minotola or Minotola’s corporate or banking association structure; and (G) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the merger agreement.

The shareholders executing shareholder agreements have also given certain officers of Susquehanna irrevocable proxies to vote such shareholders’ shares in accordance with the terms set forth above at the Minotola shareholders’ meeting. The agreements also contain restrictions on the ability of such shareholders to sell, transfer, assign, pledge, hypothecate or otherwise dispose of their shares prior to the termination of the shareholder agreement. The shareholder agreements will terminate upon the earlier of the effective time of the merger or the termination of the merger agreement.

Dissenters’ Rights

In General. Under national banking laws, Minotola shareholders have the right to dissent from the merger and to obtain payment of the value of their shares of Minotola common stock in the event the merger is completed. If you are contemplating exercising your right to dissent, we urge you to read carefully the provisions of 12 U.S.C. Section 214a of the National Bank Act, which is attached as Annex E. A discussion of the provisions of the statute is included here. The discussion describes the steps that you must take if you want to exercise your right to dissent. You should read this summary and the full text of the law. You should send or deliver any written notice or demand required concerning your exercise of dissenters’ rights to the attention of Susquehanna Bancshares, Inc., Vice President—Shareholder Relations, 26 North Cedar Street, Lititz, Pennsylvania 17543.

How to Be Eligible For Dissenters’ Rights. To be eligible for dissenters’ rights, you must either vote against the merger, or give written notice of your intention to claim dissenters’ rights at or prior to the meeting, to the presiding officer.

Notice to Demand Payment. If the merger agreement is approved by the required vote of shareholders and we receive the required regulatory approvals for the merger, we will promptly mail a notice to all shareholders who are eligible to claim dissenters’ rights. The notice will state where and when you must deliver a written request for payment and where you must deposit certificates for Minotola common stock in order to obtain payment. The request for payment and deposit of stock certificates by shareholders who are eligible to exercise their dissenters’ rights must be made no more than 30 days after the effectiveness of the merger.

Failure to Comply with Notice to Demand Payment, etc. You must take each step in the indicated order and in strict compliance with the statute to keep your dissenters’ rights. If you fail to follow the steps, you will lose the right to dissent and you will receive the merger consideration described in this document for each share of Minotola common stock that you hold.

How the Value of Shares is Determined. The value of the shares of any dissenting shareholder will be determined, as of the effective date of the merger, by an appraisal made by a committee of three persons. The committee will consist of one person selected by the vote of the holders of the majority of the shares whose owners are entitled to payment as a dissenter, one person selected by the board of directors of Minotola and one person selected by the two so selected. The valuation agreed upon by any two of the three appraisers will govern. If the value so fixed is not satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within 5 days after being notified of the appraised value of his shares, appeal to the Office of the Comptroller of the Currency, sometimes referred to as the OCC. The OCC is required to cause a reappraisal to be made which will be final and binding (subject to judicial review in certain circumstances). If, for any reason, one or more of the appraisers is not selected as provided above within 90 days from the effective date of the merger, or if the appraisers fail to determine the value of such shares within the 90 days, the OCC is required, upon written request of any interested party, to cause an appraisal to be made that will be final and binding on all parties (subject to judicial review in certain circumstances). The expenses of the OCC in making the reappraisal or the appraisal, as the case may be, will be paid by SPB. The ascertained value of the shares will be paid promptly to the dissenting shareholders. For more information regarding the OCC’s stock appraisal process, shareholders may contact the Office of the Comptroller for the Currency, Corporate Activity Division, 250 E Street, S.W., Washington, D.C. 20219 (Telephone: (202) 874-5000).

A shareholder will not be permitted to split his or her vote; if a shareholder intends to vote, he or she must vote all of his or her shares either for or against the merger. The discussion in this section is only a summary of the rights and obligations of dissenting shareholders and is qualified in its entirety by reference to the applicable provisions of 12 U.S.C. Section 214a, which is reproduced and attached hereto as Annex E.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN 12 U.S.C. SECTION 214a, REGARDING DISSENTERS’ RIGHTS WILL CONSTITUTE A WAIVER OF APPRAISAL RIGHTS. SHAREHOLDERS MAY WISH TO CONSULT INDEPENDENT COUNSEL BEFORE EXERCISING DISSENTERS’ RIGHTS.

Accounting Treatment

The merger will be accounted for under the purchase method of accounting, as such term is defined under the accounting principles generally accepted in the United States of America. For purposes of preparing Susquehanna’s consolidated financial statements, Susquehanna will establish a new accounting basis for Minotola’s assets and liabilities based upon their fair values, the merger consideration and the costs of the merger. A final determination of asset and liability values and required purchase accounting adjustments has not yet been made. Susquehanna will determine the fair value of Minotola’s assets and liabilities and will make appropriate purchase accounting adjustments upon completion of that determination.

MARKET PRICES AND DIVIDEND INFORMATION

Market Prices

Susquehanna. Susquehanna common stock trades on The NASDAQ National Market under the symbol “SUSQ.”

The following table lists trading information for Susquehanna common stock on The NASDAQ National Market on November 11, 2005 and                     , 2006. November 11, 2005 was the last full day of trading of common stock of Susquehanna before the public announcement of the signing of the merger agreement.                     , 2006 was the last full trading day prior to the printing of this proxy statement/prospectus.

	Susquehanna
	High		Low		Close
November 11, 2005		$24.45		$23.90		$24.30
, 2006	$		$		$

The table below lists the high and low quarterly sales price for the common stock of Susquehanna as reported in published financial sources for each fiscal quarter during the last two years.

	Susquehanna
	High		Low
Fiscal Year 2005:
Fourth Quarter	$		$
Third Quarter		$27.30		$23.42
Second Quarter		$25.06		$20.50
First Quarter		$25.44		$23.38

Fiscal Year 2004:
Fourth Quarter		$26.65		$24.35
Third Quarter		$25.64		$22.36
Second Quarter		$26.47		$22.18
First Quarter		$27.12		$24.33

Minotola. Presently, there is no active trading market for Minotola common stock, and no market for Minotola common stock is expected to develop if the merger does not occur. No registered broker/dealer makes a market in Minotola common stock, and Minotola common stock is not listed or quoted on any stock exchange or automated quotation system. Minotola acts as the transfer agent and registrar for its stock. As of the record date, there were approximately        holders of the Minotola common stock.

Minotola is aware of three arm’s length transactions in its common stock during fiscal year 2005 and four arm’s length transactions in its stock in fiscal year 2004. With respect to the transactions in fiscal year 2005, two of the sales were at prices of $1,800 per share. Minotola is not aware of the transaction price with respect to the third arm’s length transaction in fiscal year 2005. With respect to the arm’s length transactions in Minotola’s common stock in fiscal year 2004, one was at a sales price of $1,700 per share and three were at a sales price of $1,800 per share of Minotola common stock.

Dividend Information

Susquehanna. During the two most recent fiscal years, cash dividends on Susquehanna common stock have been declared and paid quarterly in the amounts per share set forth in the chart below. Dividends are paid by Susquehanna as and when declared by Susquehanna’s board of directors.

Susquehanna Dividends Per Share
Fiscal Year 2005:
Fourth Quarter	$0.24
Third Quarter	$0.23
Second Quarter	$0.23
First Quarter	$0.23

Fiscal Year 2004:
Fourth Quarter	$0.23
Third Quarter	$0.22
Second Quarter	$0.22
First Quarter	$0.22

Minotola. Dividends are paid by Minotola as and when declared by Minotola’s board of directors. During the fourth quarter of fiscal year 2004, Minotola commenced a policy of paying quarterly cash dividends at the rate of $16.00 per share of Minotola common stock. In addition, during the fourth quarter of 2004, Minotola paid a special cash dividend of $30.00 per share on its common stock. Previously, Minotola’s policy had been to pay dividends on a semi-annual basis.

Minotola Dividends Per Share
Fiscal Year 2005:
Fourth Quarter	$16.00
Third Quarter	$16.00
Second Quarter	$16.00
First Quarter	$16.00

Fiscal Year 2004:
Fourth Quarter	$30.00
Third Quarter	$16.00
Second Quarter	$—
First Quarter	$19.00

As of November 30, 2005, the record number of Susquehanna shareholders was approximately 20,630 and the record number of Minotola’s shareholders was approximately 170.

Following the merger, Susquehanna’s common stock will continue to be listed on The NASDAQ National Market, and there will be no further market for Minotola common stock.

SELECTED PROVISIONS OF THE ARTICLES OF INCORPORATION OF SUSQUEHANNA

The following is a summary of certain material provisions of Susquehanna’s articles of incorporation. This summary is qualified in its entirety by reference to the complete articles of incorporation of Susquehanna, a copy of which has been filed as an exhibit to Susquehanna’s Annual Report on Form 10-K for the year ended December 31, 2004, and may be obtained in the manner described under “Where You Can Find More Information” on page 70.

Board of Directors’ Evaluation of an Acquisition Transaction

The articles of incorporation of Susquehanna provide that the board of directors may oppose, recommend, or remain neutral with respect to an “acquisition transaction,” as defined below, on the basis of the board of directors’ evaluation of what is in the best interests of Susquehanna. When considering whether to oppose, recommend or remain neutral with respect to an acquisition transaction, the board of directors may evaluate any or all of the following:

•	the adequacy of the consideration being offered, not only in relation to the adequacy of the consideration being offered and the then current market price of Susquehanna’s securities, but also in relation to (a) the historical and present operating results or financial position of Susquehanna, (b) whether equal or more favorable consideration could be obtained currently or in the future in a freely negotiated transaction with another party and (c) the future value of Susquehanna as a continuing independent entity;

•	the economic or social effects that the acquisition transaction might have on the employees, depositors, and customers of Susquehanna or its subsidiaries and the communities they serve;

•	the reputations and business practices of an offeror and its management and affiliates and whether they might affect the business of Susquehanna and its subsidiaries, the future value of Susquehanna’s securities and the employees, depositors, customers and the communities served by Susquehanna and its subsidiaries; and

•	any antitrust or other legal, administrative or regulatory difficulties that might be created by the acquisition transaction.

If the board of directors determines that an acquisition transaction should be opposed, it may take any lawful action to accomplish its purpose, including the following:

•	advising shareholders not to accept the offer;

•	litigation against the offeror;

•	filing complaints with governmental and regulatory authorities;

•	causing Susquehanna to acquire its own securities;

•	selling or otherwise issuing authorized but unissued securities or treasury stock or granting options with respect thereto;

•	making an acquisition of another entity that the board of directors believes in good faith to be in the best interest of Susquehanna and that also creates an antitrust or other regulatory problem for the offeror; and

•	seeking a more favorable offer from another individual or entity.

Under Susquehanna’s articles of incorporation, the term “acquisition transaction” means any action, proposal, plan or attempt by any corporation or other business entity or any person or group to:

•	make any tender offer or exchange offer for any equity security of Susquehanna;

•	merge or consolidate Susquehanna, or any subsidiary of Susquehanna, with or into another corporation or entity;

•	purchase or otherwise acquire all or substantially all of the assets of Susquehanna or of any of its subsidiaries; or

•	any transaction or series of transactions similar in purpose, form or effect to any of the foregoing.

Votes Required to Approve Business Combinations

Susquehanna’s articles of incorporation include special voting requirements in connection with the approval of any business combination. A “business combination” includes any one or more of the following transactions:

•	any merger or consolidation of Susquehanna or any subsidiary with or into (i) a 20% shareholder or (ii) any other corporation (whether or not itself a 20% shareholder) which is, or after such merger or consolidation would be, an affiliate of a 20% shareholder; or

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or in a series of related transactions) to or with any 20% shareholder of assets, whether of Susquehanna or any subsidiary or subsidiaries of Susquehanna, or any combination thereof, the aggregate value of which is equal to or greater than 10% of Susquehanna’s consolidated shareholders equity; or

•	the issuance or transfer by Susquehanna or by any subsidiary (in one transaction or in a series of related transactions) of any securities of Susquehanna or any subsidiary to any 20% shareholder or affiliate of a 20% shareholder in exchange for cash, securities or other property or any combination thereof, having an aggregate fair market value equal to or greater than 10% of Susquehanna’s consolidated shareholders equity; or

•	any reclassification of securities (including any reverse stock split), recapitalization, reorganization, merger or consolidation of Susquehanna with any of its subsidiaries or any similar transaction (whether or not with, into or otherwise involving a 20% shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Susquehanna or any subsidiary, which is directly or indirectly owned by any 20% shareholder or any affiliate of a 20% shareholder;

provided, however, no transaction described above will constitute a business combination if the board of directors has by resolution authorized or ratified the execution and delivery of a written agreement in principle, memorandum of understanding or letter of interest respecting such transaction prior to the time the 20% shareholder involved in such transaction acquired, directly or indirectly, more than 10% of the outstanding capital stock of Susquehanna which would be entitled to vote on such transaction.

Under the special voting provisions of Susquehanna’s articles of incorporation, the following votes are required in connection with the approval of any business combination:

•	the affirmative vote of the holders of the outstanding capital stock of Susquehanna entitled to cast at least 85% of the votes which all shareholders are entitled to cast on the matter;

•	the affirmative vote of the holders of at least 75% of the votes which all shareholders are entitled to cast on the matter, if and only if all of the following conditions are satisfied:

(1) the ratio of (a) the aggregate amount of cash and the fair market value of all other consideration to be received in such business combination by Susquehanna, a subsidiary, or the holders of common stock, as the case may be, divided by the number of shares of common stock issued and outstanding immediately prior to the first public announcement relating to such business combination, to (b) the market price of the common stock per share immediately prior to the first public announcement relating to such business combination, is at least as great as the ratio of (c) the highest per share price (including brokerage commissions, transfer taxes and soliciting dealers’ fees) which the 20% shareholder has paid for any shares of common stock acquired by it within the three-year period prior to the record date for determining shareholders entitled to vote on such business combination to (d) the market price of the common stock immediately prior to the initial acquisition by the 20% shareholder of any common stock;

(2) the aggregate amount of the cash and fair market value of other consideration to be received in such business combination by Susquehanna, a subsidiary or the holders of common stock, as the case may be, divided by the number of shares of common stock issued and outstanding immediately prior to the first public announcement relating to such business combination, is not less than the highest per share price (including brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the 20% shareholder for any block of common stock owned by it;

(3) the form of consideration to be received by holders of common stock in such business combination will be no less favorable than the consideration paid by the 20% shareholder in acquiring the largest block of common stock already owned by it;

(4) after the 20% shareholder has acquired ownership of not less than 20% of the then outstanding votes, referred to as a 20% interest, and prior to the consummation of the subject business combination:

(a) the 20% shareholder has taken all action necessary to ensure that Susquehanna’s board of directors included at all times representation by continuing director(s) proportionate to the ratio that the voting shares which from time to time are owned by persons who are neither 20% shareholders nor substantial shareholders, as defined below under “—Substantial Shareholder Status Implications,” bear to all voting shares outstanding at the respective times (with a continuing director to occupy any resulting fractional board position);

(b) the 20% shareholder has not acquired any newly issued shares of stock, directly or indirectly, from Susquehanna (except upon conversion of convertible securities acquired by it prior to obtaining a 20% interest or as a result of a pro rata stock dividend or stock split); and

(c) the 20% shareholder has not acquired any additional shares of Susquehanna’s outstanding common stock or securities convertible into or exchangeable for common stock, except as a part of the transaction which resulted in the 20% shareholder acquiring its 20% interest;

(5) prior to the consummation of the subject business combination, the 20% shareholder has not (a) received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by Susquehanna, or (b) made any major change in Susquehanna’s business or equity capital structure without the unanimous approval of the whole board; and

(6) a proxy statement meeting the requirements of the Securities Exchange Act of 1934 has been mailed to all holders of voting shares for the purpose of soliciting shareholder approval of the business combination; and

•	any other business combination, not otherwise subject to provisions set forth above, requires the affirmative vote of the holders of at least 66 2/3% of the votes which all Susquehanna shareholders are entitled to cast on the matter:

(1) any merger or consolidation of Susquehanna with or into another corporation;

(2) any merger or consolidation of a subsidiary with or into another corporation if (i) the resulting, surviving or continuing corporation, as the case may be, would not be a subsidiary or (ii) the total number of common shares of Susquehanna issued or delivered in connection with such transaction, plus those initially issuable upon conversion on any other shares, securities or obligation to be issued in connection with such transaction, exceed 15% of the common shares of Susquehanna outstanding immediately prior to the date on which such transaction is consummated;

(3) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets of Susquehanna;

(4) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of a subsidiary whose total assets exceed 20% of the total assets of Susquehanna as reflected on the most recent consolidated balance sheet of Susquehanna; or

(5) any sale of all or substantially all of the stock in a subsidiary whose total assets exceed 20% of the total assets of Susquehanna as reflected on the most recent consolidated balance sheet of Susquehanna.

Transactions involving Susquehanna or a subsidiary which are not business combinations or which are not described in (1) through (5) above, require only such shareholder approval, if any, as may be required pursuant to the Pennsylvania Business Corporation Law.

Votes Required to Approve Liquidation or Dissolution

Any plan or proposal for the liquidation or dissolution of Susquehanna, which would require or permit a distribution of any surplus remaining after paying off all debts and liabilities of Susquehanna to its shareholders in accordance with their respective rights and preferences, will require the affirmative vote of the holders of at least 66 2/3% of the votes which all Susquehanna shareholders are entitled to cast on the matter; except that the affirmative vote of the holders of at least 85% of the votes which all shareholders are entitled to cast on the matter will be required for any such plan or proposal which would permit such distribution to shareholders to be made other than in cash.

Substantial Shareholder Status Implications

The Susquehanna articles of incorporation also provide that from and after the date any person becomes a “substantial holder,” as defined below, and until such time as such person ceases to be a substantial shareholder, holders of issued and outstanding voting shares of any class or series beneficially owned by such substantial shareholder, as of any record date for the determination of shareholders entitled to vote on or consent to any matter, in excess of 10% of the then issued and outstanding shares of such class or series will, subject to certain provisions set forth below and in the articles of incorporation, be entitled to cast  1/10 of one vote per share for each such share in excess of 10% of the then issued and outstanding shares of such class or series.

Notwithstanding the foregoing, in the event a substantial shareholder, or an affiliate thereof, or any other person deemed to be the beneficial owner of voting shares also beneficially owned by such substantial shareholder, consummates a tender offer, holders of all voting shares beneficially owned by the substantial shareholder will be entitled to cast one vote per share (or such greater or lesser number of votes per share as provided for each share of such class of stock under the articles of incorporation of Susquehanna) on each matter voted on or consented to by the shareholders of Susquehanna. The number of votes that may be cast by any record owner by virtue of the provisions in respect of voting shares of any class or series beneficially owned by a substantial shareholder will be a number equal to the total number of votes that a single record owner of all voting shares of such class or series beneficially owned by such substantial shareholder would be entitled to cast, multiplied by a fraction:

•	the numerator of which is the number of shares of such class or series beneficially owned by the substantial shareholder and owned of record by the record owner; and

•	the denominator of which is the total number of shares of such class or series beneficially owned by the substantial shareholder.

A substantial shareholder will not be permitted to cast, by virtue of his or her beneficial or record ownership of voting shares of any class or series beneficially owned by the substantial shareholder, in excess of 35% of the total number of votes that the holders of all then outstanding voting shares of such class or series would be entitled to cast until such time as the substantial shareholder consummates a tender offer, the requirements of which are set forth in Susquehanna’s articles of incorporation.

The term “substantial shareholder,” under Susquehanna’s articles of incorporation means any person, other than Susquehanna or any subsidiary, who or which is the beneficial owner, directly or indirectly, of more than 10% of the outstanding voting shares (determined solely on the basis of the total number of voting shares so beneficially owned and without giving effect to the number or percentage of votes entitled to be cast in respect of such shares) in relation to the total number of voting shares issued and outstanding. A person will not be deemed to be a substantial shareholder for any purposes hereof, if such person (or an affiliate thereof or any other person deemed to be the beneficial owner of voting shares also beneficially owned by such person), prior to the time such person becomes the beneficial owner, directly or indirectly, of more than 10% of the outstanding voting shares, commences and consummates a tender offer for any and all shares of common stock, the terms of which will be approved and recommended to shareholders, as in the best interests of Susquehanna and its shareholders, by two-thirds of the members of the whole board (but only if at least a majority of the members of the board of directors acting upon such matter will be continuing directors).

COMPARISON OF SHAREHOLDERS’ RIGHTS

The rights of Minotola shareholders are governed by federal law, including the National Bank Act, and Minotola’s articles of association and bylaws. The rights of Susquehanna shareholders are governed by Pennsylvania law, including the Pennsylvania Business Corporation Law, and Susquehanna’s articles of incorporation and bylaws.

Upon consummation of the merger, Minotola shareholders who elect to receive Susquehanna common stock as part of their merger consideration will become Susquehanna shareholders. Consequently, after the merger, the rights of such shareholders will be governed by the articles of incorporation and bylaws of Susquehanna and Pennsylvania law.

A comparison of the rights of Minotola and Susquehanna shareholders follows. This summary is not intended to be a complete statement of all of such differences or a complete description of the specific provisions referred to in, and is qualified in its entirety by reference to, Pennsylvania law, the articles of incorporation and bylaws of Susquehanna, the National Bank Act, and the articles of association and bylaws of Minotola.

Authorized Capital

Minotola. Minotola is authorized to issue 52,000 shares of common stock, par value $70.00 per share.

Susquehanna. Susquehanna is authorized to issue 100,000,000 shares of common stock, par value $2.00 per share, and 5,000,000 shares of preferred stock, without par value. The board of Susquehanna has the authority to fix the voting rights, preferences, dividend features, liquidation rights and other terms of the preferred stock.

Annual Meetings of Shareholders

Minotola. Minotola’s bylaws provide that an annual meeting will be held on the second Wednesday in April of each year.

Susquehanna. Susquehanna’s bylaws provide that an annual meeting will be held at such date or hour as the board of directors may from time to time determine.

Special Meetings of Shareholders

Minotola. Special meetings of the Minotola shareholders can be called at any time by the board of directors in the manner provided in the bylaws or by three or more shareholders, owning in the aggregate not less than 25% of Minotola’s outstanding stock.

Susquehanna. Special meetings of the Susquehanna shareholders can be called by Susquehanna’s chairman of the board, president, its board of directors or the holders of not less than 20% of all the shares issued and outstanding and entitled to vote at the particular meeting, in the manner provided in the bylaws.

Cumulative Voting

Minotola. Minotola’s bylaws state that voting in the election of directors shall be cumulative to the extent permitted by applicable law.

Susquehanna. Susquehanna’s articles of incorporation prohibit cumulative voting in the election of directors.

Advance Notice of Nomination of Directors

Minotola. Nomination of directors may be made by the board of directors or by any shareholder of any outstanding class of capital stock of Minotola entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the existing management, must be made in writing and delivered or mailed to the president of Minotola and to the OCC not less than 14 days, nor more than 50 days, prior to any meeting of shareholders called for the election. If less than 21 days’ notice of the meeting is given to shareholders, however, such nomination must be mailed or delivered to the Minotola president and to the OCC not later than the close of business on the seventh day following the day on which the notice of meeting was mailed.

Susquehanna. Nomination of directors may be made by the board of directors or by any shareholder of any outstanding class of capital stock of Susquehanna entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the existing management, must be made in writing and delivered or mailed to the president of Susquehanna not less than 14 days, nor more than 50 days, prior to any meeting of shareholders called for the election. If less than 21 days’ notice of the meeting is given to shareholders, however, such nomination must be mailed or delivered to the Susquehanna president not later than the close of business on the seventh day following the day on which the notice of meeting was mailed.

Number of Directors

Minotola. The number of Minotola directors will be between five and 25, as fixed from time to time by the Minotola board of directors or by its shareholders at a special or annual meeting. Minotola’s board has currently authorized by resolution 8 directors.

Susquehanna. The number of Susquehanna directors will be as the Susquehanna board of directors may determine, but not less than five. Susquehanna’s board has currently authorized by resolution 16 directors.

Director Qualifications

Minotola. Every Minotola director must, during his whole term of service, be a citizen of the United States, and at least a majority of the directors must have resided in New Jersey, or within one hundred miles of Minotola’s central office, for at least one year immediately preceding their respective elections, and must be residents of New Jersey or within a one-hundred-mile territory of the location of Minotola’s central office during their continuance in office. Every director must own Minotola shares having an aggregate par value of not less than $1,000.

Susquehanna. Each Susquehanna director must be under 72 years of age and be a Susquehanna shareholder. Each Susquehanna director must also own at least 100 shares of capital stock of Susquehanna.

Director Classification

Minotola. The Minotola board of directors is not divided into classes.

Susquehanna. The Susquehanna board of directors is divided into three classes, as nearly equal in number as possible, with each class being elected annually for a three-year term.

Removal of Directors

Minotola. Neither Minotola’s articles of association nor its bylaws provides for the removal of directors by shareholders.

Susquehanna. Any Susquehanna director or the entire board may be removed from office, with or without cause, but only by the affirmative vote of the holders of at least 75% of the outstanding shares of Susquehanna capital stock entitled to vote generally in the election of directors (considered for this purpose as one class), which is not applicable with respect to the director or directors elected by the holders of preferred stock who have the right, voting separately as a class, to elect one or more directors.

Voting Rights

Amendment of Articles of Incorporation.

Minotola. Minotola’s articles of association may be amended by a majority vote of shareholders at an annual or special meeting.

Susquehanna. Susquehanna’s articles of incorporation provide that, in addition to any affirmative vote required by law, any amendment to Article 8 (Bylaw Amendments), Article 9 (Shareholder Action Without a Meeting), Article 10 (Board Action on Acquisition Transactions) or Article 12 (Articles of Incorporation Amendments) requires the affirmative vote of holders of at least 75% of the votes which all shareholders are entitled to cast thereon at a regular or special meeting of shareholders. Any amendment to Article 11 (Voting Requirements for Business Combinations) requires the affirmative vote of the holders of at least 85% of the votes which all shareholders are entitled to cast on the matter. This 85% vote is not required for any amendment, alteration, change or repeal recommended to the shareholders by 85% of the entire board, but only if all members of the entire board will continue to be directors after such amendment, alteration, change or repeal (referred to as “continuing directors”). If such amendment, alteration, change or repeal is recommended to the shareholders by 85% of the entire board, all members of which are continuing directors, a vote of 75% of the votes which all shareholders are entitled to cast at a regular or special meeting of shareholders will apply.

Amendment of Bylaws.

Minotola. Minotola’s bylaws may be amended at any regular or special meeting of directors by a vote of a majority of all Minotola directors.

Susquehanna. To the fullest extent permitted by law, Susquehanna’s board of directors is expressly vested with the authority to amend the Susquehanna bylaws. This authority is subject to the statutory power of Susquehanna shareholders to change such action, but only upon the affirmative vote of shareholders entitled to cast at least 75% of the votes which all shareholders are entitled to cast.

Required Vote for Certain Business Combinations.

Minotola. While Minotola’s articles of association generally permit action of its shareholders by majority vote, the National Bank Act requires the affirmative vote of the holders of two-thirds of the outstanding shares of Minotola for approvals of mergers or consolidations of Minotola with or into other entities.

Susquehanna. Susquehanna’s articles of incorporation contain special provisions regarding the required vote for certain business combinations. See “Selected Provisions of the Articles of Incorporation of Susquehanna” beginning on page 57.

Pennsylvania Anti-Takeover Provisions

Susquehanna is a publicly-traded Pennsylvania corporation and is governed by the Pennsylvania Business Corporation Law. Under the Pennsylvania Business Corporation Law, certain anti-takeover provisions apply to Pennsylvania registered corporations (e.g. publicly-traded companies) including those relating to (i) control share acquisitions, (ii) disgorgement of profits by certain controlling persons, (iii) business combination transactions with interested shareholders and (iv) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law allows corporations to opt-out of these anti-takeover sections. Susquehanna has not opted out of any of these anti-takeover provisions. A general summary of these applicable anti-takeover provisions is set forth below.

Control Share Acquisitions. Pennsylvania law regarding control share acquisitions relates to the act of acquiring for the first time voting power over voting shares (other than shares owned since January 1, 1988 and any additional shares distributed with respect to such shares) equal to at least 20%, 33 1/3% and 50% of the voting power of the corporation. Once a control share acquisition has occurred, then all shares in excess of the triggering threshold, plus shares purchased at any time with the intention of acquiring such voting power and shares purchased within 180 days of the date the triggering threshold was exceeded, are considered control shares. Control shares cannot vote either until their voting rights have been restored by two separate votes of the shareholders, described below, at a meeting or until they have been transferred to a person who does not thereby also become the holder of control shares.

The holder of control shares may wait until the next annual or special meeting after the acquisition took place to submit the question of the restoration of voting rights to the shareholders, or the acquiring person may accelerate the process by agreeing to underwrite the cost of a special meeting of shareholders for that purpose. In either case, the acquiring person is required to furnish for distribution to the shareholders an information statement containing a detailed disclosure concerning the acquiring person, its intentions with respect to ownership of securities of the corporation and other matters. As an alternative, a person proposing to make a control share acquisition may request prospective approval by the shareholders of the exercise of the voting rights of the shares proposed to be acquired. Two shareholders’ votes are required to approve the restoration of voting rights. First, the approval of an absolute majority of all voting power must be obtained. All voting shares are entitled to participate in this vote. Second, the approval of an absolute majority of all disinterested shareholders must be obtained.

For a period of 24 months after the later of (i) a control share acquisition by an acquiring person who does not properly request consideration of voting rights or (ii) the denial of such a request or lapse of voting rights, the corporation may redeem all the control shares at the average public market sales price of the shares on the date notice of the call for redemption is given by the corporation.

Disgorgement of Profits by Certain Controlling Persons. Pennsylvania law regarding disgorgement of profits by certain controlling persons applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation, or (ii) a person or group acquires (or publicly discloses an intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period will belong to the corporation, if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

Business Combination Transactions with Interested Shareholders. Pennsylvania law regarding business combination transactions with interested shareholders provides that a person who acquires the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the votes entitled to be cast for the election of directors becomes an “interested shareholder.” A corporation subject to this provision may not effect mergers or certain other business combinations with the interested shareholder for a period of five years, unless:

•	the business combination or the acquisition of stock by means of which the interested shareholder became an interested shareholder is approved by the corporation’s board of directors prior to such stock acquisition;

•	the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation; or

•	the business combination is approved by the affirmative vote of the holders of a majority of all shares entitled to vote, excluding votes of shares held by the interested shareholders, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation. This exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements.

After the five-year restricted period, an interested shareholder of the corporation may engage in a business combination with the corporation if (i) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates or (ii) the merger is approved at a shareholders’ meeting and certain fair price requirements are met.

Rights of Shareholders to Demand Fair Value for Stock Following a Control Transaction. Pennsylvania law regarding the ability of shareholders to dispose of their stock following a control transaction provides, generally, that a person or group that acquires more than 20% of the voting power to elect directors of the corporation is a controlling person and must give prompt notice to each shareholder of record. The other shareholders are then entitled to demand that the controlling person pay them the fair value of their shares under specified procedures. Fair value may not be less than the highest price paid per share by the controlling person at any time during the 90-day period ending on and including the date on which the controlling person became such, plus any increment representing any value, such as a control premium, that is not reflected in such price.

DESCRIPTION OF MINOTOLA

Minotola National Bank, organized in 1913, is a national bank headquartered in Vineland, New Jersey, which provides a full range of banking services to consumers and businesses in southern and central New Jersey. Minotola serves its customers through 14 branch offices located in Cumberland, Atlantic and Gloucester counties. As of June 30, 2005, Minotola had the second largest market share in deposits in Cumberland County, with 15.65% of total deposits as of such date, and it had the seventh largest market share of deposits in Atlantic County, with 4.59% of total deposits as of such date. As of September 30, 2005, Minotola had total assets of $623.4 million, total deposits of $539.2 million and stockholders’ equity of $80.7 million. Minotola’s primary Federal banking regulator is the OCC. Minotola also is subject to regulation of the Federal Deposit Insurance Corporation, which insures its deposits through the Bank Insurance Fund up to applicable limits.

Minotola’s executive offices are located at 1748 South Lincoln Avenue, Vineland, New Jersey 08360 and the telephone number there is (856) 794-7947. The capital stock of Minotola is not registered under the Securities Exchange Act of 1934, as amended, and is not listed on any national securities exchange or quoted on the NASDAQ Stock Market.

Minotola is a community based bank which attracts deposits from the general public and uses those funds to originate small business, commercial and consumer loans and leases within its market area of southern and central New Jersey. As of September 30, 2005, Minotola’s total loan portfolio amounted to $496.0 million or 79.6% of its total assets. Minotola has focused on originating commercial real estate loans and, as of September 30, 2005, $278.7 million or 56.2% of the loans in Minotola’s portfolio were secured by commercial real estate. As of September 30, 2005, Minotola’s commercial and industrial loans amounted to $45.4 million or 9.2% of its loan portfolio, its loans secured by single-family residential real estate amounted to $44.2 million or 8.9% of its total loan portfolio, its construction and land development loans amounted to $43.3 million or 8.7% of the total loan portfolio and its loans secured by lease financing receivables amounted to $28.4 million or 5.7% of its total loan portfolio. In addition, Minotola originates home equity lines of credit, multi-family real estate loans and consumer loans such as auto loans. As of September 30, 2005 and December 31, 2004, Minotola’s non-performing loans amounted to $760,000 and $920,000, respectively, or 0.15% and 0.19%, respectively, of the total loan portfolio as of such dates.

Minotola conducts its lease financing activities through a wholly-owned subsidiary, Central Atlantic Leasing. Central Atlantic Leasing provides a wide range of equipment lease financing to businesses in Minotola’s market area as well as local utilities, municipalities and school districts. In addition to its lending activities, Minotola provides advanced payment processing systems and services to financial institutions and merchants located in southern New Jersey. Minotola’s advanced payment processing activities are conducted through a wholly-owned subsidiary, Central Atlantic Merchant Services.

For the nine months and year ended September 30, 2005 and December 31, 2004, Minotola had net income of $5.0 and $7.2 million, respectively. Minotola’s return on average assets was 1.09% and 1.22% for the nine months ended September 30, 2005 and year ended December 31, 2004, respectively. Its return on average equity was 8.33% and 9.26% for the nine months and year ended December 31, 2004, respectively. Minotola’s net interest margin was 4.93% and 4.90% for the nine months ended September 30, 2005 and December 31, 2004, respectively, and its net loan charge-offs were $75,000 and $87,000 for the same respective periods.

As of September 30, 2005, Minotola had 240 full-time and 33 part-time employees.

DESCRIPTION OF SUSQUEHANNA

Susquehanna is a financial holding company that provides a wide range of retail and commercial banking and financial services through its subsidiaries in the mid-Atlantic region. In addition to three commercial banks, Susquehanna operates a trust and investment company, an asset management company, a property and casualty insurance brokerage company, a commercial leasing company, and a vehicle leasing company. As of September 30, 2005, Susquehanna had total assets of approximately $7.5 billion, consolidated net loans and leases of $5.3 billion, deposits of $5.3 billion, and shareholders’ equity of $768 million.

Susquehanna was incorporated in Pennsylvania in 1982. Its executive offices are located at 26 North Cedar Street, Lititz, Pennsylvania 17543; its telephone number is (717) 626-4721. Susquehanna stock is traded on The NASDAQ National Market under the symbol “SUSQ.”

As a financial holding company with operations in multiple states, Susquehanna manages its subsidiaries on a geographic market basis, which allows each subsidiary operating in different markets to retain its autonomy with regard to loan approvals and product pricing. Susquehanna believes that this approach differentiates it from other large competitors because it gives Susquehanna’s subsidiaries greater flexibility to better serve their markets and increase responsiveness to the needs of local customers. Susquehanna continues, however, to implement consolidations in selected lines of business, operations, and support functions in order to achieve economies of scale and cost savings. Susquehanna also provides its banking subsidiaries guidance in the areas of credit policy and administration, risk assessment, investment advisory administration, strategic planning, investment portfolio management, asset liability management, liquidity management, and other financial and administrative services.

Bank Subsidiaries. Susquehanna Bank PA operates primarily in the central Pennsylvania market area, including Lancaster, Lycoming, Northumberland, Snyder, Union and York counties. SPB operates primarily in the suburban Philadelphia and southern New Jersey market areas, including Chester, Delaware, Lehigh, Montgomery and Northampton counties in Pennsylvania, and Burlington, Camden and Gloucester counties in New Jersey. Susquehanna Bank operates primarily in the market areas of Maryland and southwestern central Pennsylvania, including Allegany, Anne Arundel, Baltimore, Carroll, Garrett, Harford, Howard, Washington, Worcester counties and the City of Baltimore in Maryland; Berkeley County in West Virginia; and Bedford, Blair and Franklin counties in Pennsylvania.

Susquehanna’s commercial bank subsidiaries operate as an extensive branch network and maintain a strong market presence in Susquehanna’s primary markets. They provide a wide range of retail banking services, including checking, savings and club accounts, check cards, debit cards, money market accounts, certificates of deposits, individual retirement accounts, home equity lines of credit, residential mortgage loans, home improvement loans, student loans, automobile loans, personal loans, and Internet banking services. They also provide a wide range of commercial banking services, including business checking accounts, cash management services, money market accounts, land acquisition and development loans, commercial loans, floor plan, equipment and working capital lines of credit, small business loans, and Internet banking services.

Non-bank Subsidiaries. Susquehanna’s non-bank subsidiaries offer a variety of financial services to complement its core banking operations, broaden its customer base, and diversify its revenue sources. The Addis Group, Inc., acquired in 2002, provides commercial, personal property, and casualty insurance and risk management programs for medium- and large-sized companies. Susquehanna Trust & Investment Company, a subsidiary of Susquehanna Bank PA, provides traditional trust and custodial services, and acts as administrator, executor, guardian, and managing agent for individuals, businesses, and non-profit entities. Valley Forge Asset Management Corp., acquired in 2000, offers investment advisory, asset management, and brokerage services for institutional and high-net-worth individual clients. Boston Service Company, Inc. (t/a Hann Financial Service Corp.), acquired in 2000, provides comprehensive consumer vehicle financing services. Susquehanna Patriot Commercial Leasing Company, Inc., a subsidiary of SPB, provides comprehensive commercial leasing services.

Susquehanna Trust & Investment Company and Valley Forge Asset Management Corp. operate primarily in the same market areas as Susquehanna’s bank subsidiaries. The Addis Group, LLC operates primarily in southeastern Pennsylvania, southern New Jersey, and northern Delaware. Boston Service Company, Inc. (t/a Hann Financial Service Corp.) operates primarily in New Jersey, eastern Pennsylvania, and southeastern New York. Susquehanna Patriot Commercial Leasing Company, Inc. operates throughout the continental United States.

As of November 30, 2005, Susquehanna had 1,987 full-time and 211 part-time employees.

LEGAL MATTERS

The legality of Susquehanna common stock to be issued in connection with the merger will be passed upon by Morgan, Lewis & Bockius LLP. Certain legal matters will be passed upon for Minotola by Elias, Matz, Tiernan & Herrick L.L.P. In addition, Morgan, Lewis & Bockius LLP, counsel for Susquehanna, will deliver an opinion to Susquehanna concerning various federal income tax consequences of the merger, and Elias, Matz, Tiernan & Herrick L.L.P., counsel for Minotola, will deliver an opinion to Minotola concerning various federal income tax consequences of the merger. See “The Merger—Material Federal Income Tax Consequences” on pages 35 through 38.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Susquehanna files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Susquehanna files with the SEC at the SEC’s public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public at the SEC’s Internet site at http://www.sec.gov. Our reference to the SEC’s Internet site is intended to be an inactive textual reference only. You may also obtain filed documents from commercial document retrieval services (some of which also provide on-line delivery).

Susquehanna has filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the Susquehanna common stock to be issued in the merger. This proxy statement/prospectus is part of that registration statement and constitutes a prospectus of Susquehanna. This proxy statement/prospectus does not contain all of the information discussed in the registration statement or the exhibits to the registration statement, parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information, you should refer to the registration statement, copies of which may be obtained from the SEC as set forth below.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement/prospectus and information that we file later with the SEC will automatically update and supersede this information.

This document incorporates by reference the documents set forth below that Susquehanna has previously filed with the SEC, and any future filings that Susquehanna makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the completion of the merger or the termination of the merger agreement. These documents contain important information about Susquehanna and its business and financial condition.

Susquehanna’s SEC Filings

•	Susquehanna’s Annual Report on Form 10-K for the year ended December 31, 2004;

•	Susquehanna’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	Susquehanna’s Current Report on Form 8-K, as filed with the SEC on November 15, 2005; and

•	The description of Susquehanna common stock set forth in its Registration Statement on Form S-14, as filed with the SEC on February 3, 1982 and amended on April 25, 1983 and referred to in a Form 8-K filed with the SEC on September 20, 1982, relating to the initial registration of Susquehanna as a successor filer to Farmers First Bank.

Any statements contained in this proxy statement/prospectus concerning the provisions of any document filed with the SEC are not necessarily complete, and, in each instance, you should refer to the document in its entirety for complete information.

Documents incorporated by reference are available from Susquehanna without charge by first class mail or equally prompt means within one business day of receipt of your request, excluding exhibits unless the exhibit has been specifically incorporated by reference into the information that this proxy statement/prospectus incorporates. If you want to receive a copy of any document incorporated by reference, please request it in writing or by telephone from Susquehanna at the following address:

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, Pennsylvania 17543

(717) 626-4721

If you would like to request documents from Minotola or Susquehanna, please do so by                         , 2006 to receive them before Minotola’s special meeting.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in connection with deciding your vote upon the approval of the merger. Neither Minotola nor Susquehanna has authorized anyone to provide you with information different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated                  , 2006. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of Susquehanna common stock in the merger shall create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

among

SUSQUEHANNA BANCSHARES, INC.

SUSQUEHANNA PATRIOT BANK

and

MINOTOLA NATIONAL BANK

Dated as of November 14, 2005

Annex A-1

Annex A-2

(continued)

Annex A-3

(continued)

Minotola National Bank Disclosure Schedule and Related Exhibits

Susquehanna Bancshares, Inc. Disclosure Schedule and Related Exhibits

Annex A-4

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 14, 2005, among Susquehanna Bancshares, Inc., a Pennsylvania corporation (“Parent”), Susquehanna Patriot Bank, a New Jersey state chartered bank and a wholly-owned subsidiary of Parent (“SPB”), and Minotola National Bank, a national banking association (the “Bank”). SPB and the Bank are sometimes collectively referred to herein as the “Constituent Banks.”

WHEREAS, the Boards of Directors of Parent, SPB and the Bank have determined that it is in the best interests of their respective entities and their shareholders to consummate the business combination transaction provided for herein in which the Bank will, subject to the terms and conditions set forth herein, merge (the “Merger”) with and into SPB;

WHEREAS, to induce Parent and SPB to enter into this Agreement, certain shareholders of the Bank, who hold approximately 60% of the issued and outstanding shares of common stock of the Bank (the “Principal Shareholders”), have agreed to support the Merger and to vote their shares in favor thereof; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the National Bank Act and the New Jersey Banking Act of 1948, as amended (the “NJ Banking Act”), at the Effective Time (as defined in Section 1.2 hereof), the Bank shall merge with and into SPB. SPB shall be the surviving entity (hereinafter sometimes called the “Receiving Bank”) in the Merger, and shall continue its existence as a New Jersey banking corporation under the NJ Banking Act. The name of the Receiving Bank shall continue to be Susquehanna Patriot Bank. Upon consummation of the Merger, the separate existence of the Bank shall cease.

1.2 Effective Time. Subject to the provisions of this Agreement, the Bank Merger Agreement (as defined in Section 1.3) and the accompanying certification required by Section 137 of the NJ Banking Act (collectively, the “Certified Bank Merger Agreement”) shall be duly prepared, executed and delivered for filing with the Department of Banking and Insurance of the State of New Jersey (the “Department”), on the Closing Date (as defined in Section 10.1 hereof). The Merger shall become effective (such time, the “Effective Time”) at such time as the Certified Bank Merger Agreement is filed with the Department, or at such later time as may be specified in the Certified Bank Merger Agreement.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the National Bank Act and the NJ Banking Act. In connection with the execution of this Agreement, SPB and the Bank shall execute and deliver a separate merger agreement (the “Bank Merger Agreement”) in the form of Appendix A hereto.

1.4 Conversion of Bank Common Stock.

(a) At the Effective Time, subject to the other provisions of this Article I, and Sections 2.2(e) and Section 9.1(g) hereof, each share of the common stock, par value $70.00 per share, of the Bank (the “Bank Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, as defined below, and shares of Bank Common Stock held directly or indirectly by the Bank or any of its

Annex A-5

Subsidiaries (as defined below) (except for Trust Account Shares and DPC Shares, as such terms are defined in Section 1.4(d) hereof)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 1.5, either (i) the Per Share Stock Consideration (as defined below) or (ii) the Per Share Cash Consideration (as defined below). The Per Share Stock Consideration and the Per Share Cash Consideration are referred to herein collectively as the “Merger Consideration.”

For purposes of this Agreement:

“Per Share Stock Consideration” shall mean a number of shares of common stock, par value $2.00 per share, of Parent (“Parent Common Stock”) equal to the Exchange Ratio.

“Per Share Cash Consideration” shall mean $3,226.44.

“Exchange Ratio” shall mean 134.

“Total Cash Amount” shall equal (x) the product of the Per Share Cash Consideration multiplied by 30% of the outstanding shares of Bank Common Stock as of the close of business on the Determination Date, calculated on a Fully Diluted Basis (as defined below), (y) then reduced by an amount equal to the number of Dissenting Shares multiplied by the Per Share Cash Consideration, and (z) further reduced by an amount equal to all cash paid to former shareholders of the Bank in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(e). For purposes of this calculation, the term “Fully Diluted Basis” shall mean all outstanding shares of Bank Common Stock (including all outstanding shares of Bank Common Stock issued pursuant to the Bank’s Stock Bonus Plan, whether or not such shares are fully vested), excluding shares of Bank Common Stock held in treasury.

“Determination Date” shall mean the third calendar day immediately prior to the Effective Time, or if such calendar day is not a trading day on the NASDAQ/NMS, then the trading day immediately preceding such calendar day.

(b) All of the shares of Bank Common Stock converted into the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (each a “Certificate”) previously representing any such shares of Bank Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with Section 2.2(b) hereof, and (iii) any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 2.2(e) hereof.

(c) If, between the date of this Agreement and the Effective Time, the shares of Parent Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or similar transaction, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Per Share Stock Consideration.

(d) At the Effective Time, all shares of Bank Common Stock that are owned directly or indirectly by the Bank or any of its Subsidiaries (other than shares of Bank Common Stock (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares, and shares of Parent Common Stock which are similarly held, whether held directly or indirectly by SPB or the Bank, as the case may be, being referred to herein as “Trust Account Shares”) and (y) held by SPB or the Bank or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Bank Common Stock, and shares of Parent Common Stock which are similarly held, whether held directly or indirectly by SPB or the Bank, being referred to herein as “DPC Shares”)) shall be cancelled and shall

Annex A-6

cease to exist and no stock of Parent, cash or other consideration shall be delivered in exchange therefor. All shares of Parent Common Stock that are owned by the Bank or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall be become treasury stock of Parent.

(e) At the Effective Time, each award granted by the Bank under its Stock Bonus Plan which is unvested and outstanding immediately prior to date of this Agreement shall vest and become free of any restrictions to which they are subject under the Stock Bonus Plan.

(f) The calculations required by Section 1.4(a) shall be prepared jointly by Parent, SPB and the Bank prior to the Closing Date.

1.5 Election Procedures.

(a) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Bank Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent (as defined below)) in such form as Parent and the Bank shall mutually agree (the “Election Form”) shall be mailed 35 days prior to the anticipated Effective Date or on such other date as the Bank and SPB shall mutually agree (the “Mailing Date”) to each holder of record of Bank Common Stock as of the close of business on the fifth business day prior to the Mailing Date (the “Election Form Record Date”) other than holders of Dissenting Shares.

(b) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify (i) the number of shares of such holder’s Bank Common Stock with respect to which such holder elects to receive the Per Share Stock Consideration (“Stock Election Shares”), (ii) the number of shares of such holder’s Bank Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration (“Cash Election Shares”), or (iii) that such holder makes no election with respect to such holder’s Bank Common Stock (“No Election Shares”). Any Bank Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., on the 33rd day following the Mailing Date (or such other time and date as Parent and the Bank may mutually agree) (the “Election Deadline”) shall also be deemed to be “No Election Shares.”

(c) Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of Bank Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline (other than holders of Dissenting Shares), and the Bank shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(d) Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Bank Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Bank Common Stock represented by such Election Form shall become No Election Shares, and Parent shall cause the certificates representing such Bank Common Stock to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent as to such matters shall be binding and conclusive.

Annex A-7

Neither Parent, SPB nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(e) Within ten business days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, Parent shall cause the Exchange Agent to effect the allocation among the holders of Bank Common Stock of rights to receive Parent Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(1) Cash Election Shares More Than Total Cash Amount. If the sum of the aggregate cash amount that would be paid upon the conversion in the Merger of the Cash Election Shares (such sum hereinafter, the “Section 1.5(e) Cash Amount”) is greater than the Total Cash Amount, then:

(A) all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration,

(B) the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration, and

(C) the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

(2) Cash Election Shares Less Than Total Cash Amount. If the Section 1.5(e) Cash Amount is less than the Total Cash Amount, then:

(A) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration,

(B) the Exchange Agent shall then select first from among the No Election Shares and then (if necessary) from among the Stock Election Shares, by a pro rata selection process, a sufficient number of shares (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration, and

(C) the Stock Election Shares and the No Election Shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

(3) Cash Election Shares Equal to Total Cash Amount. If the Section 1.5(e) Cash Amount is equal or nearly equal (as determined by the Exchange Agent) to the Total Cash Amount, then subparagraphs (1) and (2) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

(f) The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by Parent and the Bank.

1.6 SPB Common Stock. The shares of SPB Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and such shares shall remain issued and outstanding.

1.7 Articles of Incorporation. At the Effective Time, the Articles of Incorporation of SPB, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Receiving Bank.

1.8 Bylaws. At the Effective Time, the Bylaws of SPB, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Receiving Bank until thereafter amended in accordance with applicable law.

Annex A-8

1.9 Directors and Officers.

(a) At and after the Effective Time, the directors of SPB shall consist of all of the directors of SPB serving immediately prior to the Effective Time and the additional persons who shall become directors of SPB in accordance with Section 7.13 hereof, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Receiving Bank until their respective successors are duly elected or appointed and qualified.

(b) The officers of SPB immediately prior to the Effective Time shall be the officers of the Receiving Bank, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Receiving Bank until their respective successors are duly elected or appointed and qualified.

1.10 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, any holder of Bank Common Stock shall have the right to dissent in the manner provided in the National Bank Act, 12 U.S.C. 214a(b), and if all necessary requirements of the National Bank Act are met, such shares shall be entitled to payment in cash from SPB of the fair value of such shares as determined in accordance with the National Bank Act. All shares of Bank Common Stock as to which the holder properly exercises dissenters’ rights in accordance with the National Bank Act constitute “Dissenting Shares” unless and until such rights are waived, by the party initially seeking to exercise such rights.

1.11 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a plan of reorganization for the purposes of Section 368 of the Code and the Treasury Regulations thereunder.

ARTICLE II

EXCHANGE OF SHARES

2.1 Parent to Make Shares and Cash Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company (which may be a Subsidiary of Parent) (the “Exchange Agent”) selected by Parent and reasonably satisfactory to the Bank, for the benefit of the holders of Certificates, for exchange in accordance with this Article II, (i) certificates representing the shares of Parent Common Stock to be issued pursuant to Sections 1.4 and 2.2(a) in exchange for outstanding shares of Bank Common Stock, (ii) such cash as shall be necessary to pay the Per Share Cash Consideration in accordance with Sections 1.4 and 2.2(a) hereof, and (iii) the cash in lieu of fractional shares to be paid in accordance with Section 2.2(e) hereof. Such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund.”

2.2 Exchange of Shares. (a) As soon as practicable after the Effective Time, and in no event more than three business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates who theretofore has not submitted such holder’s Certificate or Certificates with a properly completed Election Form, a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. The Bank shall have the right to review both the letter of transmittal and the instructions prior to the Effective Time and provide reasonable comments thereon. After completion of the allocation procedure set forth in Section 1.5 and upon surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with a properly executed letter of transmittal or Election Form, as the case may be, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock which such holder of Bank Common Stock became entitled to receive pursuant to the provisions of Article I hereof and/or (y) a check representing the aggregate Per Share Cash Consideration and/or the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect

Annex A-9

of the Certificate or Certificates surrendered pursuant to the provisions of Article I, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Per Share Cash Consideration, the cash in lieu of fractional shares or the unpaid dividends and distributions, if any, payable to holders of Certificates.

(b) No dividends or other distributions declared after the Effective Time with respect to Parent Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock represented by such Certificate.

(c) If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Bank of the shares of Bank Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Parent Common Stock or cash or both, as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of the Bank who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash determined by multiplying (i) $24.00 by (ii) the fraction of a share of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.4 hereof.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Bank for twelve months after the Effective Time shall be paid to Parent. Any shareholders of the Bank who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration, the cash in lieu of fractional shares and/or the unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Bank Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, SPB, the Bank, the Exchange Agent or any other person shall be liable to any former holder of shares of Bank Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

Annex A-10

ARTICLE III

DISCLOSURE SCHEDULES

Prior to the execution and delivery of this Agreement, the Bank has delivered to Parent and SPB, and Parent has delivered to the Bank, a schedule (in the case of the Bank, the “Bank Disclosure Schedule,” and in the case of Parent, the “Parent Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Article IV, in the case of the Bank, or Article V, in the case of Parent, or to one or more of such party’s covenants contained in Article VI.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BANK

Subject to Article III, the Bank hereby represents and warrants to Parent and SPB as follows:

4.1 Corporate Organization. (a) The Bank is a national banking association duly organized, validly existing and in good standing under the laws of the United States of America. The Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be licensed or qualified would not have a Material Adverse Effect (as defined below) on the Bank. The Articles of Association and Bylaws of the Bank, copies of which have previously been made available to SPB, are true and correct copies of such documents as in effect as of the date of this Agreement. The deposit accounts of the Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent or the Bank, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole, other than any such effect attributable to or resulting from (v) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (w) any change in GAAP or regulatory accounting principles applicable to banks, thrifts or their holding companies generally, (x) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, (y) any action or omission of the Bank or Parent or any Subsidiary of either of them taken in accordance with the terms of this Agreement or with the prior written consent of the other party hereto, or (z) any expenses incurred by such party in connection with this Agreement or the transactions contemplated hereby, or (ii) the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby.

(b) Each of the Bank’s Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of the Bank’s Subsidiaries has the corporate (or equivalent) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be licensed or qualified would not have a Material Adverse Effect on such Subsidiary. The certificates of incorporation, bylaws and similar governing documents of each Subsidiary of the Bank, copies of which have previously been made available to Parent, are true and correct copies of such documents as in effect as of the date of this Agreement. As used in this Agreement, the word “Subsidiary” when used with respect to any party means any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

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(c) The minute books of the Bank and each of its Subsidiaries contain true and correct records of all meetings and other corporate (or equivalent) actions held or taken since December 31, 2001 through August 31, 2005 of their respective shareholders, members or partners, as the case may be, and Boards of Directors or similar governing authority (including committees thereof).

4.2 Capitalization. (a) The authorized capital stock of the Bank consists only of 52,000 shares of Bank Common Stock. As of the date of this Agreement, there were 51,140 shares of Bank Common Stock issued and outstanding. As of the date of this Agreement, there were 860 shares of Bank Common Stock reserved for issuance pursuant to the Bank’s stock bonus plan (the “Stock Bonus Plan”). All of the issued and outstanding shares of Bank Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The Bank does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Bank Common Stock or any other equity security of the Bank or any securities representing the right to purchase or otherwise receive any shares of Bank Common Stock or any other equity security of the Bank.

(b) Section 4.2(b) of the Bank Disclosure Schedule sets forth a true and correct list of all of the Subsidiaries of the Bank. The Bank owns, directly or indirectly, all of the issued and outstanding shares of the capital stock or other equity interests of each of such Subsidiaries, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares or equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of the Bank has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity interest of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity interest of such Subsidiary.

4.3 Authority; No Violation. (a) The Bank has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Bank. The Board of Directors of the Bank has directed that this Agreement and the transactions contemplated hereby be submitted to the Bank’s shareholders for approval at a meeting of such shareholders and, except for the approval and adoption of this Agreement by the requisite vote of the Bank’s shareholders, no other corporate proceedings on the part of the Bank are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Bank and (assuming due authorization, execution and delivery by Parent and SPB) this Agreement constitutes a valid and binding obligation of the Bank, enforceable against the Bank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, receivership and similar laws affecting creditors’ rights and remedies generally.

(b) Except as may be set forth in Section 4.3(b) of the Bank Disclosure Schedule, neither the execution and delivery of this Agreement or the Bank Merger Agreement by the Bank, nor the consummation by the Bank of the transactions contemplated hereby or thereby, nor compliance by the Bank with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Articles of Association or Bylaws of the Bank or the certificates of incorporation, bylaws or similar governing documents of any of its Subsidiaries, or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Bank or any of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective material properties or assets of the Bank or any

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of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Bank or any of its Subsidiaries is a party, or by which they or any of their respective material properties or assets may be bound or affected.

4.4 Consents and Approvals. Except for (a) the approval of this Agreement by the requisite vote of the shareholders of the Bank, and (b) such filings, authorizations or approvals as may be set forth in Section 4.4 of the Bank Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or with any third party are required to be made by the Bank in connection with (1) the execution and delivery by the Bank of this Agreement and (2) the consummation by the Bank of the Merger and the other transactions contemplated hereby.

4.5 Regulatory Reports. The Bank and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2000 with the Comptroller of the Currency (the “Comptroller”), or any other federal or state regulatory authority having or claiming regulatory jurisdiction over them, or any self-regulatory organization (“SRO,” and collectively with the Comptroller and such other regulatory authorities, the “Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of the Bank and its Subsidiaries, and except as may be set forth in Section 4.5 of the Bank Disclosure Schedule, no Regulatory Agency has initiated any proceeding or, to the knowledge of the Bank, investigation into the business or operations of the Bank or any of its Subsidiaries since December 31, 2001. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of the Bank or any of its Subsidiaries.

4.6 Financial Statements. The Bank has previously made available to Parent copies of (a) the consolidated balance sheets of the Bank and its Subsidiaries as of December 31 for the fiscal years 2003 and 2004, and the related consolidated statements of income, stockholders’ equity and cash flows of the Bank and its Subsidiaries for the fiscal years 2003 and 2004, accompanied by the audit report of KPMG LLP, independent public accountants with respect to the Bank (the “2004 Audited Financial Statements”) and (b) the consolidated balance sheet of the Bank and its Subsidiaries as of September 30, 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for the nine-month period then ended (the “September 30 Unaudited Financial Statements” and together with the 2004 Audited Financial Statements, the “Financial Statements”). Each of the December 31, 2004 and September 30, 2005 consolidated balance sheets of the Bank (including the related notes, where applicable) fairly present the consolidated financial position of the Bank and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 4.6 (including the related notes, where applicable) fairly present, and the financial statements to be provided to Parent after the date hereof will fairly present (subject, in the case of each of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial position of the Bank and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be provided to Parent after the date hereof will comply, in all material respects, with applicable accounting requirements; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be provided to Parent after the date hereof will be, prepared in accordance with generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as indicated in the notes thereto. The books and records of the Bank and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

4.7 Broker’s Fees. Neither the Bank nor any Subsidiary of the Bank nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that the Bank has engaged, and will pay a fee or commission to, Milestone Advisors (“Milestone”) and FinPro, Inc. (“FinPro”) in

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accordance with the terms of letter agreements between Milestone and the Bank, and FinPro and the Bank, true and correct copies of which have been previously made available by the Bank to Parent.

4.8 Absence of Certain Changes or Events. (a) Except as may be set forth in Section 4.8(a) of the Bank Disclosure Schedule, or as disclosed in the Financial Statements, since December 31, 2004 there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect (as defined herein) on the Bank.

(b) Except as may be set forth in Section 4.8(b) of the Bank Disclosure Schedule or as disclosed in the Financial Statements, since December 31, 2004 the Bank and its Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

(c) Except as may be set forth in Section 4.8(c) of the Bank Disclosure Schedule, since December 31, 2004 neither the Bank nor any of its Subsidiaries has (i) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2004 (other than increases in wages or salaries with respect to any such individual equaling less than 10%), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus (except for salary increases, bonus payments, grants under the Stock Bonus Plan and severance or termination payments made in the ordinary course of business consistent with past practices), (ii) suffered any strike, work stoppage, slowdown, or other labor disturbance, (iii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, or (iv) had any union organizing activities.

4.9 Legal Proceedings. (a) Except as may be set forth in Section 4.9(a) of the Bank Disclosure Schedule, neither the Bank nor any of its Subsidiaries is a party to any, and there are no pending or, to the Bank’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Bank or any of its Subsidiaries including any such proceeding challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) Except as may be set forth in Section 4.9(b) of the Bank Disclosure Schedule, there is no injunction, order, judgment or decree imposed upon the Bank, any of its Subsidiaries or the assets of the Bank or any of its Subsidiaries.

4.10 Taxes. (a) Except as may be set forth in Section 4.10(a) of the Bank Disclosure Schedule, each of the Bank and its Subsidiaries has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns (as hereinafter defined) required to be filed at or prior to the Effective Time, and all such Tax Returns are true, correct, and complete in all material respects, and (ii) paid in full or made adequate provision in the financial statements of the Bank (in accordance with GAAP) for all Taxes (as hereinafter defined) required to be paid by them, whether or not shown to be due on such Tax Returns. Except as set forth in Section 4.10(a) of the Bank Disclosure Schedule, as of the date hereof (i) neither the Bank nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding, (ii) with respect to each taxable period of the Bank and its Subsidiaries, the federal and state income Tax Returns of the Bank and its Subsidiaries have been audited by the Internal Revenue Service (“IRS”) or appropriate state tax authorities through December 31, 1991 or the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review, and (iii) there are no claims, audits or assessments pending against the Bank or any of its Subsidiaries for any alleged deficiency in Taxes, and the Bank has not been notified in writing of any proposed Tax claims, audits or assessments against the Bank or any of its Subsidiaries (other than, in each case, claims, audits or assessments for which adequate reserves in the financial statements of the Bank have been established). There are no material liens for Taxes upon the assets of the Bank or any of its Subsidiaries, other than liens for current Taxes not yet due and payable. Neither the Bank nor any Subsidiary is a party to any agreement or arrangement that would reasonably be

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expected to result, as a result of the consummation of the transactions contemplated hereby (including the Merger), separately or in the aggregate, in the actual or deemed payment by the Bank or any Subsidiary of any “excess parachute payments” within the meaning of Section 280G of the Code, or that would be nondeductible under Section 162(m) of the Code. All Taxes required to be withheld, collected or deposited by or with respect to the Bank and its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and, to the extent required, have been paid to the relevant taxing authority. Neither the Bank nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code (or any similar provision of law or regulations) by reason of a change in accounting method. Neither the Bank nor any of its Subsidiaries has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither the Bank nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.

(b) For the purposes of this Agreement, “Taxes” shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto. For purposes of this Agreement, “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

4.11 Employees. (a) Section 4.11(a) of the Bank Disclosure Schedule sets forth a true and correct list of each deferred compensation plan, incentive compensation plan, equity compensation plan, “welfare” plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, change in control, executive compensation, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Bank or of its Subsidiaries or to which the Bank or any of its Subsidiaries has or may have any liability, contingent or otherwise, either directly or as a result of an ERISA Affiliate (as defined below), one or more present or former employees, directors, agents, or independent contractors of the Bank, any of its Subsidiaries or any ERISA Affiliate (the “Plans”). “ERISA Affiliate” means any person that, together with the Bank or any of its Subsidiaries, is or was at any time treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and any general partnership of which the Bank or any of its Subsidiaries is or has been a general partner. For purposes of the following provisions of this Section 4.11, the terms “Bank” and any of its “Subsidiaries” includes any ERISA Affiliate.

(b) The Bank has heretofore made available to Parent with respect to each of the Plans true and correct copies of each of the following documents, if applicable: (i) the Plan document and any amendment thereto; (ii) any related trust or other funding vehicle; (iii) the actuarial report for such Plan for the most recent three years for which such reports are available; (iv) the most recent determination letter from the IRS for such Plan, and (v) the most recent summary plan description and related summaries of material modifications.

(c) Except as may be set forth in Section 4.11(c) of the Bank Disclosure Schedule: each of the Plans is in material compliance with the applicable law, including the Code and ERISA; there is no material liability relating to the Plans (with materiality determined with respect to the Plans in the aggregate) that has not been disclosed on the Bank’s financial statements in accordance with GAAP and any other applicable legal and accounting requirements, as described in Section 4.6, and such liability with respect to any Plan will not materially increase as a result of the Merger; each of the Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS and, to the Bank’s knowledge, no event has occurred that would reasonably be expected to affect such determination; no Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code; neither the Bank nor any ERISA Affiliate has incurred, directly or indirectly, any liability to or on account of a Plan pursuant to Title IV of ERISA (other than liability for premiums due the Pension Benefit Guaranty Corporation (the “PBGC”) (which premiums have been paid when due)); to the knowledge of the Bank no proceedings have been instituted to terminate any Plan that is subject to Title IV of ERISA; no “reportable event,” as such term is defined in

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Section 4043(c) of ERISA, has occurred with respect to any Plan (other than a reportable event with respect to which the thirty day notice period has been waived); as of the date of this Agreement, the present value of the accrued benefits of the Bank’s tax-qualified defined benefit plan (using the interest rate applicable to lump sum distributions as of such date) does not exceed the market value of the assets by more than $600,000; neither the Bank nor any of its Subsidiaries has any liability with respect to post-retirement health, medical or life insurance benefits for retired, former or current employees or directors of the Bank or any of its Subsidiaries; and no condition exists that presents a material risk to the Bank of incurring a liability to or on account of a Plan pursuant to Title IV of ERISA (other than liability for premiums due the PBGC); no contract, Plan or arrangement (written or otherwise) (including provisions that become operative by virtue of this Agreement) covering any employee or former employee of the Bank or any of its Subsidiaries provides for payments that would not be deductible under Section 162(m) of the Code; no contract, Plan or arrangement (written or otherwise) (including provisions that become operative by virtue of this Agreement) covering any disqualified individual (within the meaning of Section 280G(c) of the Code) of the Bank or any of its Subsidiaries provides for payments (including but not limited to liability associated with any gross-up payment under any such contract, Plan or arrangement) that will result in any nondeductible compensation under Section 280G(a) of the Code or will result in an excise tax payable by such disqualified individuals under Section 4999 of the Code; no Plan contains any provision or is subject to any law that would prohibit the transactions contemplated by this Agreement or that would give rise to any vesting of benefits, severance, termination, or other payments or liabilities as a result of the transactions contemplated by this Agreement; all Plans that are subject to the requirements to Section 409A of the Code have been operated and maintained in accordance with such requirements and neither the Bank nor any of its Subsidiaries has entered into any agreement with, or has any obligation, direct or indirect, to, any current or former employee, director, independent contractor or agent to indemnify such individual for any excise or other taxes that would result from the failure to operate such Plan in accordance with the requirements of Section 409A of the Code; no Plan is a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) and no Plan is a multiple employer plan as defined in Section 413 of the Code; and there are no pending or, to the knowledge of the Bank, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto.

4.12 Bank Information. The information relating to the Bank and its Subsidiaries which is provided to Parent by the Bank for inclusion in the proxy statement relating to the meeting of the Bank’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (the “Proxy Statement”) and the registration statement on Form S-4 (the “S-4”) in which the Proxy Statement will be included as a prospectus, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof provided by Parent or that relate to Parent or any of its Subsidiaries) will comply with the provisions of applicable law.

4.13 Compliance with Applicable Law. The Bank and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied, in all material respects, with and are not in default in any material respect under, any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Bank or any of its Subsidiaries, and neither the Bank nor any of its Subsidiaries has received notice of any violations of any of the above.

4.14 Certain Contracts. (a) Except as set forth in Section 4.14(a) of the Bank Disclosure Schedule, neither the Bank nor any of its Subsidiaries is a party to or bound by any contract (whether written or oral) (i) with respect to the employment of any directors, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from Parent, SPB, the Bank, the Receiving Bank or any of their respective Subsidiaries to any officer, director or consultant of the Bank or any of its Subsidiaries, (iii) as of the

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date of this Agreement which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the Securities and Exchange Commission (the “SEC”)) to be performed after the date of this Agreement, (iv) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 90 days or less notice involving the payment of more than $25,000 per annum in the case of any one such agreement or $50,000 in total payments in the case of any one such agreement, or (v) which materially restricts the conduct of any line of business by the Bank or any of its Subsidiaries. Each contract of the type described in clause (iii) of this Section 4.14(a), whether or not set forth in Section 4.14(a) of the Bank Disclosure Schedule, is referred to herein as a “Bank Contract.” The Bank has previously delivered or made available to Parent true and correct copies of each contract of the type described in this Section 4.14(a).

(b) Except as set forth in Section 4.14(b) of the Bank Disclosure Schedule, (i) each Bank Contract is valid and binding and in full force and effect, (ii) the Bank and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Bank Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of the Bank or any of its Subsidiaries under any Bank Contract, and (iv) no other party to any Bank Contract is, to the knowledge of the Bank, in default in any respect thereunder.

(c) Each contract (whether written or oral) between the Bank or any of its Subsidiaries and any officer, director, employee, shareholder or affiliate of the Bank or any of its Subsidiaries (i) is listed in Section 4.14(c) of the Bank Disclosure Schedule, (ii) was entered into on an arm’s length basis and (iii) contains only customary commercial terms and conditions (including financial terms) on a fair market value basis.

4.15 Agreements with Regulatory Agencies. Except as may be set forth in Section 4.15 of the Bank Disclosure Schedule, neither the Bank nor any of its Subsidiaries is or since December 31, 2001 has been subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Section 4.15 of the Bank Disclosure Schedule, a “Regulatory Agreement”), any Regulatory Agency that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has the Bank or any of its Subsidiaries been advised by any Regulatory Agency that it is considering issuing or requesting any Regulatory Agreement.

4.16 Environmental Matters. Except as may be set forth in Section 4.16 of the Bank Disclosure Schedule:

(a) To the knowledge of the Bank, each of the Bank and its Subsidiaries, and each of the Participation Facilities and the Loan Properties (each as hereinafter defined), are in compliance with all applicable federal, state and local laws, including common law, regulations and ordinances, and with all applicable decrees, orders and contractual obligations relating to pollution or the discharge of, or exposure to, Hazardous Materials (as hereinafter defined) in the environment or workplace (“Environmental Laws”);

(b) There is no suit, claim, action or proceeding pending or, to the knowledge of the Bank, threatened, before any Governmental Entity or other forum in which the Bank or any of its Subsidiaries, or, to the knowledge of the Bank, any Participation Facility or any Loan Property, has been or may be, named as a defendant (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by the Bank or any of its Subsidiaries, any Participation Facility or any Loan Property; and

(c) To the knowledge of the Bank, during the period of (x) the Bank’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (y) the Bank’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) the Bank’s or any of its

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Subsidiaries’ interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property in a manner that requires remediation under any Environmental Law. To the knowledge of the Bank, prior to the period of (x) the Bank’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (y) the Bank’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) the Bank’s or any of its Subsidiaries’ interest in a Loan Property, there was no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property in a manner than requires remediation under any Environmental Law.

The following definitions apply for purposes of this Section 4.16: (x) “Hazardous Materials” means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other regulated substances or materials, (y) “Loan Property” means any property in which the Bank or any of its Subsidiaries holds a security interest, and, where required by the context, said term means the owner or operator of such property; and (z) “Participation Facility” means any facility in which the Bank or any of its Subsidiaries operates or participates in the management and, where required by the context, said term means the owner or operator of such facility.

4.17 Opinion. Prior to the execution of this Agreement, the Bank has received an opinion from Milestone and FinPro to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the shareholders of the Bank is fair to such shareholders from a financial point of view.

4.18 Approvals. As of the date of this Agreement, the Bank knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained.

4.19 Loan Portfolio. (a) Except as may be set forth in Section 4.19(a) of the Bank Disclosure Schedule, neither the Bank nor any of its Subsidiaries is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), (x) the unpaid principal balance of which exceeds $125,000, and under the terms of which the obligor was, as of September 30, 2005, over 90 days delinquent in payment of principal or interest, or (y) to the knowledge of the Bank, the unpaid principal balance of which exceeds $500,000 and which the obligor is in material default of any other provision under such Loan (for purposes of this clause (y), the failure of a borrower to deliver financial and other data on a timely basis to the Bank as required by the relevant loan agreement shall not deemed a material default), or (ii) Loan with any director, executive officer or five percent or greater shareholder of the Bank or any of its Subsidiaries, or to the knowledge of the Bank, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 4.19(a) of the Bank Disclosure Schedule sets forth (i) all of the Loans in original principal amount in excess of $125,000 of the Bank or any of its Subsidiaries that as of September 30, 2005, were classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan as of such date and the identity of the borrower thereunder, (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of the Bank and its Subsidiaries that as of September 30, 2005, were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category and (iii) each asset of the Bank that as of September 30, 2005, was classified as “Other Real Estate Owned” and the book value thereof.

(b) To the knowledge of the Bank, each Loan in original principal amount in excess of $125,000 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in

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accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

4.20 Property. Each of the Bank and its Subsidiaries has good and marketable title free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the consolidated balance sheet of the Bank as of December 31, 2004 or acquired after such date, except (i) liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other liens incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the respective property as such property is used on the date of this Agreement, (iv) for dispositions of or encumbrances on such properties or assets in the ordinary course of business, (v) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carriers’ and other similar liens and encumbrances arising in the ordinary course of business, (vi) liens securing obligations that are reflected in such consolidated balance sheet or (vii) the lessor’s interest in any such property that is leased. All leases pursuant to which the Bank or any Subsidiary of the Bank, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms and neither the Bank nor any of its Subsidiaries nor, to the knowledge of the Bank, any other party thereto, is in default thereunder.

4.21 Reorganization. As of the date of this Agreement, the Bank has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

4.22 Takeover Laws and Charter Provisions. The Bank has taken all necessary action to exempt the transactions contemplated by this Agreement from all applicable takeover laws and any comparable provisions in the Articles of Association or Bylaws of the Bank.

4.23 Insurance. The Bank and its Subsidiaries have policies of insurance to which the Bank or its Subsidiaries are parties or that provide coverage to the Bank and its Subsidiaries and all such policies: are valid and enforceable; are issued by insurers that are, to the Bank’s knowledge, financially sound and reputable; taken together, provide adequate insurance coverage for the assets and the operations of the Bank and its Subsidiaries for all risks normally insured against by a person carrying on the same business or businesses as the Bank and its Subsidiaries; and are sufficient for compliance with all legal requirements. Neither the Bank nor any Subsidiary has received (A) any refusal of coverage or any notice that a defense will be afforded with reservation of rights or (B) any notice of cancellation or any other indication that any policy of insurance is no longer in full force or effect or that the issuer of any policy of insurance is not willing or able to perform its obligations thereunder.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Article III, Parent hereby represents and warrants to the Bank as follows:

5.1 Corporate Organization. (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be licensed or qualify would not have a Material Adverse Effect on Parent. Parent is duly registered as a financial holding bank under the Bank Holding Company Act of 1956, as amended. The Articles of Incorporation and Bylaws of Parent, copies of which have previously been made available to the Bank, are true and correct copies of such documents as in effect as of the date of this Agreement.

(b) Each Subsidiary of Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary of Parent has the corporate power

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(or equivalent) and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where failure to be licensed or qualified would not have a Material Adverse Effect on the Subsidiary of Parent. The deposit accounts of each Subsidiary of Parent that is a bank are insured by the FDIC through the Bank Insurance Fund and/or the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due.

5.2 Capitalization. (a) As of the date of this Agreement, the authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 5,000,000 shares of Parent preferred stock. As of November 10, 2005, there were 46,813,572 shares of Parent Common Stock issued and outstanding and no shares of Parent Common Stock held in Parent’s treasury. As of the date of this Agreement, there were no shares of Parent preferred stock issued and outstanding. As of November 10, 2005, no shares of Parent Common Stock were reserved for issuance, except that an aggregate of 3,363,233 shares of Parent Common Stock were either (i) reserved for issuance upon the exercise of stock options pursuant to Parent’s Equity Compensation Plan, Parent’s 2005 Equity Compensation Plan, Employee Stock Purchase Plan, Stock Purchase Option of Cardinal Bancorp, Inc. effective April 13, 1993, 1994 Stock Purchase Option of Cardinal Bancorp, Inc. effective April 12, 1994, 1995 Stock Purchase Option of Cardinal Bancorp, Inc. effective April 11, 1995, 1996 Stock Purchase Option of Cardinal Bancorp, Inc. effective April 9, 1996, 1997 Stock Option of Cardinal Bancorp, Inc. effective April 8, 1997, Patriot Bank Corp. 1996 Stock-Based Incentive Plan effective June 7, 1996 and Patriot Bank Corp. 2002 Stock Option Plan effective January 31, 2002, or (ii) issuable to former shareholders of First Capitol Bank in connection with its acquisition by Parent, effective January 5, 1999, or to former shareholders of Patriot Bank Corp. in connection with its acquisition by Parent, effective June 10, 2004. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except as referred to above or reflected in Section 5.2(a) of the Parent Disclosure Schedule, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock or any other equity securities of Parent. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) Section 5.2(b) of the Parent Disclosure Schedule sets forth a true and correct list of all of the Subsidiaries of Parent as of the date of this Agreement. Except as may be set forth in Section 5.2(b) of the Parent Disclosure Schedule, as of the date of this Agreement, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of Parent, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares or equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Subsidiary of Parent has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character with any party calling for the purchase or issuance of any shares of capital stock or any other equity interest of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity interest of such Subsidiary.

5.3 Authority; No Violation. (a) Each of Parent and SPB has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by each of the Board of Directors of Parent and the Board of Directors of SPB. Parent, as sole stockholder of SPB, has approved and adopted this Agreement, the Merger and the other transactions

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contemplated hereby, and no other corporate proceedings on the part of Parent or SPB are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and SPB and (assuming due authorization, execution and delivery by the Bank) this Agreement constitutes a valid and binding obligation of each of Parent and SPB, enforceable against Parent and SPB in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, receivership and similar laws affecting creditors’ rights and remedies generally.

(b) Except as may be set forth in Section 5.3(b) of the Parent Disclosure Schedule, neither the execution and delivery of this Agreement or the Bank Merger Agreement by Parent or SPB, nor the consummation by Parent or SPB of the transactions contemplated hereby or thereby, nor compliance by Parent or SPB with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of Parent, or the articles of incorporation or bylaws or similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

5.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the Bank Merger Act, approval of such applications, notices and filings thereto, and appropriate notifications to the Comptroller, (b) the filing and declaration of effectiveness of the S-4, (c) the filing of the Certified Bank Merger Agreement with the Department, (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, (e) approval of the listing of the Parent Common Stock to be issued in the Merger on the NASDAQ/NMS, (f) approval of the transactions contemplated by this Agreement by the Commissioner of Banking and Insurance of New Jersey and filings in connection therewith pursuant to the NJ Banking Act, and (g) such filings, authorizations or approvals as may be set forth in Section 5.4 of the Parent Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are required to be made by Parent or SPB in connection with (1) the execution and delivery by Parent or SPB of this Agreement and (2) the consummation by Parent and SPB of the Merger and the other transactions contemplated hereby.

5.5 SEC Reports. Parent has previously made available to the Bank a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2000 by Parent with the SEC pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act of 1934, as amended (the “Exchange Act”), (such filed documents, the “Parent Reports”) and (b) communication mailed by Parent to its shareholders since December 31, 2000, and no such Parent Report (when filed and at its respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Parent has timely filed all Parent Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 2000, and, as of their respective dates, all Parent Reports complied with the published rules and regulations of the SEC with respect thereto.

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5.6 Financial Statements. Parent has previously made available to the Bank copies of (a) the consolidated balance sheet of Parent and its Subsidiaries as of December 31 for the fiscal years 2003 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for the fiscal years 2002, 2003 and 2004 accompanied by the audit report of PricewaterhouseCoopers LLP, independent public accountants with respect to Parent (the “2004 Parent Audited Financial Statements”) and (b) the consolidated balance sheet of Parent and its Subsidiaries as of September 30, 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for the nine-month period then ended (the “September 30 Parent Unaudited Financial Statements”). The December 31, 2004 and September 30, 2005 consolidated balance sheets of Parent (including the related notes, where applicable) fairly present the consolidated financial position of Parent and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 5.6 (including the related notes, where applicable) fairly present, and the financial statements to be filed with the SEC after the date hereof will fairly present (subject, in the case of each of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed with the SEC after the date hereof will comply, in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed with the SEC after the date hereof will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC. The books and records of Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

5.7 Broker’s Fees. Neither Parent nor any Subsidiary of Parent, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Parent has engaged, and will pay a fee or commission to, Keefe, Bruyette & Woods, Inc. (“KBW”).

5.8 Absence of Certain Changes or Events. Except as may be set forth in Section 5.8 of the Parent Disclosure Schedule, or as disclosed in the 2004 Parent Audited Financial Statements or the September 30 Parent Unaudited Financial Statements or any Parent Report (as defined in Section 5.5) filed with the SEC prior to the date of this Agreement, since December 31, 2004 there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Parent.

5.9 Taxes. (a) Except as may be set forth in Section 5.9(a) of the Parent Disclosure Schedule, each of Parent and its Subsidiaries has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns required to be filed at or prior to the Effective Time, and all such Tax Returns are true, correct, and complete in all material respects, and (ii) paid in full or made adequate provision in the financial statements of Parent (in accordance with GAAP) for all Taxes required to be paid by them, whether or not shown to be due on such Tax Returns. Except as set forth in Section 5.9(a) of the Parent Disclosure Schedule, as of the date hereof (i) neither Parent nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding, (ii) with respect to each taxable period of Parent and its Subsidiaries, the federal and state income Tax Returns of Parent and its Subsidiaries have been audited by the IRS or appropriate state tax authorities through December 31, 2000 or the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review, and (iii) there are no claims, audits or assessments pending against Parent or any of its Subsidiaries for any alleged deficiency in Taxes, and Parent has not been notified in writing of any proposed Tax claims, audits or assessments against Parent or any of its Subsidiaries (other than, in each case, claims, audits or assessments for which adequate reserves in the financial statements of Parent have been established). There are no material liens for Taxes upon the assets of Parent or any of its Subsidiaries, other than liens for current Taxes not yet due and

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payable. None of Parent or any Subsidiary is a party to any agreement or arrangement that would reasonably be expected to result, as a result of the consummation of the transactions contemplated hereby (including the Merger), separately or in the aggregate, in the actual or deemed payment by Parent or any Subsidiary of any “excess parachute payments” within the meaning of Section 280G of the Code or that would be nondeductible under Section 162(m) of the Code. All Taxes required to be withheld, collected or deposited by or with respect to Parent and its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and, to the extent required, have been paid to the relevant taxing authority. Neither Parent nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code (or any similar provision of law or regulations) by reason of a change in accounting method.

5.10 Parent Information. The information relating to Parent and its Subsidiaries to be contained in the Proxy Statement and the S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate to the Bank or any of its Subsidiaries) will comply with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder.

5.11 Compliance with Applicable Law. Parent and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied, in all material respects, with and are not in default in any material respect under, any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries has received notice of any violations of any of the above.

5.12 Agreements with Regulatory Agencies. Except as may be set forth in Section 5.12 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is or since December 31, 2001 has been subject to any cease-and-desist or other order issued by, or is a party to any Regulatory Agreement whether or not set forth on Section 5.12 of the Parent Disclosure Schedule with, any Regulatory Agency that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Parent or any of its Subsidiaries been advised by any Regulatory Agency that it is considering issuing or requesting any Regulatory Agreement.

5.13 Approvals. As of the date of this Agreement, Parent knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including the Merger) should not be obtained.

5.14 Reorganization. As of the date of this Agreement, Parent has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1 Covenants of the Bank. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Parent, the Bank and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, and except as set forth in Section 6.1 of the Bank Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by Parent, the Bank shall not, and shall not permit any of its Subsidiaries to:

(a) solely in the case of the Bank or a Subsidiary which is not a wholly-owned Subsidiary, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, other than normal quarterly dividends on Bank Common Stock not in excess of $16.00 per share;

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(b) (i) repurchase, redeem or otherwise acquire (except for the acquisition of Trust Account Shares and DPC Shares, as such terms are defined in Section 1.4(d) hereof) any shares of the capital stock of the Bank or any Subsidiary of the Bank, or any securities convertible into or exercisable for any shares of the capital stock of the Bank or any Subsidiary of the Bank, (ii) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, except that the Bank shall be permitted to issue up to ten shares of Bank Common Stock pursuant to the Stock Bonus Plan;

(c) amend its Articles of Association, Bylaws or other similar governing documents;

(d) make any capital expenditures other than those which are made in the ordinary course of business or are necessary to maintain existing assets in good repair;

(e) enter into any new line of business;

(f) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, which would be material, individually or in the aggregate, to the Bank, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practices;

(g) take any action or enter into any agreement that would reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(c)) or take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(h) change its methods of accounting in effect at December 31, 2004, except as required by changes in GAAP or regulatory accounting principles as concurred to by the Bank’s independent auditors, or make any Tax election or enter into any agreement or arrangement with respect to Taxes;

(i) (i) except as set forth in Section 7.9 hereof, as required by applicable law or as required to maintain qualification pursuant to the Code, adopt, amend, or terminate any employee benefit plan (including any Plan) or any agreement, arrangement, plan or policy between the Bank or any Subsidiary of the Bank and one or more of its current or former directors, officers or employees (including without limitation any retention, stay bonus, severance or change-of-control agreement, arrangement, plan or policy), except that the Bank may make the bonus payments described in Section 6.1(i) of the Bank Disclosure Schedule, or (ii) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Plan or agreement as in effect as of the date hereof (including the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares) except that the Bank shall be permitted to issue up to ten shares of Bank Common Stock pursuant to the Stock Bonus Plan;

(j) other than activities in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;

(k) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, engage in any repurchase transactions or assume, guarantee, endorse or

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otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(l) change its existing deposit policy, incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practice, or accept any brokered deposit having a maturity longer than 365 days;

(m) sell, purchase, enter into a lease, relocate, open or close any banking or other office, or file any application pertaining to such action with any Regulatory Agency;

(n) change any of its commercial or consumer loan policies, including credit underwriting criteria, or make any material exceptions thereto;

(o) purchase any mortgage loan servicing rights;

(p) create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for property or services to which the Bank or any of its Subsidiaries is a party or by which the Bank or any of its Subsidiaries or their respective properties is bound, other than the renewal in the ordinary course of business of any lease the term of which expires prior to the Closing Date;

(q) take, cause to be taken or omit to take any action which would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

(r) agree to do any of the foregoing.

6.2 Covenants of Parent. Except as set forth in Section 6.2 of the Parent Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by the Bank, Parent shall not, and shall not permit any of its Subsidiaries to:

(a) solely in the case of Parent, declare or pay any dividends on or make any other distributions in respect of any of its capital stock other than its current quarterly dividends; provided, however, that nothing contained herein shall prohibit Parent from increasing the quarterly cash dividend on the Parent Common Stock in a manner consistent with past practice;

(b) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(c) take any action or enter into any agreement that would reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(c));

(d) take, cause to be taken or omit to take any action which would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

(e) agree to do any of the foregoing.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Regulatory Matters. (a) Parent shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of the Bank and Parent shall use its reasonable best

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efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Bank shall thereafter mail the Proxy Statement to its shareholders. Parent shall also use its reasonable best efforts to obtain as promptly as practicable all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger). The Bank and Parent shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Bank or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

(c) Parent and the Bank shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of parent, the Bank or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d) Parent and the Bank shall promptly furnish each other with copies of written communications received by Parent or the Bank, as the case may be, or any of their respective Subsidiaries, affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

7.2 Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, it shall, and shall cause its Subsidiaries to, make available to the other party all information concerning its business, properties and personnel as the other party may reasonably request. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All information furnished by either party to the other pursuant to Section 7.2(a) shall be subject to, and the receiving party shall hold all such information in confidence in accordance with, the provisions of the confidentiality agreements, dated July 27, 2005 (the “Confidentiality Agreement”), between Parent and the Bank.

(c) No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

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7.3 Certain Actions. (a) Except with respect to this Agreement and the transactions contemplated hereby and except as otherwise permitted in this Section 7.3, the Bank will not, and will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, agents, affiliates (as such term is used in Rule 12b-2 under the Exchange Act) or representatives (collectively, “Representatives”) to, directly or indirectly, (i) initiate, solicit, encourage or take any action to facilitate (including by way of furnishing information) any Acquisition Proposal (as defined below) or any inquiries with respect to or the making of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Bank or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Bank or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal, (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Acquisition Proposal, (v) fail to make, withdraw or modify in a manner adverse to Parent its recommendation to its shareholders referred to in Section 7.4 hereof, or (vi) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Bank.

(b) Notwithstanding anything herein to the contrary, the Bank and its Board of Directors shall be permitted (i) to engage in any discussions or negotiations with, or provide any information to, any person in response to a Superior Proposal (as defined below) by any such person, if and only to the extent that (x) the Bank’s Board of Directors concludes in good faith, after consultation with outside counsel, that failure to do so would constitute a breach of its fiduciary duties to the Bank’s shareholders under applicable law, (y) prior to providing any information or data to any person in connection with a Superior Proposal by any such person, the Bank’s Board of Directors receives from such person an executed confidentiality agreement on terms no less favorable to the Bank than those contained in the Confidentiality Agreement (a copy of which executed confidentiality agreement shall have been provided to Parent for informational purposes), and (z) at least 72 hours prior to providing any information or data to any person or entering into discussions or negotiations with any person, the Bank notifies Parent in writing promptly of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any inquiries, proposals or offers, and (ii) to withdraw or modify in a manner adverse to Parent its recommendation to its shareholders referred to in Section 7.4 hereof in order to accept a Superior Proposal. The Bank will promptly (and in any event within 24 hours) notify Parent in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall describe the Acquisition Proposal and identify the third party making the same.

(c) The Bank agrees that it will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal.

(d) For purposes of this Section 7.3:

(i) The term “Acquisition Proposal” means any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving the Bank or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, the Bank or any of its Subsidiaries.

(ii) The term “Superior Proposal” means, with respect to the Bank, any bona-fide, unsolicited written Acquisition Proposal made by a person other than Parent which is on terms which the Board of Directors of the Bank in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all break-up fees, expense reimbursement provisions and conditions to consummation and all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, (A) is more favorable to its shareholders (in their capacities as shareholders) than the transactions contemplated by this Agreement and for which financing, to the

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extent required, is then fully committed or reasonably determined to be available by the Board of Directors of the Bank, and (B) is reasonably capable of being completed.

(e) If a Payment Event (as hereinafter defined) occurs, the Bank shall pay to Parent (by wire transfer of immediately available funds), within two (2) Business Days following such Payment Event, a fee of $7,000,000 (the “Break-up Fee”).

“Payment Event” means (x) the termination of this Agreement by SPB pursuant to Section 9.1(f) (as a result of a breach by the Bank of any of its covenants under Section 7.3(a) or (c), or Section 7.4) or pursuant to Section 9.1(h), or (y) the occurrence of any of the following events within twelve (12) months of the termination of this Agreement pursuant to Section 9.1(c), provided that an Acquisition Proposal shall have been made after the date hereof and prior to such termination (which shall not have been withdrawn in good faith prior to such termination): (i) the Bank merges with or into, or is acquired, directly or indirectly, by merger or otherwise by, a Third Party; (ii) a Third Party, directly or indirectly acquires more than 50% of the total assets of the Bank and its Subsidiaries, taken as a whole; (iii) a Third Party, directly or indirectly, acquires more than 50% of the outstanding Bank Common Stock; or (iv) the Bank adopts or implements a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding Bank Common Stock or an extraordinary dividend relating to more than 50% of the outstanding Bank Common Stock or 50% of the assets of the Bank and its Subsidiaries, taken as a whole. As used herein, “Third Party” means any person as defined in Section 13(d) of the Exchange Act (other than Parent or its affiliates).

(f) The Bank acknowledges that the agreements contained in Section 7.3(e) are an integral part of the transactions contemplated in this Agreement and that without these agreements Parent would not enter into this Agreement. Accordingly, in the event the Bank fails to pay to Parent the Break-up Fee, promptly when due, the Bank shall, in addition thereto, pay to Parent all costs and expenses (including attorney’s fees and disbursements) incurred in collecting such Break-up Fee together with interest on the amount of the Break-up Fee (or any unpaid portion thereof), from the date such payment was due until the date such payment is received by Parent, accrued at the fluctuating prime rate (as quoted in The Wall Street Journal) as in effect from time to time during the period.

7.4 Bank Shareholder Meeting. The Bank shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby. Subject to the right of the Bank and its Board of Directors to take action permitted by Section 7.3(b) with respect to a Superior Proposal, the Bank will, through its Board of Directors, recommend to its shareholders approval and adoption of this Agreement, the merger and the other transactions contemplated hereby and such other matters as may be submitted to its shareholders in connection with this Agreement.

7.5 Legal Conditions to Merger. Each of Parent and the Bank shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Bank or Parent or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of such consent, authorization, order or approval.

7.6 Affiliates. The Bank shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of the Bank to deliver to Parent, as soon as practicable after the date of this Agreement, a written agreement, in the form of Exhibit 7.6 hereto.

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7.7 Monthly and Interim Financial Statements. From and after the date hereof until the Closing or termination of this Agreement under Article IX, the Bank will deliver to Parent, (a) consolidated statements of income for the Bank and its Subsidiaries for each month, for that part of the fiscal year ending with such month and, if such month is the end of a calendar quarter, the calendar quarter ending with such month, and (b) the related consolidated balance sheets as at the end of such month, as soon as available and in any event within 15 calendar days after the end of each calendar month in the case of the financial statements as of and for the monthly and year-to-date periods, and within 25 calendar days after the end of such month in the case of the financial statements as of and for the quarterly periods, in each case certified by the chief financial officer of the Bank to the effect set forth in Section 4.6.

7.8 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ/NMS, subject to official notice of issuance, as of the Effective Time.

7.9 Employee Benefit Plans; Existing Agreements. (a) Following the Effective Time, the employees of the Bank and its Subsidiaries (the “Bank Employees”) shall be eligible to participate in employee benefit plans, including severance plans (each a “Parent Plan”), of Parent or its Subsidiaries in which similarly situated employees of Parent or its Subsidiaries participate, to the same extent that similarly situated employees of Parent or its Subsidiaries participate; provided, however, that, in the case of all benefits then provided to the Bank Employees, until the first anniversary of the Effective Time, Parent may instead provide such employees with participation in the employee benefit plans of the Bank on a basis that is no less favorable to such employees than those plans in which they participated immediately prior to the Effective Time (it being understood that inclusion of Bank Employees in Parent’s employee benefit plans may occur at different times with respect to different plans). From and after the Effective Time, Parent may elect not to provide to the Bank Employees any benefits which are not then provided by Parent and its Subsidiaries to their employees notwithstanding that such benefits were provided by the Bank and its Subsidiaries to their employees immediately prior to the Effective Time. In the case of benefits which are provided at the Effective Time by Parent to employees of Parent and its Subsidiaries but are not then provided by the Bank and its Subsidiaries to their employees, Parent will as soon as possible, and in all events within one year, after the Effective Time include the Bank Employees in the plans under which such benefits are made available.

(b) With respect to each Parent Plan for which length of service is taken into account for any purpose, service with the Bank or any of its Subsidiaries (or predecessor employers to the extent the Bank provides past service credit) shall be treated as service with Parent for purposes of determining eligibility to participate, vesting, and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of defined benefit pension benefits); provided however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Parent Plan shall waive pre-existing condition limitations with respect to Bank Employees. Bank Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plan.

(c) As of the Effective Time, Parent shall assume and honor and shall cause the appropriate Subsidiaries of Parent to assume and to honor in accordance with their terms all agreements listed in Section 7.9(c) of the Bank Disclosure Schedule (the “Benefit Agreements”). Parent acknowledges and agrees that the Merger will constitute a “change in control” of the Bank for all purposes under such agreements. The provisions of this Section 7.9(c) are intended to be for the benefit of, and shall be enforceable by, each director, officer or employee that is a party to any Benefit Agreement.

(d) Any person who is serving as an employee of the Bank as of the date of this Agreement (other than those employees who, pursuant to Section 7.14 hereof, enter into employment agreements with SPB) whose

Annex A-29

employment is discontinued by Parent or SPB within one year after the Effective Time (unless termination of such employment is for Cause (as defined below)) shall be entitled to a severance payment from Parent or SPB equal in amount to two weeks’ base pay for each full year such employee was employed by the Bank or any successor or predecessor thereto, subject to a minimum of four weeks’ severance and a maximum of 26 weeks’ severance. For purposes of this Section 7.9(d), “Cause” shall mean termination because of the employee’s personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties or willful violation of any law, rule, or regulation (other than traffic violations or similar offenses). Notwithstanding anything to the contrary contained herein, the Bank may pay cash retention bonuses to employees of the Bank and its Subsidiaries who are selected by the chief executive officer of the Bank with the prior approval of Parent, such approval not to be unreasonably withheld, in order to help retain key employees through the Effective Time and for a specified period thereafter, provided that the aggregate amount of such retention bonuses shall not exceed $200,000.

(e) On or before the Effective Time, the Bank shall contribute sufficient funds to the Bank’s tax-qualified defined benefit pension plan so that the present value of the accrued benefits of the Bank’s tax-qualified defined benefit plan (using the interest rate applicable to lump sum distributions as of the Effective Time) does not exceed the market value of the assets of such plan.

7.10 Indemnification. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Bank or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of the Bank, any of the Subsidiaries of the Bank or any of their respective predecessors or affiliates or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that for a period of six years after the Effective Time, Parent shall indemnify and hold harmless, as and to the fullest extent permitted by law and the Bank’s Articles of Association and Bylaws, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation incurred by each Indemnified Party to the fullest extent permitted by law and the Bank’s Articles of Association and Bylaws upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Parent; provided, however, that (1) Parent shall have the right to assume the defense thereof and upon such assumption Parent shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Parent elects not to assume such defense or counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between Parent and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Parent, and Parent shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Parent shall in all cases be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, (3) Parent shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), (4) Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law, and (5) Parent shall have no obligation hereunder to any Indemnified Party in respect of any such loss, claim, damage, liability, cost, expense, judgment or amount paid in settlements which arose out of or resulted from the gross negligence, willful misconduct or criminal acts of the Indemnified Party. Any Indemnified Party wishing to claim Indemnification under this Section 7.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify

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Parent thereof, provided that the failure to so notify shall not affect the obligations of Parent under this Section 7.10 except to the extent such failure to notify materially prejudices Parent. Parent’s obligations under this Section 7.10 shall continue in full force and effect without time limit from and after the Effective Time.

(b) Parent shall cause the persons serving as officers and directors of the Bank immediately prior to the Effective Time to be covered for a period of three years from the Effective Time by a directors’ and officers’ liability insurance policy having the coverages set forth in Section 7.10(b) of the Parent Disclosure Schedule and maintained by Parent or SPB with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such.

(c) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or Receiving Bank or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 7.10.

(d) The provisions of this Section 7.10 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

7.11 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Receiving Bank with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.

7.12 Coordination of Dividends. After the date of this Agreement each of Parent and the Bank shall coordinate with the other the declaration of any dividends in respect of the Parent Common Stock and the Bank Common Stock and the record dates and payments dates relating thereto, it being the intention of the parties that the holders of Bank Common Stock shall not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Bank Common Stock and any shares of Parent Common Stock any holder of Bank Common Stock receives in exchange therefor in the Merger (it being understood and agreed by the parties hereto that the dividend which would usually be paid by the Bank in January 2006 may, at the Bank’s option, instead be paid in December 2005).

7.13 Appointment of Directors. Effective as of the Effective Time, Parent shall cause its Board of Directors to be expanded by one member and shall appoint Mr. Michael A. Morello to fill the vacancy on Parent’s Board of Directors created by such increase. If Mr. Morello does not become a director of Parent because of death, disability or otherwise, Parent agrees, after consultation with Messrs. Michael D. Capizola and Dennis W. DiLazzero, to cause a person who is a member of the Board of Directors of the Bank as of the date hereof to be appointed to the Board of Directors of Parent in Mr. Morello’s stead. Effective as of the Effective Time, the Receiving Bank shall cause its Board of Directors to be expanded by two members and shall appoint Messrs. Capizola and DiLazzero to fill the vacancies on the Receiving Bank’s Board of Directors created by such increase. In connection with the foregoing, Mr. Capizola will be appointed to the Executive Committee of the Receiving Bank. If either Mr. Capizola or Mr. DiLazzero do not become a director of the Receiving Bank because of death, disability or otherwise, Parent agrees, after consultation with Messrs. Morello, Capizola and DiLazzero, as appropriate, to cause a person who is a member of the Board of Directors of the Bank as of the date hereof to be appointed to the Board of Directors of the Receiving Bank in such person’s stead. Nothing in this Section 7.13 shall require the election or appointment of any individual whose election or appointment is prohibited or advised against by any Regulatory Agency or by the Nominating Committee of the Board of Directors of Parent.

7.14 Certain Agreements. SPB has entered into employment agreements with Mr. DiLazzero, pursuant to which he shall become Chief Operating Officer of the Receiving Bank, and Mr. William R. Plick, pursuant to

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which he will become Executive Vice President and Regional Lending Head of the Minotola Region of SPB, each commencing as of the Effective Time.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been approved and adopted by the requisite votes of the holders of the outstanding shares of Bank Common Stock under applicable law.

(b) Listing of Shares. The shares of Parent Common Stock which shall be issued to the shareholders of the Bank upon consummation of the Merger shall have been authorized for listing on the NASDAQ/NMS, subject to official notice of issuance.

(c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(d) S-4. The S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger (an “Injunction”) shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

8.2 Conditions to Obligations of Parent and SPB. The obligations of Parent and SPB to effect the Merger are also subject to the satisfaction or waiver by Parent and SPB at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Bank set forth in this Agreement (i) that are not qualified by materiality shall be true and correct in all material respects and (ii) that are qualified by materiality shall be true and correct in all respects, in each of the foregoing cases as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Parent and SPB shall have received a certificate signed on behalf of the Bank by the Chief Executive Officer or the Chief Financial Officer of the Bank to the foregoing effect.

(b) Performance of Obligations of the Bank. The Bank shall have performed in all material respects all obligations required to be performed by it under this Agreement and the Bank Merger Agreement at or prior to the Closing Date, and Parent and SPB shall have received a certificate signed on behalf of the Bank by the Chief Executive Officer or the Chief Financial Officer of the Bank to such effect.

(c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

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(d) No Dissenting Shares. Bank shall not have received notices from shareholders holding in the aggregate more than 10% of Bank Common Stock of their intention to exercise dissenters’ rights in accordance with the National Bank Act.

(e) Federal Tax Opinion. Parent shall have received an opinion from Morgan, Lewis & Bockius LLP, counsel to Parent (“SPB’s Counsel”), in form and substance reasonably satisfactory to Parent, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, SPB’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Parent, SPB, the Bank and others, reasonably satisfactory in form and substance to such counsel.

(e) The Bank shall deliver to Parent a non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under Treasury Regulations issued pursuant to Section 1445 of the Code stating that the Bank is not a “foreign person” as defined in Section 1445 of the Code.

8.3 Conditions to Obligations of the Bank. The obligation of the Bank to effect the Merger is also subject to the satisfaction or waiver by the Bank at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement (i) that are not qualified by materiality shall be true and correct in all material respects and (ii) that are qualified by materiality shall be true and correct in all respects, in each of the foregoing cases as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. The Bank shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent and SPB. Parent and SPB shall have performed in all material respects all obligations required to be performed by them under this Agreement and the Bank Merger Agreement at or prior to the Closing Date, and the Bank shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

(d) Federal Tax Opinion. The Bank shall have received an opinion from Elias, Matz, Tiernan & Herrick L.L.P. (the “Bank’s Counsel”), in form and substance reasonably satisfactory to the Bank, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, the Bank’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Parent, SPB, the Bank and others, reasonably satisfactory in form and substance to such counsel.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement, the Merger and the other transactions contemplated hereby, by the shareholders of both the Bank and SPB:

(a) by mutual consent of the Bank and Parent in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board of Directors;

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(b) by either Parent or the Bank upon written notice to the other party (i) 30 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 30-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity (provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein) or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;

(c) by either Parent or the Bank if the Merger shall not have been consummated on or before September 30, 2006, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Parent or the Bank (provided that it shall not be in material breach of any of its obligations under Section 7.4), if approval of the shareholders of the Bank required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain, after the use of all reasonable efforts, the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof;

(e) by either Parent or the Bank (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 9.1(e) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 8.2(a) (in the case of a breach of representation or warranty by the Bank) or Section 8.3(a) (in the case of a breach of representation or warranty by Parent);

(f) by either Parent or the Bank (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing; or

(g) by the Bank at any time during the two-day period following the Determination Date (as defined in Section 1.4 hereof), if both of the following conditions (1) and (2) are satisfied:

(1) the Average Closing Price (as defined below) shall be less than the product of 0.800 and the Starting Price; and

(2) (i) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the “Parent Ratio”) shall be less than (ii) the number obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date (as defined below) and subtracting 0.200 from such quotient (such number being referred to herein as the “Index Ratio”);

subject to the following. If the Bank elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Parent; provided that such notice of election to terminate may be withdrawn at any time within the aforementioned two-day period. During the period commencing with its receipt of such notice and ending at the Effective Time, Parent shall have the option of increasing the Exchange Ratio and/or the Per Share Cash Consideration in a manner such, and to the extent required, so that the condition set

Annex A-34

forth in either clause (1) or (2) above shall be deemed not to exist; provided, however, that the Per Share Cash Consideration shall not be increased in a manner that would cause the failure of the conditions set forth in Sections 8.2(e) or 8.3(d) hereof.

For purposes hereof, the condition set forth in clause (1) above shall be deemed not to exist if:

the Exchange Ratio and/or the Per Share Cash Consideration is increased so that the Per Share Consideration (calculated by using the Average Closing Price, as provided in the definition of “Per Share Consideration”) after such increase is not less than 86% of the Per Share Consideration calculated by using the Starting Price in lieu of the Average Closing Price.

For purposes hereof, the condition set forth in clause (2) above shall be deemed not to exist if:

the Exchange Ratio and/or the Per Share Cash Consideration is increased so that the Adjusted Parent Ratio is not less than the Index Ratio.

If Parent makes this election, within such period, it shall give prompt written notice to Bank of such election and the revised Exchange Ratio and/or Per Share Cash Consideration, whereupon no termination shall have occurred pursuant to this Section 9.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio and/or Per Share Cash Consideration, and derivatively the Per Share Stock Consideration and/or Total Cash Amount, shall have been so modified), and any references in this Agreement to “Exchange Ratio,” “Per Share Cash Consideration,” “Per Share Stock Consideration” and “Total Cash Amount” shall thereafter be deemed to refer to the Exchange Ratio, Per Share Cash Consideration, Per Share Stock Consideration and Total Cash Amount after giving effect to any adjustment made pursuant to this Section 9.1(g). For purposes of this Section 9.1(g), the following terms shall have the meanings indicated:

“Adjusted Parent Ratio” means the number obtained by dividing (x) the sum of (A) the Average Closing Price plus (B) the quotient obtained by dividing the aggregate increase in transaction value resulting from an increase in the Exchange Ratio and/or the Per Share Cash Consideration by the total number of shares of Bank Common Stock outstanding multiplied by the initial Exchange Ratio and the percentage offered as stock (70%), on the Determination Date, by (y) the Starting Price.

“Average Closing Price” means the average of the last reported sale prices per share of Parent Common Stock as reported on the NASDAQ/NMS (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source) for the twenty consecutive trading days immediately preceding the Determination Date (as defined in Section 1.4(a) hereof).

“Index Price” on a given date means the closing price of the NASDAQ Bank Index.

“Per Share Consideration” means the sum of (i) 70% of the product of the Per Share Stock Consideration times the Average Closing Price plus (ii) 30% of the Per Share Cash Consideration.

“Starting Date” means the trading day on the NASDAQ/NMS preceding the day on which the parties publicly announce the signing of this Agreement.

“Starting Price” means $24.00.

If Parent declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of Parent shall be appropriately adjusted for the purposes of applying this Section 9.1(g).

(h) by Parent, if (i) the Board of Directors of the Bank shall have withdrawn or modified in a manner adverse to Parent its recommendation to its shareholders referred to in Section 7.4 hereof in order to

Annex A-35

accept a Superior Proposal, or (ii) prior to acceptance for payment of the Bank Common Stock any Person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Principal Shareholders, Parent or its Subsidiaries) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of at least 20% of the outstanding Bank Common Stock.

9.2 Effect of Termination. In the event of termination of this Agreement by either Parent or the Bank as provided in Section 9.1, this Agreement shall forthwith become void and have no effect except (i) Sections 7.2(b), 7.3(e), 9.2 and 10.3 shall survive any termination of this Agreement and (ii) that, notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

9.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of this Agreement, the Merger and other transactions contemplated hereby, by the shareholders of either the Bank or SPB; provided, however, that after any approval of the transactions contemplated by this Agreement by the Bank’s shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to the Bank shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.4 Extensions; Waiver. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X

GENERAL PROVISIONS

10.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at the offices of Parent at 10:00 a.m., or such other place and time as may be agreed to by the parties hereto, and on such date as the parties hereto shall mutually agree, provided that such date may not be later than 15 business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VIII hereof (other than those conditions which relate to actions to be taken at the Closing) (the “Closing Date”).

10.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or the Bank Merger Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

10.3 Expenses. Except as otherwise specified in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

10.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return

Annex A-36

receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or SPB, to:

Susquehanna Bancshares, Inc.

P.O. Box 1000

26 North Cedar Street

Lititz, PA 17543

Attention: Chief Executive Officer

Telecopy: 717-626-1874

with a copy to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

Attention: Timothy Maxwell, Esq.

Telecopy: 215-963-5001

and

(b)	if to the Bank, to:

Minotola National Bank

1748 South Lincoln Avenue

Vineland, New Jersey 08360

Attention: Dennis W. DiLazerro

Telecopy: 856-794-8946

with a copy to:

Elias, Matz, Tiernan & Herrick L.L.P.

734 15th Street, N.W.

Washington, D.C. 20005

Attention: Kevin Houlihan, Esq.

Telecopy: 202-347-2172

and

Capizola, Fineman & Lapham

100 North Main Road

Vineland, New Jersey 08360-8293

Attention: Michael D. Capizola, Esq.

Telecopy: 609-692-7802

10.5 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to November 14, 2005. No provision of this Agreement shall be

Annex A-37

construed to require the Bank or Parent or any of their respective Subsidiaries or affiliates to take any action that would violate any applicable law, rule or regulation.

10.6 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.7 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement between Parent and the Bank.

10.8 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law.

10.9 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in 7.2(b) of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of Section 7.2(b) of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.11 Publicity. Except as expressly permitted by this Agreement or otherwise required by law or the rules of the NASDAQ/NMS, so long as this Agreement is in effect, neither Parent nor the Bank shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

10.12 Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

Annex A-38

IN WITNESS WHEREOF, Parent, SPB and the Bank have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

SUSQUEHANNA BANCSHARES, INC.

By:	/s/ WILLIAM J. REUTER
Name:	William J. Reuter
Title:	Chairman, President and
Chief Executive Officer

SUSQUEHANNA PATRIOT BANK

By:	/s/ MICHAEL M. QUICK
Name:	Michael M. Quick
Title:	Chairman

MINOTOLA NATIONAL BANK

By:	/s/ DENNIS W. DILAZZERO
Name:	Dennis W. DiLazzero
Title:	President and Chief Executive Officer

Annex A-39

Annex B

November 14, 2005

The Board of Directors

Minotola National Bank

1748 South Lincoln Avenue

Vineland, NJ 08360

Ladies and Gentlemen:

You have requested that Milestone Advisors, LLC (“Milestone”) provide you with its opinion as to the fairness, from a financial point of view, to the holders of common stock (“Stockholders”) of Minotola National Bank (“Minotola” or the “Company”) of the consideration (as hereinafter defined) to be received by them pursuant to the Agreement and Plan of Merger by and between Susquehanna Bancshares, Inc. (“Susquehanna”) and its subsidiaries and Minotola dated November 14, 2005 (the “Agreement”), pursuant to which Minotola will be merged with and into Susquehanna Patriot Bank, a subsidiary of Susquehanna (the “Transaction”).

Pursuant to the Agreement, each outstanding share of Minotola Common Stock will be exchanged, at the election of the holder thereof, for either 134 shares of Susquehanna Common Stock, $3,226.44 in cash, or a combination of Susquehanna Common Stock and cash. All elections will be subject to the allocation and proration procedures described in the Agreement. These procedures are intended to ensure that 70% of the aggregate consideration will be in the form of Susquehanna common stock and 30% of the aggregate consideration will be in the form of cash (in aggregate, the “Consideration”). The terms and conditions of the Consideration received by Minotola shareholders are described in more detail in the Agreement.

In the course of performing our review and analyses for rendering this opinion, Milestone has:

•	reviewed the Agreement;

•	reviewed Minotola’s audited Annual Reports for the last five fiscal years ended December 31, 2004 and Minotola’s unaudited monthly reports for the ten month period ended October 31, 2005;

•	reviewed Minotola’s quarterly Call Reports for the quarters ended June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005, and September 30, 2005;

•	reviewed Susquehanna’s Annual Reports on Form 10-K for the last three years ended December 31, 2004, Susquehanna’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005, Susquehanna’s Annual Proxy Statements for the last two years, and Call Reports for Susquehanna’s subsidiary banks for the periods ended March 31, 2005, June 30, 2005, and September 30, 2005;

•	met with certain members of Minotola’s senior management to discuss its business, operations, historical and projected financial results and future prospects;

•	reviewed publicly available financial data, trading multiples of companies which we deemed generally comparable to Minotola;

•	reviewed the terms of recent merger and acquisition transactions which we deemed generally comparable to the Transaction, including, to the extent publicly available, certain acquisition transactions entered into by Susquehanna;

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate, including an assessment of general economic, market and monetary conditions.

In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information we reviewed. With respect to the financial forecasts of Minotola provided to or discussed with us, we have assumed, at the direction of the Company and without

Annex B-1

Board of Directors of Minotola November 14, 2005 Page 2 of 2

independent verification or investigation, that such forecasts have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of the management of the Company as to the future performance of the Company. We have not assumed any responsibility for the independent verification of any information provided to us, and we have further relied upon the assurances of the senior management of Minotola that they are unaware of any facts that would make the information provided to us incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Minotola, nor have we been furnished with any such appraisals. Milestone’s conclusions and opinion are necessarily based upon economic, market and other conditions and the information made available to Milestone as of the date of this opinion. Milestone expresses no opinion on matters of a legal, regulatory, tax or accounting nature related to the Transaction.

We have assumed that the Transaction will be consummated in accordance with the terms of the Agreement without any regulatory limitations, restrictions, conditions, amendments or modifications that would have an adverse effect on Minotola or Susquehanna.

Milestone, as part of its investment banking practice, is regularly engaged in the valuation of securities and the evaluation of transactions in connection with mergers and acquisitions of commercial banks, savings institutions and financial services holding companies, as well as business valuations for other corporate purposes for financial services organizations. Milestone has experience in, and knowledge of, the valuation of commercial banks based in New Jersey as well as the United States as a whole.

We have acted as a financial advisor to the Company in connection with the Transaction and will receive a customary fee for such services; such fee is contingent on the successful consummation of the Transaction.

It is understood that this letter is intended for the use of the Board of Directors of Minotola in connection with their consideration of the Transaction and is not to be relied upon by any other person for any other purpose. This letter does not constitute a recommendation to the Board of Directors of Minotola as to whether to approve the Transaction and does not constitute a recommendation to any stockholder to sell their shares, exercise their appraisal rights, if any, or to take any other action. We express no opinion as the underlying valuation, future performance or long-term viability of the Company.

This letter is not to be used for any other purpose, and may not be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement, information statement or any other material required to be distributed to the holders of Minotola common stock in connection with the Transaction. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, as well as any such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction is fair, from a financial point of view, to the holders of common shares of Minotola.

Very truly yours,

/S/    MILESTONE ADVISORS, LLC

MILESTONE ADVISORS, LLC

Annex B-2

Annex C

November 14, 2005

Board of Directors

Minotola National Bank

1748 South Lincoln Avenue

Vineland, NJ 08360-1550

Dear Board Members:

You have requested our written opinion, as an independent financial advisor to Minotola National Bank (the “MTLA”) as to the fairness, from a financial point of view to MTLA and its shareholders, of the consideration to be paid for the shares as proposed in the Agreement and Plan of Merger dated November 14, 2005 (the “Agreement”), pursuant to which Susquehanna Bancshares, Inc. and its wholly-owned subsidiary Susquehanna Patriot Bank (the two entities collectively referred to as “SUSQ”) will acquire MTLA.

Pursuant to the Agreement and discussions with management, all shares of MTLA common stock will be converted into the right to receive $3,226.44 per share in cash, 134 shares of SUSQ common stock (subject to adjustment in certain circumstances) or some combination of cash and stock. MTLA shareholders may select the form of consideration they wish to receive subject to the constraint that the overall consideration mix shall equal 30% cash and 70% SUSQ common shares.

In general, FinPro, Inc. (“FinPro”) provides investment banking and consulting services to the bank and thrift industry, including appraisals and valuations of bank and thrift institutions and their securities in connection with mergers, acquisitions and other securities transactions. FinPro has knowledge of and experience with the New Jersey and Pennsylvania bank and thrift market and financial institutions operating in this market. MTLA’s Board chose FinPro because of its expertise, experience and familiarity with the bank and thrift industry.

MTLA retained FinPro to advise the Board of Directors of MTLA in connection with its merger and acquisition activities. Pursuant to its engagement, FinPro will be paid a fee for rendering its fairness opinion relating to the merger. MTLA will pay FinPro a fee equal to 0.50% of the Aggregate Purchase Price, as defined in the engagement letter, or approximately $825,000 in the aggregate for rendering its fairness opinion and for its financial advisory assistance. The majority of FinPro’s fee is contingent upon the consummation of the proposed acquisition. Additionally, MTLA has agreed to reimburse FinPro for its out-of-pocket expenses and has agreed to indemnify FinPro and certain related persons against certain liabilities possibly incurred in connection with the services performed.

Prior to being retained as MTLA’s financial advisor for this transaction, FinPro provided professional services to MTLA and has been paid for such services. The fees paid to FinPro by MTLA, prior to being retained as MTLA’s financial advisor, are not material relative to FinPro’s annual gross revenues. FinPro has never provided professional services to SUSQ.

In connection with its opinion, FinPro reviewed and considered, among other things:

(i)	the Agreement and the exhibits thereto;

(ii)	changes in the market for bank and thrift stocks;

(iii)	the trading history and performance of SUSQ’s common stock;

Annex C-1

(iv)	trends and changes in the financial condition of MTLA and SUSQ beginning with the twelve month period ended December 31, 2000;

(v)	the most recent annual report to shareholders of MTLA and SUSQ;

(vi)	the most recent 10-K of SUSQ;

(vii)	quarterly reports on Form 10-Q of SUSQ;

(viii)	quarterly regulatory reports of MTLA;

(ix)	the most recent audit letter to MTLA and SUSQ; and

(x)	recent regulatory exam reports of MTLA and SUSQ.

We also had discussions with the management of MTLA and SUSQ regarding their respective financial results and have analyzed the most current financial data available for MTLA and SUSQ. In addition, we considered financial studies, analyses and investigations and economic and market information that we deemed relevant. We also considered the potential pro forma financial impact of the acquisition, including assumed operating synergies.

We considered certain financial data of MTLA and compared that data to other banks and their holding companies that were recently merged or acquired. Furthermore, we considered the financial terms of these business combinations involving these banks and their holding companies.

FinPro did not independently verify the financial data provided by or on behalf of MTLA and SUSQ, but instead relied upon and assumed the accuracy and completeness of the data provided.

In reaching our opinion, we took into consideration the financial benefits of the proposed transaction to MTLA shareholders. Based on all factors deemed relevant and assuming the accuracy and completeness of the information and data provided by MTLA and SUSQ, it is FinPro’s opinion as of this date, that the merger consideration being offered by SUSQ is fair, from a financial point of view, to MTLA and its shareholders.

Respectfully Submitted,

/s/    FINPRO, INC.

FinPro, Inc.

Liberty Corner, New Jersey

Annex C-2

Annex D

SHAREHOLDER AGREEMENT

This SHAREHOLDER AGREEMENT (“Agreement”) is made as of November 14, 2005, between Susquehanna Bancshares, Inc., a Pennsylvania corporation (“Parent”), and the undersigned shareholder (“Shareholder”) of Minotola National Bank, a national banking association (the “Bank”).

RECITALS:

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Susquehanna Patriot Bank, a New Jersey state-chartered bank and wholly owned subsidiary of Parent (“SPB”), and the Bank are entering into an Agreement of Plan of Merger of even date herewith (the “Merger Agreement”), pursuant to which the Bank will be merged with and into SPB (the “Merger”);

WHEREAS, as of the date hereof, Shareholder is the Beneficial Owner (as defined below) of Subject Shares (as defined below); and

WHEREAS, in order to induce Parent and SPB to enter into the Merger Agreement, Shareholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of the covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties agree as follows:

1. Definitions.

(a) “Beneficially Own” or “Beneficial Owner” with respect to any securities means having “beneficial ownership” as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b) “Bank Capital Stock” means shares of common stock, par value $70.00 per share, of the Bank.

(c) “Bank Options and Other Rights” means options, warrants and other rights to acquire, directly or indirectly, shares of Bank Capital Stock.

(d) “Expiration Date” means the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement) or (ii) the date on which the Merger Agreement is terminated pursuant to its terms.

(e) “Subject Shares” means (i) all shares of Bank Capital Stock Beneficially Owned by Shareholder as of the date of this Agreement; and (ii) all additional shares of Bank Capital Stock of which Shareholder acquires Beneficial Ownership during the period from the date of this Agreement through the Expiration Date.

2. Voting.

(a) Shareholder hereby agrees that, prior to the Expiration Date, at any meeting of the shareholders of the Bank, however called, and in any written action by consent of shareholders of the Bank, unless otherwise directed in writing by Parent, Shareholder shall cause to be counted as present thereat for purposes of establishing a quorum and shall vote, or cause to be voted, any and all Subject Shares Beneficially Owned by Shareholder as of the record date of such meeting or written consent:

(i) in favor of the Merger, the execution and delivery by the Bank of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, in favor of each of the other actions contemplated by the Merger Agreement and in favor of any action in furtherance of any of the foregoing;

(ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Bank in the Merger Agreement; and

Annex D-1

(iii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Bank or any subsidiary of the Bank; (B) any sale, lease, sublease, license, sublicense or transfer of a material portion of the rights or other assets of the Bank or any subsidiary of the Bank; (C) any reorganization, recapitalization, dissolution or liquidation of the Bank or any subsidiary of the Bank; (D) any change in the individuals who serve as members of the board of directors of the Bank; (E) any amendment to the Bank’s articles of association or bylaws; (F) any material change in the capitalization of the Bank or the Bank’s corporate or banking association structure; and (G) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement.

(b) Prior to the Expiration Date, Shareholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause “(i),” clause “(ii)” or clause “(iii)” of Section 2(a).

(c) Shareholder hereby waives and agrees not to exercise any applicable “dissenters’ rights” under the National Bank Act or any other applicable law with respect to the Subject Shares in connection with the Merger and the Merger Agreement.

(d) This Agreement shall apply to Shareholder solely in Shareholder’s capacity as a shareholder of the Bank. Nothing in this Agreement shall prevent Shareholder from acting in Shareholder’s capacity as a director or officer of the Bank or in any other capacity.

3. Grant of Proxy; Appointment of Proxy.

(a) In furtherance of the transactions contemplated hereby and by the Merger Agreement, and in order to secure the performance by Shareholder of Shareholder’s duties under this Agreement, Shareholder, concurrently with the execution of this Agreement, shall execute, in accordance with the provisions of applicable law, and deliver to Parent an irrevocable proxy, substantially in the form of Annex A hereto, and irrevocably appoint Parent or its designees, with full power of substitution, Shareholder’s attorney and proxy to vote, or, if applicable, to give consent with respect to, all of the Subject Shares Beneficially Owned by Shareholder as of the record date of such vote or consent in respect of any of the matters set forth in, and in accordance with the provisions of, Section 2(a) (the “Proxy”).

(b) Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Proxy. Shareholder hereby affirms that the Proxy set forth in this Section 3 is given to secure the performance of the duties of Shareholder under this Agreement. Shareholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof.

(c) Shareholder hereby revokes any and all prior proxies or powers of attorney given by Shareholder with respect to the voting of the Subject Shares and agrees not to grant any subsequent proxies or powers of attorney with respect to the voting of the Subject Shares until the Expiration Date.

(d) Shareholder shall, at Shareholder’s own expense, perform such further acts and execute such further proxies and other documents and instruments as may reasonably be required to vest in Parent the power to carry out and give effect to the provisions of this Agreement.

4. Covenants of Shareholder. The Shareholder covenants and agrees for the benefit of Parent that, until the Expiration Date, Shareholder will not:

(a) sell, transfer, pledge, hypothecate, encumber, assign, tender or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge,

Annex D-2

hypothecation, encumbrance, assignment, tender or other disposition of, (i) any Subject Shares or any interest therein, or (ii) any Bank Options and Other Rights or any interest therein; provided, however, that Shareholder may convert, exercise or exchange Bank Options and Other Rights into or for shares of Bank Capital Stock in which event such shares of Capital Stock shall become and be deemed Subject Shares subject to all the terms and conditions of this Agreement;

(b) other than the Proxy, grant any powers of attorney or proxies or consents in respect of any of the Subject Shares, deposit any of such Subject Shares into a voting trust, or enter into a voting agreement with respect to any of such Subject Shares; and

(c) take any other action with respect to the Subject Shares that would in any way restrict, limit or interfere with the performance of Shareholder’s obligations hereunder or the transactions contemplated hereby and the Merger Agreement.

5. Representations and Warranties of Shareholder. Shareholder represents and warrants to Parent as follows:

(a) As of the date of this Agreement and at all times through the Expiration Date:

(i) Shareholder is and will be the Beneficial Owner (free and clear of any encumbrances or restrictions) of the outstanding shares of Bank Capital Stock set forth under the heading “Shares of Bank Capital Stock Beneficially Owned”, on the signature page hereof.

(ii) Shareholder is and will be the Beneficial Owner (free and clear of any encumbrances or restrictions) of the outstanding Bank Options and Other Rights set forth under the heading “Bank Options and Other Rights Beneficially Owned” on the signature page hereof (except to the extent that such Bank Options and Other Rights are converted into, exercised or exchanged for shares of Bank Capital Stock); and

(iii) Shareholder does not directly or indirectly Beneficially Own any shares of Bank Capital Stock or Bank Options or Other Rights or other securities of the Bank, other than the shares of Bank Capital Stock and Bank Options and Other Rights set forth on the signature page hereof.

(b) Shareholder has and will have the legal capacity, power and authority to enter into and perform all of Shareholder’s obligations under this Agreement and the Proxy. This Agreement has been duly executed and delivered by Shareholder and, if Shareholder is a corporation, partnership or limited liability company, has been duly authorized by all requisite corporate, partnership or limited liability company action of Shareholder, as the case may be, and upon its execution and delivery by Parent, will constitute a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally, and the availability of injunctive relief and other equitable remedies.

(c) The execution, delivery and performance by Shareholder of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract, commitment or other obligation (written or oral) to which Shareholder is a party or by which any of Shareholder’s assets may be bound, and, if Shareholder is a corporation, partnership or limited liability company, the organizational documents of Shareholder, or (ii) violate any order, writ injunction, decree, judgment, order, statute, rule or regulation applicable to Shareholder or any of its assets.

(d) No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by Shareholder and the consummation by Shareholder of the transactions contemplated hereby.

6. Adjustments; Additional Shares. In the event (a) of any stock dividend, stock split, merger, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Bank on,

Annex D-3

of or affecting the Subject Shares or (b) that Shareholder shall become the Beneficial Owner of any additional shares of Bank Capital Stock or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 2(a), then the terms of this Agreement shall apply to the shares of Bank Capital Stock or other instruments or documents held by Shareholder immediately following the effectiveness of the events described in clause (a) or Shareholder becoming the Beneficial Owner thereof as described in clause (b), as though, in either case, they were Subject Shares hereunder.

7. Amendments and Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. To the maximum extent permitted by Law, (a) no waiver that may be given by a party shall be applicable except in the specific instance for which it was given and (b) no notice to or demand on one party shall be deemed to be a waiver of any obligation of such party or the right of the party giving such notice or demand to take further action without notice or demand.

8. Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

9. Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

10. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent, to:

Susquehanna Bancshares, Inc.

P.O. Box 1000

26 North Cedar Street

Lititz, PA 17543

Attention: Chief Executive Officer

Telecopy: 717-626-1874

with a copy to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

Attention: Timothy Maxwell, Esq.

Telecopy: 215-963-5001

and

Annex D-4

(b) if to Shareholder, to:

Attention:

Telecopy:

with a copy to:

Elias, Matz, Tiernan & Herrick L.L.P.

734 15th Street, N.W.

Washington, D.C. 20005

Attention: Kevin Houlihan, Esq.

Telecopy: 202-347-2172

or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

11. Captions. All captions contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

12. Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

13. Severability; Enforcement. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

14. Specific Performance. Shareholder acknowledges that the agreements contained in this Agreement are an integral part of the transactions contemplated by the Merger Agreement, and that, without these agreements, Parent would not enter into the Merger Agreement, and acknowledges that damages would be an inadequate remedy for any breach by Shareholder of the provisions of this Agreement. Accordingly, Shareholder agrees that Shareholder’s obligations hereunder shall be specifically enforceable and Shareholder shall not take any action to impede the other from seeking to enforce such right of specific performance.

15. Consent to Jurisdiction. Each party irrevocably submits to the exclusive jurisdiction of any Pennsylvania state court for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party agrees that any such action, suit or proceeding may be commenced in any Pennsylvania state court. Each party further agrees that service of any process, summons, notice or document by U.S. certified mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in Pennsylvania state court with respect to any matters to which it has submitted to jurisdiction in this Section 15. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in Pennsylvania state court, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court

Annex D-5

has been brought in an inconvenient forum. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

16. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law (whether of the Commonwealth of Pennsylvania or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Commonwealth of Pennsylvania.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Annex D-6

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto all as of the day and year first above written.

SUSQUEHANNA BANCSHARES, INC.

	By:	/s/ DREW K. HOSTETTER
	Name:	Drew K. Hostetter
	Title:	Executive Vice President & CFO

If shareholder is a natural person	SHAREHOLDER

(Signature)

Print Name

If shareholder is a business or other entity	SHAREHOLDER

[•]

By:
Name:
Title:

Number and class of shares of Capital Stock:	shares of common stock, par value $70.00 per share.

Number of Bank Options and Other Rights:	0

Annex D-7

ANNEX A

IRREVOCABLE PROXY

Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Shareholder Agreement, dated as of November 14, 2005, between Susquehanna Bancshares, Inc., a Pennsylvania corporation, and the undersigned shareholder of Minotola National Bank, a national banking association (the “Shareholder Agreement”). A copy of the Shareholder Agreement is attached hereto and is incorporated by reference herein.

This Proxy is given to secure the performance of the duties of the undersigned Shareholder pursuant to the Shareholder Agreement and is granted in consideration of Parent entering into the Merger Agreement.

The undersigned Shareholder hereby irrevocably appoints Drew K. Hostetter and Lisa M. Cavage, and each of them individually, the sole and exclusive attorneys, agents and proxies, with full power of substitution in each of them, for the undersigned Shareholder and in the name, place and stead of the undersigned Shareholder, to vote or, if applicable, to give written consent, with respect to, all Subject Shares Beneficially Owned by the undersigned Shareholder and which the undersigned Shareholder is or may be entitled to vote at any meeting of the Bank held after the date hereof, whether annual or special and whether or not an adjourned meeting, or, if applicable, to give written consent with respect thereto, in accordance with the provisions of Section 2(a) of the Shareholder Agreement as follows:

(i) in favor of the Merger, the execution and delivery by the Bank of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, in favor of each of the other actions contemplated by the Merger Agreement and in favor of any action in furtherance of any of the foregoing;

(ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Bank in the Merger Agreement; and

(iii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Bank or any subsidiary of the Bank; (B) any sale, lease, sublease, license, sublicense or transfer of a material portion of the rights or other assets of the Bank or any subsidiary of the Bank; (C) any reorganization, recapitalization, dissolution or liquidation of the Bank or any subsidiary of the Bank; (D) any change in the individuals who serve as members of the board of directors of the Bank; (E) any amendment to the Bank’s articles of association or bylaws; (F) any material change in the capitalization of the Bank or the Bank’s corporate or banking association structure; and (G) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Shareholder Agreement.

Annex D-8

This Proxy is coupled with an interest, shall be irrevocable to the fullest extent permitted by law and shall be binding on any successor in interest of the undersigned Shareholder. This Proxy shall not be terminated by operation of law upon the occurrence of any event, including, without limitation, the death or incapacity of the undersigned Shareholder.

This Proxy shall operate to revoke any prior proxy as to the Subject Shares heretofore granted by the undersigned Shareholder with respect to the subject matter of the Shareholder Agreement and the Merger Agreement.

This Proxy shall terminate on the Expiration Date.

SIGNATURE TO IRREVOCABLE PROXY

If Shareholder is a natural person	SHAREHOLDER

(Signature)

Print Name

Date:

If Shareholder is a business or other entity	SHAREHOLDER

[•]

By:
Name:
Title:

Date:

Annex D-9

Annex E

SECTION 214a OF NATIONAL BANK ACT

12 U.S.C. § 214a

A national banking association may, by vote of the holders of at least two-thirds of each class of its capital stock, convert into, or merge or consolidate with, a State bank in the same State in which the national banking association is located, under a State charter, in the following manner:

(a) Approval of board of directors; publication of notice of stockholders’ meeting; waiver of publication; notice by registered or certified mail

The plan of conversion, merger, or consolidation must be approved by a majority of the entire board of directors of the national banking association. The bank shall publish notice of the time, place, and object of the shareholders’ meeting to act upon the plan, in some newspaper with general circulation in the place where the principal office of the national banking association is located, at least once a week for four consecutive weeks: Provided, That newspaper publication may be dispensed with entirely if waived by all the shareholders and in the case of a merger or consolidation one publication at least ten days before the meeting shall be sufficient if publication for four weeks is waived by holders of at least two-thirds of each class of capital stock and prior written consent of the Comptroller of the Currency is obtained. The national banking association shall send such notice to each shareholder of record by registered mail or by certified mail at least ten days prior to the meeting, which notice may be waived specifically by any shareholder.

(b) Rights of dissenting stockholders

A shareholder of a national banking association who votes against the conversion, merger, or consolidation, or who has given notice in writing to the bank at or prior to such meeting that he dissents from the plan, shall be entitled to receive in cash the value of the shares held by him, if and when the conversion, merger, or consolidation is consummated, upon written request made to the resulting State bank at any time before thirty days after the date of consummation of such conversion, merger, or consolidation, accompanied by the surrender of his stock certificates. The value of such shares shall be determined as of the date on which the shareholders’ meeting was held authorizing the conversion, merger, or consolidation, by a committee of three persons, one to be selected by majority vote of the dissenting shareholders entitled to receive the value of their shares, one by the directors of the resulting State bank, and the third by the two so chosen. The valuation agreed upon by any two of three appraisers thus chosen shall govern; but, if the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment as provided herein, such shareholder may within five days after being notified of the appraised value of his shares appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares of the appellant. If, within ninety days from the date of consummation of the conversion, merger, or consolidation, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal, or the appraisal as the case may be, shall be paid by the resulting State bank. The plan of conversion, merger, or consolidation shall provide the manner of disposing of the shares of the resulting State bank not taken by the dissenting shareholders of the national banking association.

Annex E-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Sections 1741 and 1742 of the Pennsylvania Business Corporation Law of 1988, as amended (the “BCL”), provide that a business corporation may indemnify directors and officers against liabilities they may incur as such provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of actions against a director or officer by or in the right of the corporation, the power to indemnify extends only to expenses (not judgments and amounts paid in settlement) and such power generally does not exist if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for specified expenses. Under Section 1743 of the BCL, the corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions. Under Section 1745 of the BCL, a corporation may pay the expenses of a director or officer incurred in defending an action or proceeding in advance of the final disposition thereof upon receipt of an undertaking from such person to repay the amounts advanced unless it is ultimately determined that such person is entitled to indemnification from the corporation. Article XIV of Susquehanna’s Amended and Restated Bylaws provides indemnification of directors, officer and other agents of Susquehanna and advancement of expenses to the extent otherwise permitted by Sections 1741, 1742 and 1745 of the BCL.

Section 1746 of the BCL grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Pursuant to the authority of Section 1746 of the BCL, Susquehanna has also entered into employment agreements with certain principal officers which also provide for indemnification in connection with the performance of their offices.

Article XIV conditions any indemnification or advancement of expenses upon a determination, made in accordance with the procedures specified in Section 1744 of the BCL, by Susquehanna’s directors or shareholders that indemnification or advancement of expenses is proper because the director or officer met the standard of conduct set forth in Section 1741 or 1742 of the BCL, as applicable.

As authorized by Section 1747 of the BCL and Article XIV, Susquehanna maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering Susquehanna for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by Susquehanna.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of November 14, 2005, between Susquehanna Bancshares, Inc., Susquehanna Patriot Bank and Minotola National Bank (1)

5.1+	Opinion of Morgan, Lewis & Bockius LLP as to the legality of the securities being registered.

8.1+	Opinion of Morgan, Lewis & Bockius LLP as to the United States federal income tax consequences of the merger.

8.2+	Opinion of Elias, Matz, Tiernan & Herrick L.L.P. as to the United States federal income tax consequences of the merger.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Milestone Advisors, LLC.

23.3	Consent of FinPro, Inc.

23.4+	Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto).

24.1	Powers of Attorney (included on the signature page of this Registration Statement).

99.1+	Form of Proxy for Special Meeting of Shareholders of Minotola National Bank

99.2+	Election Form/Letter of Transmittal.

99.3	Opinion of Milestone Advisors, LLC.

99.4	Opinion of FinPro, Inc.

+	To be filed by amendment.

(1)	Previously filed as Exhibit 2.1 to Susquehanna’s Current Report on Form 8-K filed with the Commission on November 15, 2005, and incorporated by reference herein.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if a post-effective amendment to the registration statement is filed on Form S-8, and the information thereafter required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d) The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed after the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lititz, Commonwealth of Pennsylvania, on December 16, 2005.

SUSQUEHANNA BANCSHARES, INC.

By:	WILLIAM J. REUTER
William J. Reuter President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Each person in so signing also makes, constitutes and appoints William J. Reuter, President and Chief Executive Officer of Susquehanna, and Drew K. Hostetter, Chief Financial Officer of Susquehanna, and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, to execute and cause to be filed with the Securities and Exchange Commission pursuant to the requirements of the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933, as amended, any and all amendments and post-effective amendments to this Registration Statement, and including any Registration Statement for the same offering that is to be effective upon filing pursuant to rule 462(b) under the Securities Act, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date

WILLIAM J. REUTER William J. Reuter	President and Chief Executive Officer (principal executive officer), and Director	December 16, 2005

DREW K. HOSTETTER Drew K. Hostetter	Executive Vice President, Treasurer and Chief Financial Officer (principal financial and accounting officer)	December 16, 2005

JAMES A. BENTLEY, JR. James A. Bentley, Jr.	Director	December 16, 2005

RUSSELL J. KUNKEL Russell J. Kunkel	Director	December 16, 2005

E. SUSAN PIERSOL E. Susan Piersol	Director	December 16, 2005

OWEN O. FREEMAN, JR. Owen O. Freeman, Jr.	Director	December 16, 2005

GUY W. MILLER, JR. Guy W. Miller, Jr.	Director	December 16, 2005

Signature	Title	Date

HENRY H. GIBBEL Henry H. Gibbel	Director	December 16, 2005

ROGER V. WIEST Roger V. Wiest	Director	December 16, 2005

M. ZEV ROSE M. Zev Rose	Director	December 16, 2005

WAYNE E. ALTER, JR. Wayne E. Alter, Jr.	Director	December 16, 2005

JAMES G. APPLE James G. Apple	Director	December 16, 2005

JOHN M. DENLINGER John M. Denlinger	Director	December 16, 2005

CHLOÉ R. EICHELBERGER Chloé R. Eichelberger	Director	December 16, 2005

T. MAX HALL T. Max Hall	Director	December 16, 2005

WILLIAM B. ZIMMERMAN William B. Zimmerman	Director	December 16, 2005

BRUCE A. HEPBURN Bruce A. Hepburn	Director	December 16, 2005

Index to Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of November 14, 2005, between Susquehanna Bancshares, Inc., Susquehanna Patriot Bank and Minotola National Bank (1)

5.1+	Opinion of Morgan, Lewis & Bockius LLP as to the legality of the securities being registered.

8.1+	Opinion of Morgan, Lewis & Bockius LLP as to the United States federal income tax consequences of the merger.

8.2+	Opinion of Elias, Matz, Tiernan & Herrick L.L.P. as to the United States federal income tax consequences of the merger.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Milestone Advisors, LLC.

23.3	Consent of FinPro, Inc.

23.4+	Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto).

24.1	Powers of Attorney (included on the signature page of this Registration Statement).

99.1+	Form of Proxy for Special Meeting of Shareholders of Minotola National Bank

99.2+	Election Form/Letter of Transmittal.

99.3	Opinion of Milestone Advisors, LLC.

99.4	Opinion of FinPro, Inc.

+	To be filed by amendment.

(1)	Previously filed as Exhibit 2.1 to Susquehanna’s Current Report on Form 8-K filed with the Commission on November 15, 2005, and incorporated by reference herein.